

DiaMedica
THERAPEUTICS



2023 Annual Report & 2024 Annual General Meeting Proxy Statement

Dear Shareholders,

As we reflect on DiaMedica's journey throughout 2023, we believe we are now strategically positioned to execute on our commitment to advancing the treatment of acute ischemic stroke (AIS) with our therapeutic candidate, DM199 (Rinvecalinase Alfa), the first pharmaceutically active recombinant form of the human tissue kallikrein-1 (rKLK1) protein to be clinically studied. We successfully navigated the challenges of resolving our clinical hold and resuming our ReMEDy2 stroke trial, exited the year with the strongest balance sheet in the Company's history, and added core talent throughout the organization. We are determined with a steadfast focus on execution and prudent investment.

Progress in the ReMEDy2 Trial

A key development this year was the FDA's full removal of the clinical hold on and the re-initiation of our ReMEDy2 Phase 2/3 pivotal trial for AIS. This step forward was achieved through diligent work and dedication to patient safety in addressing the IV dosing concerns that paused the trial. We completed a significant amount of lab-based testing, including our in-use studies of the various components used in the IV administration of DM199. Going above and beyond the data requested by the FDA, we also conducted a Phase 1c human safety study to confirm that the IV dose level we are using in the reinitiated ReMEDy2 trial is safe and well tolerated. While we believe that the results of this study aided the FDA in its decision to fully lift the clinical hold, we also wanted to ensure that existing and new physician investigators would be confident in the safety of the ReMEDy2 trial.

The resumption of the ReMEDy2 trial signifies not just our ability to adapt but also our ability to address the continuous challenges of clinical development. The past year, we have learned from previous challenges, leading to further enhancements in our ReMEDy2 clinical trial protocol, which we believe will give us the highest probability of success. Our focus is on efficiently managing trial activities, while keenly aware of the hurdles that lie ahead in bringing DM199 closer to patients.

Leadership Enhancements

We also made strategic additions to our leadership team. Lorianne Masuoka, M.D. joined us as Chief Medical Officer. Dr. Masuoka is a board-certified neurologist with more than 25 years of experience building and expanding high value pipelines in the biopharmaceutical industry. She has a history of building and leading high-performing teams in clinical development through all stages and the ultimate approval of new medicines. Her experience also includes playing a key role in developing strategic partnerships and acquisitions of multiple biotechnology companies. Dr. Masuoka also recruited a former colleague, Rebekah de Vitry Fries, to join DiaMedica's team as Vice President of Clinical Operations. Ms. de Vitry Fries has over 15 years of clinical operations experience including Epygenix Therapeutics; Takeda and Marinus Pharmaceuticals. In addition, Ambarish Shah, Ph.D. joined us as Chief Technology Officer. He has over 25 years of experience in advancing biopharmaceuticals from early stage through commercialization. Dr. Shah has a distinguished record of building and managing talented organizations focused on drug product and process development and delivery, while balancing both technical and business priorities and challenges. He brings deep insights and decision-making experience gained from successful global licensure and life cycle management of several life altering medicines. These appointments expand and strengthen our team.

Financial Stability and Growth

We would also like to highlight our strong financial position to support the continued execution of the ReMEDy2 trial. We completed the year with a cash reserve in excess of $50 million. This improved financial standing provides us with a more solid foundation to pursue our clinical objectives. While this financial buffer is reassuring, we are mindful of the need for careful management and strategic investment to ensure long-term sustainability and success.

Forward Outlook

The path forward for DM199 is cautiously optimistic. While we have observed promising biological activity and made strategic adjustments, we are acutely aware of the challenges that accompany clinical development. Our enhanced team and financial resources better position us to tackle these challenges.

Our progress and future plans are deeply supported by you, our shareholders. Your trust and support are crucial to our endeavors, and we do not take this lightly. Thank you for your continued support, and we are committed to keeping you informed of our progress and to working diligently towards our shared goals.

Sincerely,

Rick Pauls
President and Chief Executive Officer

Richard Pilnik
Chairman of the Board







April 4, 2024

Dear Shareholders:

Together with our Board of Directors and the management team at DiaMedica Therapeutics Inc., we are pleased to invite you to our 2024 Annual General Meeting of Shareholders, which will be held at our corporate offices located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, USA, beginning at 9:00 a.m., CDT, on Wednesday, May 22, 2024.

At the meeting, shareholders will be asked to consider and vote upon the following voting proposals: (1) to elect seven persons to serve as directors until our next annual general meeting of shareholders or until their respective successors are elected and qualified; (2) to appoint Baker Tilly US, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 and to authorize the Board of Directors to fix our independent registered public accounting firm's remuneration; (3) to approve an amendment to the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan to increase the number of shares available under the plan; (4) to approve, on an advisory (non-binding) basis, our executive compensation; and (5) to approve, on an advisory (non-binding) basis, the frequency of future advisory votes on executive compensation. The last two voting proposals, which are commonly referred to as a say-on-pay vote and a frequency of a say-on-pay vote are new for DiaMedica and are the result of the loss of our "emerging growth company" status under applicable U.S. Securities and Exchange Commission rules.

The accompanying Notice of 2024 Annual General Meeting of Shareholders and proxy statement describe these matters in more detail. We urge you to read this information carefully.

The Board of Directors recommends a vote: **FOR** each of the seven nominees for director named in the proxy statement, for a frequency of every **ONE YEAR** on the frequency of a say-on-pay vote and **FOR** the approval of the other proposals being submitted to a vote of our shareholders.

Voting your DiaMedica common shares is easily achieved without the need to attend the meeting in person. Regardless of the number of shares you own, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to vote your shares via the Internet, by telephone, or by promptly marking, dating, signing, and returning the proxy card. Voting over the Internet, by telephone, or by written proxy will ensure that your shares are represented at the meeting.

On behalf of the Board of Directors, we thank you for your participation, investment and support.

Sincerely,

Richard Pilnik
Chairman of the Board

Rick Pauls
President and Chief Executive Officer

> **You can help us make a difference by eliminating paper proxy materials. With your consent, we will provide all future proxy materials electronically. Instructions for consenting to electronic delivery can be found on your proxy card or at *www.proxyvote.com*. Your consent to receive shareholder materials electronically will remain in effect until canceled.**

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 22, 2024

The Annual General Meeting of Shareholders of DiaMedica Therapeutics Inc., a corporation existing under the laws of British Columbia, will be held at our corporate offices located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, USA, beginning at 9:00 a.m., CDT, on Wednesday, May 22, 2024, for the following purposes:

1. To receive the audited consolidated financial statements of DiaMedica Therapeutics Inc. for the financial year ended December 31, 2023 and accompanying report of the independent registered public accounting firm (for discussion only).

2. To elect seven persons to serve as directors until our next annual general meeting of shareholders or until their respective successors are elected and qualified (Voting Proposal One).

3. To consider a proposal to appoint Baker Tilly US, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 and to authorize the Board of Directors to fix our independent registered public accounting firm's remuneration (Voting Proposal Two).

4. To consider a proposal to approve an amendment to the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan to increase the number of shares available under the plan by 3,000,000 shares (Voting Proposal Three).

5. To approve, on an advisory (non-binding) basis, our executive compensation (Voting Proposal Four).

6. To approve, on an advisory (non-binding) basis, the frequency of future advisory votes on executive compensation (Voting Proposal Five).

7. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

Only those shareholders of record at the close of business on March 25, 2024 will be entitled to notice of, and to vote at, the meeting and any adjournments thereof. A shareholder list will be available at our corporate offices beginning April 4, 2024 during normal business hours for examination by any shareholder registered on our common share ledger as of the record date, March 25, 2024, for any purpose germane to the meeting.

By Order of the Board of Directors,

Scott Kellen signature

Scott Kellen
Corporate Secretary

April 4, 2024
Minneapolis, Minnesota

TABLE OF CONTENTS

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DiaMedica Therapeutics Inc. is sometimes referred to as "DiaMedica," "we," "our" or "us" in this proxy statement.

The 2024 Annual General Meeting of Shareholders is sometimes referred to as the "Annual General Meeting," "Annual Meeting" or "meeting" in this proxy statement.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 is sometimes referred to as our "Annual Report to Shareholders" or "2023 Annual Report" in this proxy statement.

Our voting common shares, no par value, are sometimes referred to as our "common shares" or "shares" in this proxy statement.

All dollar amounts in this proxy statement are expressed in United States currency unless otherwise noted.

PROXY STATEMENT SUMMARY
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This summary provides an overview of the information included in this proxy statement. We recommend that you review the entire proxy statement and our Annual Report to Shareholders before voting.

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

DATE AND TIME

Wednesday, May 22, 2024
9:00 a.m. (CDT)

LOCATION

DiaMedica Therapeutics Inc.
301 Carlson Parkway, Suite 210,
Minneapolis, Minnesota 55305

RECORD DATE

Holders of record of our common shares at the close of business on **March 25, 2024** are entitled to notice of, to attend, and to vote at the 2024 Annual Meeting.

Voting Item	Board's Vote Recommendation	Page
Voting Proposal One: Election of Directors	**FOR**	11
Voting Proposal Two: Appointment of Independent Registered Public Accounting Firm and Authorization to Fix Remuneration	**FOR**	16
Voting Proposal Three: Amendment to DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan	**FOR**	18
Voting Proposal Four: Approval, on an Advisory (Non-Binding) Basis, of Executive Compensation	**FOR**	31
Voting Proposal Five: Approval, on an Advisory (Non-Binding) Basis, of Frequency of Future Advisory Votes on Executive Compensation	**ONE YEAR**	33

INTERNET AVAILABILITY OF PROXY MATERIALS

Instead of mailing a printed copy of our proxy materials, including our Annual Report to Shareholders, to each shareholder of record, we have provided access to these materials in a fast and efficient manner via the Internet. We believe that this process expedites your receipt of our proxy materials, lowers the costs of our meeting and reduces the environmental impact of our meeting. On or about April 4, 2024, we expect to begin mailing a Notice of Internet Availability of Proxy Materials to shareholders of record as of March 25, 2024 and post our proxy materials on the website referenced in the Notice of Internet Availability of Proxy Materials (www.proxyvote.com). As more fully described in the Notice of Internet Availability of Proxy Materials, shareholders may choose to access our proxy materials at www.proxyvote.com or may request proxy materials in printed or electronic form. In addition, the Notice of Internet Availability of Proxy Materials and website provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. For those who previously requested printed proxy materials or electronic materials on an ongoing basis, you will receive those materials as you previously requested.

Important Notice Regarding the Availability of Proxy Materials
for the Annual General Meeting of Shareholders to be Held on May 22, 2024:
The Notice of Annual General Meeting of Shareholders and Proxy Statement and
Annual Report to Shareholders, including our Annual Report on Form 10-K
for the fiscal year ended December 31, 2023, are available at www.proxyvote.com.

CORPORATE GOVERNANCE HIGHLIGHTS

- ✓ Annual election of directors
- ✓ Majority of independent directors
- ✓ Independent Board Chairman
- ✓ Three fully independent Board committees
- ✓ Corporate governance guidelines
- ✓ Annual review of governance documents
- ✓ Clawback policy

- ✓ Regular executive sessions
- ✓ No conflicts of interest
- ✓ Access to independent advisors
- ✓ Independent compensation consultant
- ✓ No guaranteed salary increases or bonuses
- ✓ No perquisites
- ✓ No poison pill

BOARD OF DIRECTORS NOMINEES

Below are the director nominees for election by shareholders at the 2024 Annual General Meeting, each for a one-year term. All director nominees listed below served during the fiscal year ended December 31, 2023.

Director	Age	Serving Since	Independent
Michael Giuffre, M.D.	68	2010	Yes
Richard Kuntz, M.D., M.Sc.	66	2023	Yes
Tanya Lewis	53	2023	Yes
James Parsons	58	2015	Yes
Rick Pauls	52	2005	No
Richard Pilnik	67	2009	Yes
Charles Semba, M.D.	64	2021	Yes

The Board of Directors recommends a vote "**FOR**" each of these seven nominees.

BOARD COMMITTEE COMPOSITION

The Board of Directors maintains a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Below are our current directors and their Board committee memberships.

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Independent Director (Y/N)
Michael Giuffre, M.D.		Chair	●	Y
Richard Kuntz, M.D., M.Sc.				Y
Tanya Lewis		●		Y
James Parsons	Chair	●		Y
Rick Pauls				N
Richard Pilnik	●		Chair	Y
Charles Semba, M.D.	●	●		Y

<u>**KEY QUALIFICATIONS**</u>

The following are some key qualifications, skills and experiences of our Board of Directors.

- Leadership/Management
- Prior Board Experience

- Financial Expertise
- Regulatory Expertise

- Business Development Experience
- Biopharmaceutical Industry Expertise

<u>**EXECUTIVE COMPENSATION BEST PRACTICES**</u>

Our compensation practices include many best practices that support our executive compensation objectives and principles and benefit our shareholders.

What We Do:	What We Don't Do:
• Emphasize pay for performance • Structure our executive compensation so a significant portion of pay is at risk • Maintain competitive pay packages • Structure our executive compensation so a significant portion is paid in equity • Maintain a clawback policy	• No guaranteed salary increases or bonuses • No repricing of stock options unless approved by shareholders • No liberal share counting under our equity plan • No hedging or pledging of DiaMedica securities • No perquisites

<u>**HOW WE PAY**</u>

Our executive compensation program consists of the following principal elements which are described in more detail below under "*Executive Compensation—Executive Compensation Overview—Elements of Our Executive Compensation Program*":

- Base salary – a fixed amount, paid in cash and reviewed annually and, if appropriate, adjusted.

- Short-term incentive – a variable, short-term element that is payable in cash and is based on annual corporate performance objectives and individual performance objectives.

- Long-term incentive – a variable, long-term element that is provided in stock options.

2023 EXECUTIVE COMPENSATION ACTIONS

Throughout this proxy statement, discussion of our executive compensation programs includes the compensation of the following executive officers required to be named in the Summary Compensation Table under "Executive Compensation" section and referred to as our named executive officers or NEOs: (i) Rick Pauls, our Chief Executive Officer (CEO), (ii) Scott Kellen, our Chief Financial Officer (CFO) and Julie Daves, our Senior Vice President, Clinical Development Operations (SVP, Clinical) who are our two other most highly compensated executive officers serving at the end of 2023, and (iii) Kirsten Gruis, M.D., our former Chief Medical Officer (CMO) who would have been among the most highly compensated executive officers had she been serving at the end of 2023. The 2023 compensation actions and incentive plan outcomes based on performance are summarized below:

Element	Key 2023 Actions
Base Salary	Our CEO received a base salary increase of 8% and our other NEOs received base salary increases between 3% and 10%, in each case to move their salaries closer toward our target positioning in our peer group.
Short-Term Incentive	The target incentive percentage under our short-term incentive plan for 2023 was 50% of base salary for our CEO, 40% of base salary for our CFO and former CMO, and 35% of base salary for our SVP, Clinical, which were all unchanged from the prior year.
Long-Term Incentive	Our NEOs received stock option awards, with 25% vesting on the one-year anniversary of the grant date and the remaining 75% vesting in 12 equal quarterly installments thereafter.
Other Compensation	No changes were made to other components of our executive compensation program.



301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305

PROXY STATEMENT FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 22, 2024

The Board of Directors of DiaMedica Therapeutics Inc. is soliciting your proxy for use at the 2024 Annual General Meeting of Shareholders to be held on Wednesday, May 22, 2024. The Board of Directors expects to make available to our shareholders beginning on or about April 4, 2024 the Notice of Annual General Meeting of Shareholders, this proxy statement and a form of proxy on the Internet or have these materials sent to shareholders of DiaMedica upon their request.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Date, Time, Place and Purposes of Meeting

The Annual General Meeting of Shareholders of DiaMedica Therapeutics Inc. will be held on Wednesday, May 22, 2024, at 9:00 a.m., CDT, at our corporate offices located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, USA, for the purposes set forth in the Notice of Annual General Meeting of Shareholders.

Who Can Vote

Shareholders of record at the close of business on March 25, 2024 will be entitled to notice of and to vote at the meeting or any adjournment thereof. As of that date, there were 37,958,000 common shares outstanding. Each common share is entitled to one vote on each matter to be voted on at the meeting. Shareholders are not entitled to cumulate voting rights.

How You Can Vote

Your vote is important. Whether you hold shares directly as a shareholder of record or beneficially in "street name" (through a broker, bank or other nominee), you may vote your shares without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank or other nominee.

If you are a registered shareholder whose shares are registered in your name, you may vote your shares in person at the meeting or by one of the three following methods:

- **Vote by Internet**, by going to the website address http://www.proxyvote.com and following the instructions for Internet voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.

- **Vote by Telephone**, by dialing 1-800-690-6903 and following the instructions for telephone voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.

- **Vote by Proxy Card**, by completing, signing, dating and mailing the enclosed proxy card in the envelope provided if you received a paper copy of these proxy materials.

If you vote by Internet or telephone, please do not mail your proxy card.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction form with this proxy statement or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephone.

The deadline for voting by telephone or by using the Internet is 11:59 p.m., EDT (10:59 p.m., CDT), on May 21, 2024, the day before the meeting. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker or other nominee provided to you for more information on your options for voting.

If you return your signed proxy card or use Internet or telephone voting before the meeting, the named proxies will vote your shares as you direct. You have multiple choices on each matter to be voted on as follows:

For Voting Proposal One—Election of Directors, you may:

- Vote **FOR** all seven nominees for director or

- **WITHHOLD** your vote from one or more of the seven nominees for director.

For Voting Proposal Two—Appointment of Baker Tilly US, LLP as our Independent Registered Public Accounting Firm and Authorization to Fix Remuneration, you may:

- Vote **FOR** the proposal,

- **WITHHOLD** your vote from the proposal or

- **ABSTAIN** from voting on the proposal.

For Voting Proposal Three—Approval of Amendment to DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan, you may:

- Vote **FOR** the proposal,

- Vote **AGAINST** the proposal or

- **ABSTAIN** from voting on the proposal.

For Voting Proposal Four—Approval, on an Advisory (Non-Binding) Basis, of our Executive Compensation, you may:

- Vote **FOR** the proposal,

- Vote **AGAINST** the proposal or

- **ABSTAIN** from voting on the proposal.

For Voting Proposal Five—Approval, on an Advisory (Non-Binding) Basis, of the Frequency of Future Advisory Votes on Executive Compensation, you may:

- Vote for a frequency of every **ONE YEAR**, **TWO YEARS**, or **THREE YEARS** or

- **ABSTAIN** from voting on the proposal.

If you send in your proxy card or use Internet or telephone voting, but do not specify how you want to vote your shares, the proxies will vote your shares **FOR** all seven of the nominees for election to the Board of Directors in Voting Proposal One—Election of Directors, **FOR** Voting Proposal Two—Appointment of Baker Tilly US, LLP as our Independent Registered Public Accounting Firm and Authorization to Fix Remuneration, **FOR** Voting Proposal Three—Approval of Amendment to DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan, **FOR** Voting Proposal Four—Approval, on an Advisory Basis, of our Executive Compensation, and **ONE YEAR** for Voting Proposal Five—Approval, on an Advisory Basis, the Frequency of Future Advisory Votes on Executive Compensation.

How Does the Board of Directors Recommend that You Vote

The Board of Directors unanimously recommends that you vote:

- **FOR** all seven of the nominees for election to the Board of Directors in Voting Proposal One—Election of Directors;

- **FOR** Voting Proposal Two—Appointment of Baker Tilly US, LLP as our Independent Registered Public Accounting Firm and Authorization to Fix Remuneration;

- **FOR** Voting Proposal Three—Approval of Amendment to DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan;

- **FOR** Voting Proposal Four—Approval, on an Advisory Basis, of our Executive Compensation; and

- **ONE YEAR** for Voting Proposal Five—Approval, on an Advisory Basis, of the Frequency of Future Advisory Votes on Executive Compensation.

How You May Change Your Vote or Revoke Your Proxy

If you are a shareholder whose shares are registered in your name, you may revoke your proxy at any time before it is voted at the meeting by one of the following methods:

- Submitting another proper proxy with a more recent date than that of the proxy first given by following the Internet or telephone voting instructions or completing, signing, dating and returning a proxy card to us;

- Sending written notice of your revocation to our Corporate Secretary; or

- Attending the meeting and voting by ballot.

Quorum Requirement

The quorum for the transaction of business at the meeting is any number of shareholders who, in the aggregate, hold at least 33 and 1/3% of our issued common shares entitled to be voted at the meeting or 12,652,667 common shares. In general, our common shares represented by proxies marked "For," "Against," "Abstain" or "Withheld" are counted in determining whether a quorum is present. In addition, a "broker non-vote" is counted in determining whether a quorum is present. A "broker non-vote" is a proxy returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer and the broker has no discretionary authority to vote on behalf of such customer on such matter.

Vote Required

If your shares are held in "street name" and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares only on certain "routine" matters.

Voting Proposal One—Election of Directors is not a "routine" matter. Accordingly, if you do not direct your broker how to vote, your broker may not exercise discretion and may not vote your shares on this proposal. This is called a "broker non-vote" and although your shares will be considered to be represented by proxy at the meeting, they will not be considered to be "votes cast" at the meeting and will not be counted as having been voted on the proposal.

Voting Proposal Two—Appointment of Baker Tilly US, LLP as our Independent Registered Public Accounting Firm and Authorization to Fix Remuneration is a "routine" matter and, as such, your broker is permitted to exercise its discretion to vote your shares for or withhold your vote from the proposal in the absence of your instruction.

Voting Proposal Three— Approval of Amendment to DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan is not a "routine" matter. Accordingly, if you do not direct your broker how to vote, your broker may not exercise discretion and may not vote your shares on this proposal. This is called a "broker non-vote" and although your shares will be considered to be represented by proxy at the meeting, they will not be considered to be "votes cast" at the meeting and will not be counted as having been voted on the proposal.

Voting Proposal Four— Approval, on an Advisory Basis, of our Executive Compensation, is not a "routine" matter. Accordingly, if you do not direct your broker how to vote, your broker may not exercise discretion and may not vote your shares on this proposal. This is called a "broker non-vote" and although your shares will be considered to be represented by proxy at the meeting, they will not be considered to be "votes cast" at the meeting and will not be counted as having been voted on the proposal.

Voting Proposal Five— Approval, on an Advisory Basis, of the Frequency of Future Advisory Votes on Executive Compensation, is not a "routine" matter. Accordingly, if you do not direct your broker how to vote, your broker may not exercise discretion and may not vote your shares on this proposal. This is called a "broker non-vote" and although your shares will be considered to be represented by proxy at the meeting, they will not be considered to be "votes cast" at the meeting and will not be counted as having been voted on the proposal.

The table below indicates the vote required for each voting proposal and the effect of any votes withheld, abstentions and broker non-votes.

Voting Proposal	Votes Required	Effect of Votes Withheld/Against	Effect of Abstentions	Effect of Broker Non-Votes
Voting Proposal One: Election of Directors	Affirmative vote of a majority of votes cast on the voting proposal.	Votes withheld will have no effect.	Abstentions will have no effect.	Broker non-votes will have no effect.
Voting Proposal Two: Appointment of Independent Registered Public Accounting Firm and Authorization to Fix Remuneration	Affirmative vote of a majority of votes cast on the voting proposal.	Votes withheld will have no effect.	Abstentions will have no effect.	We do not expect any broker non-votes on this proposal.
Voting Proposal Three: Approval of Amendment to DiaMedica Therapeutics Amended and Restated 2019 Omnibus Incentive Plan	Affirmative vote of a majority of votes cast on the voting proposal.	Votes against will count against the proposal.	Abstentions will have no effect.	Broker non-votes will have no effect.
Voting Proposal Four: Approval, on an Advisory (Non-Binding) Basis, of our Executive Compensation	Affirmative vote of a majority of votes cast on the voting proposal.	Votes against will count against the proposal.	Abstentions will have no effect.	Broker non-votes will have no effect.
Voting Proposal Five: Approval, on an Advisory Basis, of the Frequency of Future Advisory Votes on Executive Compensation	Affirmative vote of a majority of votes cast on the choice of frequency.	Votes cast for choice of frequency other than ONE YEAR will count against the choice of frequency of ONE YEAR.	Abstentions will have no effect.	Broker non-votes will have no effect.

Appointment of Proxyholders

The persons named in the accompanying proxy card are officers of DiaMedica.

A shareholder has the right to appoint a person or company to attend and act for the shareholder and on that shareholder's behalf at the meeting other than the persons designated in the enclosed proxy card. A shareholder wishing to exercise this right should strike out the names now designated in the enclosed proxy card and insert the name of the desired person or company in the blank space provided. The desired person need not be a shareholder of DiaMedica.

Only a registered shareholder at the close of business on March 25, 2024 will be entitled to vote, or grant proxies to vote, his, her or its common shares, as applicable, at the meeting. If your common shares are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your common shares in a brokerage account, then you are a beneficial shareholder. The process for voting is different for registered shareholders and beneficial shareholders. Registered shareholders and beneficial shareholders should carefully read the instructions herein if they wish to vote their common shares at the meeting.

Other Business

Our management does not intend to present other items of business and knows of no items of business that are likely to be brought before the meeting, except those described in this proxy statement. However, if any other matters should properly come before the meeting, the persons named on the proxy card will have discretionary authority to vote such proxy in accordance with their best judgment on the matters.

Procedures at the Meeting

The presiding officer at the meeting will determine how business at the meeting will be conducted. Only matters brought before the meeting in accordance with our Articles will be considered. Only a natural person present at the meeting who is either one of our shareholders, or is acting on behalf of one of our shareholders, may make a motion or second a motion. A person acting on behalf of a shareholder must present a written statement executed by the shareholder or the duly-authorized representative of the shareholder on whose behalf the person purports to act.

Householding of Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements, annual reports and the Notice of Internet Availability of Proxy Materials. This means that only one copy of this proxy statement, our Annual Report to Shareholders or the Notice of Internet Availability of Proxy Materials may have been sent to each household even though multiple shareholders are present in the household, unless contrary instructions have been received. We will promptly deliver a separate copy of any of these documents to any shareholder upon written or oral request to Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, telephone: (763) 496-5454. Any shareholder who wants to receive separate copies of this proxy statement, our Annual Report to Shareholders or the Notice of Internet Availability of Proxy Materials in the future, or any shareholder who is receiving multiple copies and would like to receive only one copy per household, should contact the shareholder's bank, broker or other nominee record holder, or the shareholder may contact us at the above address and telephone number.

Proxy Solicitation Costs

The cost of soliciting proxies, including the preparation, assembly, electronic availability and mailing of proxies and soliciting material, as well as the cost of making available or forwarding this material to the beneficial owners of our common shares will be borne by DiaMedica. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, facsimile or personal conversation. We may reimburse brokerage firms and others for expenses in making available or forwarding solicitation materials to the beneficial owners of our common shares.

Board Size and Structure

Our Articles provide that the Board of Directors will consist of at least three members. The Board of Directors has fixed the number of directors at seven. The Board of Directors currently consists of seven directors. Each director is elected annually by the shareholders and serves for a term that will end at the next annual general meeting of shareholders.

Information about Current Directors and Board Nominees

The Board of Directors has nominated the following seven individuals to serve as our directors until the next annual general meeting of shareholders or until their respective successors are elected and qualified. All of the nominees named below are current members of the Board of Directors.

The following table sets forth as of March 25, 2024 the name, age and position of each current director and each individual who has been nominated by the Board of Directors to serve as a director of our company:

Name	Age	Position
Michael Giuffre, M.D.[1][2][3]	68	Director
Richard Kuntz, M.D., M.Sc.[1] ...	66	Director
Tanya Lewis[1][2]	53	Director
James Parsons[1][2][4]	58	Director
Rick Pauls	52	President and Chief Executive Officer, Director
Richard Pilnik[1][3][4]	67	Chairman of the Board
Charles Semba, M.D.[1][2][4]	64	Director

(1) Independent Director
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee
(4) Member of the Audit Committee

The principal occupations and recent employment history of each of our directors are set forth below.

Additional Information about Current Directors and Board Nominees

The following paragraphs provide information about each current director and nominee for director, including all positions held, principal occupation and business experience for the past five years, and the names of other publicly-held companies of which the director or nominee currently serves as a director or has served as a director during the past five years. We believe that all of our directors and nominees display personal and professional integrity; satisfactory levels of education and/or business experience; broad-based business acumen; an appropriate level of understanding of our business and its industry and other industries relevant to our business; the ability and willingness to devote adequate time to the work of the Board of Directors and its committees; a fit of skills and personality with those of our other directors that helps build a board that is effective, collegial and responsive to the needs of our company; strategic thinking and a willingness to share ideas; a diversity of experiences, expertise and background; and the ability to represent the interests of all of our shareholders. The information presented below regarding each director and nominee also sets forth specific experience, qualifications, attributes and skills that led the Board of Directors to the conclusion that such individual should serve as a director in light of our business and structure.

Michael Giuffre, M.D. has served as a member of the Board of Directors since August 2010. Since July 2009, Dr. Giuffre has served as a Clinical Professor of Cardiac Sciences and Pediatrics at the University of Calgary and has had an extensive portfolio of clinical practice, cardiovascular research and university teaching. Dr. Giuffre is actively involved in health care delivery, medical leadership and in the biotechnology business sector. From 2012 to October 2019, Dr. Giuffre served as Chief Scientific Officer and President of FoodChek Laboratory, a global developer and provider of proprietary rapid and accurate food safety tests for the detection of foodborne and environmental pathogens and other microorganisms, and also as a member of the board of directors of FoodChek Systems Inc. From November 2017 to October 2019, he served as FoodChek Systems Inc.'s Chairman of the Board. Dr. Giuffre previously served on the board of directors of the Canadian Medical Association (CMA), Unicef Canada, the Alberta Medical Association (AMA), Can-Cal Resources Ltd, Vacci-Test Corporation, IC2E International Inc., MedMira Inc. and Brightsquid Dental, Inc. Dr. Giuffre has received a Certified and Registered Appointment and a Distinguished Fellow appointment by the American Academy of Cardiology. In 2005, he was awarded Physician of the Year by the Calgary Medical Society and in 2017 was "Mentor of the Year" for the Royal College of Physicians and Surgeons of Canada. Dr. Giuffre was also a former President of the AMA and the Calgary and Area Physicians Association and also a past representative to the board of the Calgary Health Region. Dr. Giuffre holds a Bachelor of Science in cellular and microbial biology, a Ph.D. candidacy in molecular virology, an M.D. and an M.B.A. He is Canadian Royal College board certified FRCPS in specialties that include Pediatrics and Pediatric Cardiology and has a subspecialty in Pediatric Cardiac Electrophysiology. Dr. Giuffre is currently a member of the board of directors of Avenue Living (AL) Asset Management, a private real estate company in Alberta, Canada and its affiliates, AL Real Estate Opportunity Trust and AgriSelect Trust. Dr. Giuffre is currently a resident of Alberta, Canada.

We believe that Dr. Giuffre's medical experience, including as a practicing physician and professor, enable him to make valuable contributions to the Board of Directors.

Richard Kuntz, M.D., M.Sc. has served as a member of our board of directors since May 2023. Dr. Kuntz recently retired from Medtronic plc (NYSE:MDT) where he was the Chief Medical Officer & Scientific Officer and a member of the Executive Committee. Prior to that, he served as Senior Vice President and President, Neuromodulation of Medtronic from October 2005 to August 2009. Before joining Medtronic, he was the founder and Chief Scientific Officer of the Harvard Clinical Research Institute in Boston. He also served as an Associate Professor of Medicine at Harvard Medical School, Chief of the Division of Clinical Biometrics, and as an Interventional Cardiologist in the division of cardiovascular diseases at the Brigham and Women's Hospital in Boston. In addition, he served as a founding Governor of the Patient Centered Outcomes Research Institute (PCORI), as part of the US Affordable Care Act. He also served as an advisor to multiple national and regional committees, in the National Academy of Medicine and National Institutes of Health (NIH). He is presently serving as a working group member of NIH's Helping to End Addiction Long-term® (HEAL) program. Dr. Kuntz serves as a member of the board of directors of ZimVie Inc. and IDENTIV, INC., which are Nasdaq listed companies. Dr. Kuntz has directed numerous multicenter clinical trials and has authored more than 250 original publications. His major interests are traditional and alternative clinical trial design and biostatistics. Dr. Kuntz graduated from Miami University and received his medical degree from Case Western Reserve University School of Medicine. He completed his residency and chief residency in internal medicine at the University of Texas Southwestern Medical School, Parkland Hospital, Dallas, and then completed fellowships in cardiovascular diseases and interventional cardiology at the Beth Israel Hospital and Harvard Medical School, Boston. Dr. Kuntz received his Master of Science in biostatistics from the Harvard T.H. Chan School of Public Health.

We believe that Dr. Kuntz' experience in the pharmaceutical industry, particularly his demonstrated leadership skills relating to medical advancements in neurology and his deep expertise in stroke treatments, enable him to make valuable contributions to the Board of Directors.

Tanya Lewis has served as a member of the Board of Directors since March 1, 2023. Ms. Lewis has served as the Chief Development Operations Officer at Replimune Group, Inc., a Nasdaq listed clinical-stage biotechnology company, since May 2021, and beginning in April 2024, will transition from providing her functional expertise in a full-time position to an advisory capacity. Ms. Lewis served as Executive Vice President, Chief Regulatory Officer and Quality Officer at Karyopharm Therapeutics Inc., a pharmaceutical company, from November 2019 to May 2021, and previously served as Senior Vice President, Regulatory and Quality Affairs from November 2018 to November 2019. Ms. Lewis is also a former director of Karyopharm Therapeutics Inc. Prior to joining Karyopharm Therapeutics Inc., Ms. Lewis served as Vice President, Regulatory and Quality Affairs for Syros Pharmaceuticals, Inc., a pharmaceutical company, from January 2017 to July 2018. Prior to joining Syros Pharmaceuticals, Ms. Lewis served as Vice President, Regulatory Affairs and Quality Assurance for Idera Pharmaceuticals, Inc., a pharmaceutical company, from October 2015 to December 2016. Before joining Idera Pharmaceuticals, Ms. Lewis served as Vice President, Regulatory Affairs for Tesaro, Inc., a pharmaceutical company, from October 2011 to June 2015 and prior to that served in various roles at Millennium Pharmaceuticals. Inc. Ms. Lewis holds a Bachelor of Science degree in Biology from Northeastern University and a Master of Science degree in Regulatory Affairs and Health Policy from Massachusetts College of Pharmacy and Allied Health Science.

We believe that Ms. Lewis's experience in the pharmaceutical industry, particularly in drug development and commercial planning for specialty biopharmaceuticals, enable her to make valuable contributions to the Board of Directors.

James Parsons has served as a member of the Board of Directors since October 2015. Previously, Mr. Parsons served as our Vice President of Finance from October 2010 until May 2014. Mr. Parsons served as Chief Financial Officer and Corporate Secretary of Trillium Therapeutics Inc., a Nasdaq-listed immuno-oncology company, from August 2011 until its acquisition by Pfizer in November 2021, at which time he became employed by Pfizer Canada ULC until March 2022. Mr. Parsons serves as a member of the board of directors and serves as chair of both the nominating and corporate governance committee and audit committee of Sernova Corp., which is listed on the TSX and is a member of the board of Oncolytics Biotech Inc., a Nasdaq/TSX listed company. Mr. Parsons has been a Chief Financial Officer in the life sciences industry since 2000 with experience in therapeutics, diagnostics and devices. Mr. Parsons has a Master of Accounting degree from the University of Waterloo and is a Chartered Professional Accountant and Chartered Accountant. Mr. Parsons is a resident of Ontario, Canada.

We believe that Mr. Parsons' financial experience, including his history and knowledge of our company, enable him to make valuable contributions to the Board of Directors.

Rick Pauls was appointed our President and Chief Executive Officer in January 2010. Mr. Pauls has served as a member of the Board of Directors since April 2005 and the Chairman of the Board from April 2008 to July 2014. Prior to joining DiaMedica, Mr. Pauls was the Co-Founder and Managing Director of CentreStone Ventures Inc., a life sciences venture capital fund, from February 2002 until January 2010. Mr. Pauls was an analyst for Centara Corporation, another early stage venture capital fund, from January 2000 until January 2002. From June 1997 until November 1999, Mr. Pauls worked for General Motors Acceptation Corporation specializing in asset-backed securitization and structured finance. Mr. Pauls previously served as an independent member of the board of directors of LED Medical Diagnostics, Inc. Mr. Pauls received his Bachelor of Arts in Economics from the University of Manitoba and his MBA in Finance from the University of North Dakota. Mr. Pauls is a resident of Minnesota, USA.

We believe that Mr. Pauls's experience in the biopharmaceutical industry as an executive and investor and his extensive knowledge of all aspects of our company, business, industry, and day-to-day operations as a result of his role as our President and Chief Executive Officer enable him to make valuable contributions to the Board of Directors. In addition, as a result of his role as President and Chief Executive Officer, Mr. Pauls provides unique insight into our future strategies, opportunities and challenges, and serves as the unifying element between the leadership and strategic direction provided by the Board of Directors and the implementation of our business strategies by management.

Richard Pilnik has served as a member of the Board of Directors since May 2009. Mr. Pilnik has served as our Chairman of the Board since July 2014. Mr. Pilnik has served as the President and member of the board of directors of Vigor Medical Services, Inc., a medical device company, since May 2017 and served as its President from May 2017 to October 2021. From December 2015 to November 2017, he served as a member of the board of directors of Chiltern International Limited, a private leading mid-tier Clinical Research Organization, and was Chairman of the Board from April 2016 to November 2017. Mr. Pilnik has a 30-year career in healthcare at Eli Lilly and Company, a pharmaceutical company, and Quintiles Transnational Corp., a global pioneer in pharmaceutical services. From April 2009 to June 2014, he served as Executive Vice President and President of Quintiles Commercial Solutions, an outsourcing business to over 70 pharma and biotech companies. Prior to that, he spent 25 years at Eli Lilly and Company where he held several leadership positions, most recently as Group Vice President and Chief Marketing Officer from May 2006 to July 2008. He was directly responsible for commercial strategy, market research, new product planning and the medical marketing interaction. From December 2000 to May 2006, Mr. Pilnik served as President of Eli Lilly Europe, Middle East and Africa and the Commonwealth of Independent States, a regional organization of former Soviet Republics, and oversaw 50 countries and positioned Eli Lilly as the fastest growing pharmaceutical company in the region. Mr. Pilnik also held several marketing and sales management positions in the United States, Europe and Latin America. Mr. Pilnik currently serves on the board of directors of Lumanity, a privately-held pharma services company, WCG-Copernicus, a privately-held clinical services company, Vigor Medical Systems, Inc., a privately-held medical device company, and BIAL Farma, a privately-held Portuguese pharmaceutical company. Mr. Pilnik is an Emeritus Board Member of Duke University Fuqua School of Business. Mr. Pilnik previously served on the board of directors of Elan Pharmaceuticals, Chiltern International, the largest mid-size Clinical Research Organization, and Certara, L.P., a private biotech company focused on drug development modeling and biosimulation. Mr. Pilnik holds a Bachelor of Arts in Economics from Duke University and an MBA from the Kellogg School of Management at Northwestern University. Mr. Pilnik is a resident of Florida, USA.

We believe that Mr. Pilnik's deep experience in the industry and his history and knowledge of our company enable him to make valuable contributions to the Board of Directors.

Charles Semba, M.D. has served as a member of the Board of Directors since July 2021. Dr. Semba has over 20 years of drug-development experience in public and venture-funded biotechnology companies. Since June 2020, Dr. Semba has served as the Chief Medical Officer of Eluminex Biosciences, an ophthalmology-focused biotechnology company. From June 2016 to March 2020, Dr. Semba served as the Chief Medical Officer of Graybug Vision, Inc., a clinical-stage biopharmaceutical company focused on developing transformative medicines for the treatment of chronic diseases of the retina and optic nerve, and from June 2014 to June 2016, Dr. Semba served as the Chief Medical Officer of ForSight VISION5 (acquired by Allergan), a company focused on developing non-invasive products that replace eye drops and provide sustained therapy for major eye diseases, including glaucoma, dry eye, and allergy. Prior to his work at ForSight VISION5, Dr. Semba held senior positions at biopharmaceutical companies including Genentech (a Roche company) and Shire (acquired by Takeda). Additionally, since 1992, Dr. Semba has served as an adjunct professor of vascular and interventional radiology at the Stanford University School of Medicine. Dr. Semba holds a Bachelor of Arts in Chemistry from Carleton College and an M.D. from the University of Minnesota Medical School and is a recognized expert in endovascular

therapy, thrombolysis, mechanical thrombectomy, and endovascular surgery. Dr. Semba is currently a resident of California, USA.

We believe that Dr. Semba's experience in the biotechnology and biopharmaceutical industries, particularly in drug development and clinical-stage companies, enable him to make valuable contributions to the Board of Directors.

Penalties or Sanctions

To the knowledge of the Board of Directors and our management, none of our directors as of the date of this proxy statement is or has been subject to:

- any penalties or sanctions imposed by a court relating to a securities legislation or by a securities regulatory authority or has entered in a settlement agreement with a securities regulatory authority; or

- any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director nominee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Board of Directors and our management, none of our directors or director nominees as of the date of this proxy statement is or has been, within 10 years before the date of this proxy statement, a director, chief executive officer or chief financial officer of any company (including DiaMedica) that, while that person was acting in that capacity:

- was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

- was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer, or chief financial officer, in DiaMedica being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

- within a year after the director, chief executive officer, or chief financial officer ceased to be a director, chief executive officer or chief financial officer of DiaMedica, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or the assets of the proposed director.

Board Recommendation

The Board of Directors unanimously recommends a vote **FOR** the election of all of the seven nominees named above.

The Board of Directors Recommends a Vote FOR Each Nominee for Director	

VOTING PROPOSAL TWO—APPOINTMENT OF BAKER TILLY US, LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION TO FIX REMUNERATION

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Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors appoints our independent registered public accounting firm and fixes its remuneration. In this regard, the Audit Committee evaluates the qualifications, performance and independence of our independent registered public accounting firm and determines whether to re-engage our current independent registered public accounting firm. As part of its evaluation, the Audit Committee considers, among other factors, the quality and efficiency of the services provided by the firm, including the performance, technical expertise and industry knowledge of the lead audit partner and the audit team assigned to our account; the overall strength and reputation of the firm; its capabilities relative to our business; and its knowledge of our operations. Upon consideration of these and other factors, the Audit Committee has appointed Baker Tilly US, LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2024. Baker Tilly US, LLP was first appointed as our auditor on April 27, 2018.

Representatives of Baker Tilly US, LLP will be present at the meeting to respond to appropriate questions. They also will have the opportunity to make a statement if they wish to do so.

Authorization to Board of Directors to Fix Remuneration

The approval of this proposal also constitutes authorization to the Board of Directors to fix the remuneration of Baker Tilly US, LLP as our independent registered public accounting firm.

Audit, Audit-Related, Tax and Other Fees

The following table presents the aggregate fees billed to us by Baker Tilly US, LLP for the fiscal years ended December 31, 2023 and December 31, 2022.

	Aggregate Amount Billed by Baker Tilly US, LLP	
	Fiscal 2023	**Fiscal 2022**
Audit Fees[1]	$ 173,539	$ 130,134
Audit-Related Fees[2]	8,295	6,253
Tax Fees	—	—
All Other Fees	—	—
Total	$ 181,834	$ 136,387

(1) These fees consisted of the audit of our annual consolidated financial statements for fiscal 2023 and 2022, review of quarterly condensed consolidated financial statements and other services normally provided in connection with statutory and regulatory filings or engagements.

(2) These fees consisted of consents in connection with registration statements and related services normally provided in connection with statutory and regulatory filings or engagements.

Audit Committee Pre-Approval Policies and Procedures

All services rendered by Baker Tilly US, LLP to DiaMedica were permissible under applicable laws and regulations and all services provided to DiaMedica, other than de minimis non-audit services allowed under applicable law, were approved in advance by the Audit Committee. The Audit Committee's formal written charter requires the Audit Committee to pre-approve all auditing services and permitted non-audit services, including fees for such services, and permits the Audit Committee to establish pre-approval policies and procedures. While the Audit Committee has not adopted any formal pre-approval policies and procedures, it has delegated to the Audit Committee Chair the authority to pre-approve certain services up to $25,000.

Board Recommendation

The Board of Directors unanimously recommends that shareholders vote **FOR** the appointment of Baker Tilly US, LLP, as our independent registered public accounting firm for the fiscal year ending December 31, 2024 and authorization to the Board of Directors to fix the remuneration of our independent registered public accounting firm.

The Board of Directors Recommends a Vote FOR Voting Proposal Two	

VOTING PROPOSAL THREE— APPROVAL OF AMENDMENT TO DIAMEDICA THERAPEUTICS INC. AMENDED AND RESTATED 2019 OMNIBUS INCENTIVE PLAN
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Background and Proposed Amendment

On March 13, 2024, the Board of Directors, upon recommendation of the Compensation Committee, adopted, subject to approval by our shareholders, an amendment to the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan to increase the number of shares available for issuance by an additional 3,000,000 shares. We refer to this amendment as the "Plan Amendment" and the revised plan incorporating the Plan Amendment as the "Amended 2019 Plan" throughout this proxy statement. Our continuing ability to offer equity incentive awards under the plan is critical to our ability to attract, motivate and retain qualified personnel, particularly as we grow and in light of the highly competitive markets for employee talent in which we operate.

If our shareholders approve the Plan Amendment, it will become effective as of the date of shareholder approval. If our shareholders do not approve the Plan Amendment, then the current plan, as currently in effect, will remain in effect until it terminates in accordance with its terms.

Reasons Why You Should Vote in Favor of the Plan Amendment

The Board recommends a vote "FOR" approval of the Plan Amendment because the Board believes the proposed Plan Amendment is in the best interests of DiaMedica and our shareholders for the following reasons:

- *Attracts and retains talent*. Talented, motivated and effective employees, non-employee directors and consultants are essential to executing our business strategy. Stock-based compensation and short-term incentive compensation payable in cash have been an important component of total compensation for our executive officers and key employees for years because such compensation enables us to effectively recruit and retain qualified individuals while encouraging them to think and act like owners of DiaMedica. If our shareholders approve the Plan Amendment, we believe we will maintain our ability to offer competitive compensation packages to both attract new talent and retain our best performers in a manner that is broad-based and preserves cash resources.

- *Consistent with our pay-for-performance compensation philosophy to increase shareholder value*. We believe that stock-based compensation, by its very nature, is performance-based compensation. Over time, the most significant component of total compensation for our executives is incentive compensation in the form of both stock-based and cash-based incentives that are tied to the achievement of business results. We use incentive compensation both to reinforce desired business results for our key employees and to motivate them to achieve those results. By the nature of the vehicle, option recipients only receive value by creating future value for shareholders from the point of receipt.

- *Aligns director, employee and shareholder interests*. We currently provide long-term incentives in the form of stock options to eligible employees, our non-employee directors, and consultants. Additionally, we provide our non-employee directors the opportunity to elect to receive deferred stock units (DSUs) or restricted stock units (RSUs) in lieu of up to 100% of their annual cash retainers. We believe our stock-based compensation programs and our short-term incentives payable in cash help align the interests of our non-employee directors and employees with those of our shareholders.

- *Protects shareholder interests and embraces sound equity-based compensation practices*. As described in more detail below under the heading "—*Summary of Sound Governance Features of the Amended 2019 Plan*," the Amended 2019 Plan includes a number of features that are consistent with protecting the interests of our shareholders and sound corporate governance practices.

Summary of Sound Governance Features of the Amended 2019 Plan

The Board and Compensation Committee believe that the Amended 2019 Plan contains several features that are consistent with protecting the interests of our shareholders and sound corporate governance practices, including the following:

✓ No automatic share replenishment or "evergreen" provision	✓ No re-pricing of "underwater" stock options or SARs without shareholder approval
✓ Will not be excessively dilutive to our shareholders	✓ No discounted stock options or SARs
✓ Limit on non-employee director awards	✓ No tax gross-ups
✓ No reload stock options or SARs	✓ Clawback provisions
✓ No liberal share counting or "recycling" of shares from exercised stock options, SARs, or other stock-based awards	✓ No dividends on stock options, DSUs and unvested RSUs

Background for Shares Authorized for Issuance

If the Plan Amendment is approved, the maximum number of common shares available for issuance under the Amended 2019 Plan will be increased by 3,000,000 to a total of 7,000,000. In determining the total number of shares available under the Amended 2019 Plan, the Board and Compensation Committee considered a number of factors, which are discussed further below, including:

- Shares remaining available under the current plan, total outstanding equity-based awards and how long the remaining available shares are expected to last;

- Historical and anticipated equity award granting practices, including our three-year average share usage (commonly referred to as "burn rate"); and

- Potential dilution and overhang.

Shares Available and Outstanding Equity Awards

While the use of long-term incentives in the form of equity awards is an important part of our compensation program, we are mindful of our responsibility to our shareholders to exercise judgment in the granting of equity awards. In setting the number of shares available for issuance under the Amended 2019 Plan, the Board and Compensation Committee considered shares remaining available under the current plan, total outstanding equity awards, and how long the remaining shares available under the current plan are expected to last. To facilitate approval of the Plan Amendment, set forth below under "—*Potential Dilution*" is information about our common shares that may be issued under our equity compensation plans as of March 25, 2024.

Historical Equity Award Granting Practices

In setting the number of common shares authorized for issuance under the Amended 2019 Plan, the Board and Compensation Committee also considered the historical number of equity awards granted under the current plan and other equity compensation plans in the past three full fiscal years. The following table sets forth information regarding awards granted and DSUs and RSUs earned in lieu of cash director fees and the annual burn rate for each of the last three fiscal years.

	2023	2022	2021
Stock options granted	1,132,515	1,014,398	638,008
DSUs granted	107,841	66,743	24,272
RSUs granted	17,156	—	—
Weighted average common shares outstanding during year	32,566,723	26,443,067	20,773,399
Burn rate	3.9%	4.1%	3.2%

The Board and Compensation Committee also considered our three-year average burn rate (2021 to 2023) of approximately 3.7%, which is lower than the industry thresholds established by certain major proxy advisory firms. Based on historical and anticipated granting practices and the recent trading price of our common shares, we expect the additional shares available for issuance under the Plan Amendment to cover awards for approximately three years. However, we cannot predict our future equity grant practices, the future price of our shares, or future hiring activity with any degree of certainty at this time, and the share increase provided by the Plan Amendment could last for a shorter or longer period of time.

Potential Dilution

In setting the number of common shares authorized for issuance under the Amended 2019 Plan, the Board and Compensation Committee also considered potential dilution that would result by approval of the Plan Amendment, including the policies of certain institutional investors and major proxy advisory firms.

Current dilution and potential dilution, or overhang, is as set forth in the table below, as of March 25, 2024, assuming the Plan Amendment is approved.

	As of March 25, 2024 and Assuming Approval of Plan Amendment
Options Outstanding	4,256,638
Weighted Average Exercise Price of Options Outstanding	$ 3.53
Weighted Average Remaining Term of Options Outstanding	7.1 years
DSUs Outstanding	284,886
RSUs Outstanding	23,660
Total Equity Awards Outstanding	4,565,184
Common Shares Outstanding	37,958,000
Current Dilution[1]	12.0%
Shares Available for Future Grant Under:	
2019 Plan	731,949
Amended 2019 Plan, assuming Plan Amendment is approved	3,731,949
DiaMedica 2021 Employment Inducement Incentive Plan	110,000
Current Potential Dilution, or Overhang, as a Percentage of Shares Outstanding[2]	14.2%
Potential Dilution, or Overhang, as a Percentage of Shares Outstanding[3]	22.1%

_____

(1) Current dilution consists of the number of shares subject to equity awards outstanding as of March 25, 2024 divided by the number of common shares outstanding as of such date.

(2) Current potential dilution, or overhang, under our current equity plans, consists of the number of shares subject to equity awards outstanding as March 25, 2024 and the number of shares available for future grant under our current equity plans divided by the number of common shares outstanding as of such date.

(3) Potential dilution, or overhang, under the Amended 2019 Plan and Inducement Plan consists of the number of shares subject to equity awards outstanding as March 25, 2024 and the number of shares available for future grant under our equity plans, assuming the Amended 2019 Plan is approved, divided by the number of common shares outstanding as of such date.

Summary of the Amended 2019 Plan Features

The major features of the Amended 2019 Plan are summarized below. Other than increasing the number of common shares available for issuance, the Amended 2019 Plan is unchanged from the current plan. The summary is qualified in its entirety by reference to the full text of the Amended 2019 Plan, a copy of which may be obtained upon request to our Corporate Secretary at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, or by telephone at (763) 496-5454. A copy of the Amended 2019 Plan has also been filed electronically with the SEC as Appendix A to this proxy statement and is available through the SEC's website at www.sec.gov.

Purpose	The purpose of the Amended 2019 Plan is to advance the interests of DiaMedica and our shareholders by enabling DiaMedica and our subsidiaries to attract and retain qualified individuals to perform services, provide incentive compensation for such individuals in a form that is linked to the growth and profitability of DiaMedica and increases in shareholder value. As such, the Amended 2019 Plan provides opportunities for equity participation that align the interests of recipients with those of our shareholders.
Plan Administration	The Amended 2019 Plan will be administered by the Board of Directors or if the Board of Directors so delegates, the Compensation Committee of the Board or a subcommittee thereof, or any other committee delegated authority by the Board of Directors to administer the Amended 2019 Plan. We expect both the Board of Directors and the Compensation Committee of the Board to administer the Amended 2019 Plan. The Board of Directors or the committee administering the Amended 2019 Plan is referred to as the "Committee." The Committee must be comprised solely of directors designated by the Board of Directors who are (a) "non-employee directors" within the meaning of Rule 16b-3 under the Securities and Exchange Act of 1934, as amended, (the Exchange Act) and (b) "independent directors" within the meaning of the rules of the Nasdaq Stock Market (or other applicable exchange or market on which our common shares may be traded or quoted).
Delegation	To the extent permitted by applicable law, the Board of Directors may delegate to one or more of its members or to one or more officers of DiaMedica such administrative duties or powers, as it may deem advisable. The Board of Directors may authorize one or more directors or officers of DiaMedica to designate employees, other than officers, non-employee directors, or 10% shareholders of DiaMedica, to receive awards under the plan and determine the size of any such awards, subject to certain limitations established by the Board.

No Re-pricing	The Board of Directors may not, without prior approval of our shareholders, effect any re-pricing of any previously granted "underwater" option or SAR, including re-pricing effected by: (i) amending or modifying the terms of the option or SAR to lower the exercise price or grant price; (ii) canceling the underwater option or SAR in exchange for (A) cash; (B) replacement options or SARs having a lower exercise price or grant price; or (C) other awards; or (iii) repurchasing the underwater options or SARs and granting new awards under the Amended 2019 Plan. An option or SAR will be deemed to be "underwater" at any time when the fair market value of the common shares is less than the exercise price of the option or the grant price of the SAR.
Shares Authorized	Subject to adjustment (as described below), the maximum number of our common shares available for issuance under the Amended 2019 Plan would be 7,000,000 shares. No more than 2,000,000 common shares may be granted as incentive stock options. Shares that are issued under the Amended 2019 Plan or that are subject to outstanding awards will be applied to reduce the maximum number of shares remaining available for issuance under the Amended 2019 Plan only to the extent they are used; provided, however, that the full number of shares subject to a stock-settled SAR or other stock-based award will be counted against the shares authorized for issuance under the Amended 2019 Plan, regardless of the number of shares actually issued upon settlement of such SAR or other stock-based award. Any shares withheld to satisfy tax withholding obligations on awards issued under the Amended 2019 Plan, any shares withheld to pay the exercise price or grant price of awards under the Amended 2019 Plan, and any shares not issued or delivered as a result of the "net exercise" of an outstanding option or settlement of a SAR in shares will be counted against the shares authorized for issuance under the Amended 2019 Plan and will not be available again for grant under the Amended 2019 Plan. Shares subject to awards settled in cash will again be available for issuance pursuant to awards granted under the Amended 2019 Plan. Any shares related to awards granted under the Amended 2019 Plan that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of the shares will be available again for grant under the Amended 2019 Plan. Any shares repurchased by DiaMedica on the open market using the proceeds from the exercise of an award will not increase the number of shares available for future grant of awards. To the extent permitted by applicable law, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by DiaMedica or a subsidiary or otherwise will not be counted against shares available for issuance pursuant to the Amended 2019 Plan. The shares available for issuance under the Amended 2019 Plan may be authorized and unissued shares or treasury shares.
Adjustments	In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture, or extraordinary dividend (including a spin off) or other similar change in the corporate structure or our common shares, the Board of Directors will make the appropriate adjustment or substitution in order to prevent dilution or enlargement of the rights of participants. These adjustments or substitutions may be to the number and kind of securities and property that may be available for issuance under the Amended 2019 Plan. In order to prevent

	dilution or enlargement of the rights of participants, the Board of Directors may also adjust the number, kind, and exercise price of securities or other property subject to outstanding awards.
Eligible Participants	Awards may be granted to employees, non-employee directors and consultants of DiaMedica or any of our subsidiaries. A "consultant" for purposes of the Amended 2019 Plan is one who renders services to DiaMedica or its subsidiaries that are not in connection with the offer and sale of our securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our securities. As of March 25, 2024, 20 employees, six non-employee directors and approximately five independent consultants are eligible to participate in the current plan and in the Amended 2019 Plan if it is approved by our shareholders.
Types of Awards	The Amended 2019 Plan will permit us to grant non-statutory and incentive stock options, stock appreciation rights, restricted stock awards, RSUs, DSUs, performance awards, non-employee director awards, and other stock based awards. Awards may be granted either alone or in addition to or in tandem with any other type of award.
Stock Options	Stock options entitle the holder to purchase a specified number of our common shares at a specified price, which is called the exercise price, subject to the terms and conditions of the stock option grant. The Amended 2019 Plan permits the grant of both non-statutory and incentive stock options. Incentive stock options may be granted solely to eligible employees of DiaMedica or its subsidiaries. Each stock option granted under the Amended 2019 Plan must be evidenced by an award agreement that specifies the exercise price, the term, the number of shares underlying the stock option, the vesting and any other conditions. The exercise price of each stock option granted under the Amended 2019 Plan must be at least 100% of the fair market value of a share of our common shares as of the date the award is granted to a participant, unless the participant owns 10% or more of our outstanding shares in which case the exercise price must be at least 110% of the fair market value. Fair market value under the Amended 2019 Plan means the closing price of our common shares, as reported on the Nasdaq Stock Market, as of the end of a regular trading session on such date, or, if no shares were traded on such date, as of the next preceding date on which there was such a trade. The closing price of our common shares, as reported on the Nasdaq Stock Market, on March 25, 2024 was $2.68 per share. The Board of Directors will fix the terms and conditions of each stock option, subject to certain restrictions, such as a ten-year maximum term.
Stock Appreciation Rights	A stock appreciation right, or SAR, is a right granted to receive payment of cash, common shares, or a combination of both, equal to the difference between the fair market value of our common shares and the grant price of such shares. Each SAR granted must be evidenced by an award agreement that specifies the grant price, the term, and such other provisions as the Board of Directors may determine. The grant price of a SAR must be at least 100% of the fair market value of our common shares on the date of grant. The Board of Directors will fix the term of each SAR, but SARs granted under the Amended 2019 Plan will not be exercisable more than 10 years after the date the SAR is granted.

Restricted Stock Awards, Restricted Stock Units, and Deferred Stock Units	Restricted stock awards, RSUs, and/or DSUs may be granted under the Amended 2019 Plan. A restricted stock award is an award of common shares that is subject to restrictions on transfer and risk of forfeiture upon certain events, typically including termination of service. RSUs or DSUs are similar to restricted stock awards except that no shares are actually awarded to the participant on the grant date. DSUs permit the holder to receive shares of common shares or the equivalent value in cash or other property at a future time as determined by the Board of Directors. The Board of Directors will determine, and set forth in an award agreement, the period of restriction, the number of shares subject to a restricted stock award or the number of RSUs or DSUs granted, the time of payment for DSUs, and other such conditions or restrictions.
Performance Awards	Performance awards, in the form of cash, common shares, or other awards (or in a combination thereof) may be granted under the Amended 2019 Plan in such amounts and upon such terms as the Board of Directors may determine. The Board of Directors shall determine, and set forth in an award agreement, the amount of cash and/or number of shares or other awards, the performance goals, the performance periods, and other terms and conditions. The extent to which the participant achieves his or her performance goals during the applicable performance period will determine the amount of cash and/or number of shares or other awards earned by the participant.
Limit on Non-Employee Director Compensation	The Amended 2019 Plan contains an upper total limit on annual non-employee director compensation equal to the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year of DiaMedica may not exceed $400,000 (increased to $600,000 with respect to any non-employee director serving as Chairman of the Board or Lead Independent Director or in the fiscal year of a non-employee director's initial service as a non-employee director). Any compensation that is deferred counts towards this limit for the year in which the compensation is first earned, and not a later year of settlement.
Other Stock-Based Awards	Consistent with the terms of the plan, other stock-based awards may be granted to participants in such amounts and upon such terms as the Board of Directors may determine.
Dividend Equivalents	With the exception of stock options, SARs, and unvested performance awards, awards under the Amended 2019 Plan may, in the discretion of the Board of Directors, earn dividend equivalents with respect to the cash or stock dividends or other distributions that would have been paid on the common shares covered by such award had such shares been issued and outstanding on the dividend payment date. However, no dividends may be paid on unvested awards. Such dividend equivalents will be converted to cash or additional common shares by such formula and at such time and subject to such limitations as determined by the Board of Directors.

Termination of Employment or Other Service

The Amended 2019 Plan provides for certain default rules in the event of a termination of a participant's employment or other service. These default rules may be modified in an award agreement or an individual agreement between DiaMedica and a participant. If a participant's employment or other service with DiaMedica is terminated for cause, then all outstanding awards held by such participant will be terminated and forfeited. In the event a participant's employment or other service with DiaMedica is terminated by reason of death, disability, or retirement, then:

- All outstanding stock options (excluding non-employee director options in the case of retirement) and SARs held by the participant will, to the extent exercisable, remain exercisable for a period of one year after such termination, but not later than the date the stock options or SARs would otherwise expire;

- All outstanding stock options and SARs that are not exercisable and all outstanding restricted stock will be terminated and forfeited; and

- All outstanding unvested RSUs, performance awards, and other stock-based awards held by the participant will terminate and be forfeited. However, with respect to any awards that vest based on the achievement of performance goals, if a participant's employment or other service with DiaMedica or any subsidiary is terminated prior to the end of the performance period of such award, but after the conclusion of a portion of the performance period (but in no event less than one year), the Board of Directors may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant's award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on the number of months or years that the participant was employed or performed services during the performance period.

In the event a participant's employment or other service with DiaMedica is terminated by reason other than for cause, death, disability, or retirement, then:

- All outstanding stock options (including non-employee director options) and SARs held by the participant that then are exercisable will remain exercisable for three months after the date of such termination, but will not be exercisable later than the date the stock options or SARs would otherwise expire;

- All outstanding restricted stock will be terminated and forfeited; and

All outstanding unvested RSUs, performance awards and other stock-based awards will be terminated and forfeited. However, with respect to any awards that vest based on the achievement of performance goals, if a participant's employment or other service with DiaMedica or any subsidiary is terminated prior to the end of the performance period of such award, but after the conclusion of a portion of the performance period (but in no event less than one year), the Board of Directors may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant's award, but only if

	otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on the number of months or years that the participant was employed or performed services during the performance period.
Modification of Rights upon Termination	Upon a participant's termination of employment or other service with DiaMedica or any subsidiary, the Board of Directors may, in its sole discretion (which may be exercised at any time on or after the grant date, including following such termination) cause stock options or SARs (or any part thereof) held by such participant as of the effective date of such termination to terminate, become or continue to become exercisable or remain exercisable following such termination of employment or service, and restricted stock, RSUs, performance awards, non-employee director awards, and other stock-based awards held by such participant as of the effective date of such termination to terminate, vest, or become free of restrictions and conditions to payment, as the case may be, following such termination of employment or service, in each case in the manner determined by the Board of Directors; provided, however, that no stock option or SAR may remain exercisable beyond its expiration date any such action by the Board of Directors adversely affecting any outstanding award will not be effective without the consent of the affected participant, except to the extent the Board of Directors is authorized by the Amended 2019 Plan to take such action.
Forfeiture and Recoupment	If a participant is determined by the Board of Directors to have taken any action while providing services to DiaMedica or within one year after termination of such services, that would constitute "cause" or an "adverse action," as such terms are defined in the Amended 2019 Plan, all rights of the participant under the Amended 2019 Plan and any agreements evidencing an award then held by the participant will terminate and be forfeited. The Board of Directors has the authority to rescind the exercise, vesting, issuance, or payment in respect of any awards of the participant that were exercised, vested, issued, or paid and require the participant to pay to DiaMedica, within 10 days of receipt of notice, any amount received or the amount gained as a result of any such rescinded exercise, vesting, issuance, or payment. DiaMedica may defer the exercise of any stock option or SAR for up to six months after receipt of notice of exercise in order for the Board of Directors to determine whether "cause" or "adverse action" exists. DiaMedica is entitled to withhold and deduct future wages to collect any amount due.
	In addition, if DiaMedica is required to prepare an accounting restatement due to material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 will reimburse DiaMedica for the amount of any award received by such individual under the Amended 2019 Plan during the 12 month period following the first public issuance or filing with the SEC, as the case may be, of the financial document embodying such financial reporting requirement. DiaMedica also may seek to recover any award made as required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other clawback, forfeiture, or recoupment provision required by applicable law or under the requirements of any stock exchange or market upon

which our common shares is then listed or traded or any policy adopted by DiaMedica.

Effect of Change in Control	Generally, a change in control will mean: • The acquisition, other than from DiaMedica, by any individual, entity, or group of beneficial ownership of 50% or more of the then outstanding shares of common shares of DiaMedica; • The consummation of a reorganization, merger, or consolidation of DiaMedica with respect to which all or substantially all of the individuals or entities who were the beneficial owners of common shares immediately prior to the transaction do not, following the transaction, beneficially own more than 50% of the outstanding shares of common shares of the corporation resulting from the transaction; or • A complete liquidation or dissolution of DiaMedica or the sale or other disposition of all or substantially all of the assets of DiaMedica. Subject to the terms of the applicable award agreement or an individual agreement between DiaMedica and a participant, upon a change in control, the Board of Directors may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and RSUs shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. The Board of Directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common shares subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.
Term, Termination and Amendment	Unless sooner terminated by the Board of Directors, the Amended 2019 Plan will terminate at midnight on May 21, 2029. No award will be granted after termination of the Amended 2019 Plan, but awards outstanding upon termination of the Amended 2019 Plan will remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the Amended 2019 Plan. Subject to certain exceptions, the Board of Directors has the authority to terminate and the Board of Directors has the authority to amend the Amended 2019 Plan or any outstanding award agreement at any time and from time to time. No amendments to the Amended 2019 Plan will be effective without approval of DiaMedica's shareholders if: (a) shareholder approval of the amendment is then required pursuant to Section 422 of the Code, the rules of the primary stock exchange on which the common shares is then traded, applicable U.S. state and federal laws or regulations, and the applicable laws of any foreign country or jurisdiction where awards are, or will be, granted under the Amended 2019 Plan; or (b) such amendment would: (i) materially increase benefits

accruing to participants; (ii) increase the aggregate number of shares of common shares issued or issuable under the Amended 2019 Plan; (iii) increase any limitation set forth in the Amended 2019 Plan on the number of shares of common shares which may be issued or the aggregate value of awards which may be made, in respect of any type of award to any single participant during any specified period; or (iv) modify the eligibility requirements for participants in the Amended 2019 Plan. No termination or amendment of the Amended 2019 Plan or an award agreement shall adversely affect in any material way any award previously granted under the Amended 2019 Plan without the written consent of the participant holding such award.

U.S. Federal Income Tax Information

The following is a general summary, as of the date of this proxy statement, of the U.S. federal income tax consequences to participants and DiaMedica of transactions under the Amended 2019 Plan. This summary is intended for the information of shareholders considering how to vote at the meeting and not as tax guidance to participants in the Amended 2019 Plan, as the consequences may vary with the types of grants made, the identity of the participant, and the method of payment or settlement. The summary does not address the effects of other U.S. federal taxes or taxes imposed under state, local, or foreign tax laws. Participants are encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the Amended 2019 Plan.

Incentive Stock Options. With respect to incentive stock options, generally, the stock option holder is not taxed, and we are not entitled to a deduction, on either the grant or the exercise of an incentive stock option so long as the requirements of Section 422 of the Code continue to be met. If the stock option holder meets the employment requirements and does not dispose of the common shares acquired upon exercise of an incentive stock option until at least one year after date of the exercise of the stock option and at least two years after the date the stock option was granted, gain or loss realized on sale of the shares will be treated as long-term capital gain or loss. If the common shares are disposed of before those periods expire, which is called a disqualifying disposition, the stock option holder will be required to recognize ordinary income in an amount equal to the lesser of (i) the excess, if any, of the fair market value of our common shares on the date of exercise over the exercise price, or (ii) if the disposition is a taxable sale or exchange, the amount of gain realized. Upon a disqualifying disposition, we will generally be entitled, in the same tax year, to a deduction equal to the amount of ordinary income recognized by the stock option holder, assuming that a deduction is allowed under Section 162(m) of the Code.

Non-Statutory Stock Options. The grant of a stock option that does not qualify for treatment as an incentive stock option, which is generally referred to as a non-statutory stock option, is generally not a taxable event for the stock option holder. Upon exercise of the stock option, the stock option holder will generally be required to recognize ordinary income in an amount equal to the excess of the fair market value of our common shares acquired upon exercise (determined as of the date of exercise) over the exercise price of the stock option, and we will be entitled to a deduction in an equal amount in the same tax year, assuming that a deduction is allowed under Section 162(m) of the Code. At the time of a subsequent sale or disposition of shares obtained upon exercise of a non-statutory stock option, any gain or loss will be either a long-term or short-term capital gain or loss, depending on how long the shares have been held.

SARs. The grant of an SAR will not cause the participant to recognize ordinary income or entitle us to a deduction for federal income tax purposes. Upon the exercise of an SAR, the participant will recognize ordinary income in the amount of the cash or the value of common shares payable to the participant (before reduction for any withholding taxes), and we will receive a corresponding deduction in an amount

equal to the ordinary income recognized by the participant, assuming that a deduction is allowed under Section 162(m) of the Code.

Restricted Stock, RSUs, Deferred Stock Units and Other Stock-Based Awards. The federal income tax consequences with respect to restricted stock, RSUs, DSUs, performance shares and performance stock units, and other stock unit and stock-based awards depend on the facts and circumstances of each award, including, in particular, the nature of any restrictions imposed with respect to the awards. In general, if an award of stock granted to the participant is subject to a "substantial risk of forfeiture" (*e.g.*, the award is conditioned upon the future performance of substantial services by the participant) and is nontransferable, a taxable event occurs when the risk of forfeiture ceases or the awards become transferable, whichever first occurs. At such time, the participant will recognize ordinary income to the extent of the excess of the fair market value of the stock on such date over the participant's cost for such stock (if any), and the same amount is deductible by us, assuming that a deduction is allowed under Section 162(m) of the Code. Under certain circumstances, the participant, by making an election under Section 83(b) of the Code, can accelerate federal income tax recognition with respect to an award of stock that is subject to a substantial risk of forfeiture and transferability restrictions, in which event the ordinary income amount and our deduction, assuming that a deduction is allowed under Section 162(m) of the Code, will be measured and timed as of the grant date of the award. If the stock award granted to the participant is not subject to a substantial risk of forfeiture or transferability restrictions, the participant will recognize ordinary income with respect to the award to the extent of the excess of the fair market value of the stock at the time of grant over the participant's cost, if any, and the same amount is deductible by us, assuming that a deduction is allowed under Section 162(m) of the Code. If a stock unit award or other stock-based award is granted but no stock is actually issued to the participant at the time the award is granted, the participant will recognize ordinary income at the time the participant receives the stock free of any substantial risk of forfeiture (or receives cash in lieu of such stock) and the amount of such income will be equal to the fair market value of the stock at such time over the participant's cost, if any, and the same amount is then deductible by us, assuming that a deduction is allowed under Section 162(m) of the Code.

Withholding Obligations. We are entitled to withhold and deduct from future wages of the participant, to make other arrangements for the collection of, or to require the recipient to pay to us, an amount necessary for us to satisfy the recipient's federal, state or local tax withholding obligations with respect to awards granted under the Amended 2019 Plan. Withholding for taxes may be calculated based on the maximum applicable tax rate for the participant's jurisdiction or such other rate that will not trigger a negative accounting impact on DiaMedica. The Board of Directors may permit a participant to satisfy a tax obligation by withholding shares of common shares underlying an award, tendering previously acquired shares, delivery of a broker exercise notice, or a combination of these methods.

Code Section 409A. A grant may be subject to a 20% penalty tax, in addition to ordinary income tax, at the time the grant becomes vested, plus an interest penalty tax, if the grant constitutes deferred compensation under Section 409A of the Code and the requirements of Section 409A of the Code are not satisfied.

Code Section 162(m). Pursuant to Section 162(m) of the Code, the annual compensation paid to an individual who is a "covered employee" may not be deductible to the extent that it exceeds $1 million. The Tax Cut and Jobs Act, signed into law on December 22, 2017, amended Code Section 162(m), effective for tax years beginning after December 31, 2017, (i) to expand the definition of a "covered employee" to include any person who was the Chief Executive Officer or the Chief Financial Officer at any time during the year and the three most highly compensated officers (other than the Chief Executive Officer or the Chief Financial Officer) who were employed at any time during the year whether or not the compensation is reported in the Summary Compensation Table included in our proxy statement for our Annual Meeting of Shareholders; (ii) to treat any individual who is considered a covered employee at any time during a tax year beginning after December 31, 2017, as remaining a covered employee

permanently; and (iii) to eliminate the performance-based compensation exception to the $1 million deduction limit (with a transition provision continuing the performance-based exception for certain compensation covered by a written binding contract in existence on November 2, 2017).

Excise Tax on Parachute Payments. Unless otherwise provided in a separate agreement between a participant and DiaMedica, if, with respect to a participant, the acceleration of the vesting of an award or the payment of cash in exchange for all or part of an award, together with any other payments that such participant has the right to receive from DiaMedica, would constitute a "parachute payment," then the payments to such participant will be reduced to the largest amount as will result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code. Such reduction, however, will only be made if the aggregate amount of the payments after such reduction exceeds the difference between the amount of such payments absent such reduction minus the aggregate amount of the excise tax imposed under Section 4999 of the Code attributable to any such excess parachute payments. If such provisions are applicable and if an employee will be subject to a 20% excise tax on any "excess parachute payment" pursuant to Section 4999 of the Code, we will be denied a deduction with respect to such excess parachute payment pursuant to Section 280G of the Code.

Awards Previously Granted Under the Plan

As of March 25, 2024, we had granted stock options, DSUs and RSUs under the current plan as follows:

Name and Position	Number of Shares Underlying Stock Options	Number of Shares Underlying DSUs/RSUs
Rick Pauls, President and Chief Executive Officer	1,039,000	1,749
Scott Kellen, Chief Financial Officer	372,000	—
Julie Daves, Senior Vice President, Clinical Development Operations	194,000	—
Kirsten Gruis, M.D., Former Chief Medical Officer	227,000	—
Executive Group (6 persons)	2,222,000	1,749
Non-Employee Director Group	441,345	283,137
All Other Employee Group	750,375	—
Total	3,413,720	284,886

Board of Directors Recommendation

The Board of Directors unanimously recommends that our shareholders vote **FOR** approval of the Amendment to DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan.

The Board of Directors Recommends a Vote FOR Voting Proposal Three	

VOTING PROPOSAL FOUR— ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Background and Proposed Advisory Approval of Our Executive Compensation

Our Board of Directors is providing our shareholders with an advisory vote on our executive compensation pursuant to the Dodd-Frank Wall Street Consumer Protection Act, or Dodd-Frank Act, and Section 14A of the Exchange Act. This advisory vote, commonly known as a say-on-pay vote, is a non-binding vote on the compensation paid to our named executive officers as identified pursuant to Item 402 of Regulation S-K, as set forth in the "*Executive Compensation*" section of this proxy statement, including in the accompanying compensation tables and the corresponding narrative discussion and footnotes.

Because we no longer qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act, this is our first year holding a say-on-pay vote in connection with our annual general meeting of shareholders. In addition, at the annual general meeting, our shareholders have the opportunity in Voting Proposal Five to indicate whether they prefer that we hold future advisory votes on executive compensation every one, two, or three years, or they may abstain from that vote.

Why You Should Vote in Favor of our Say-on-Pay Vote

The "*Executive Compensation*" section of this proxy statement describes our executive compensation program and the executive compensation decisions made by our Compensation Committee in 2023 in more detail. Our executive compensation policies, plans and programs seek to enhance our financial performance, and thus shareholder value, by aligning the financial interests of our executives with those of our shareholders and by emphasizing pay-for-performance.

Our compensation practices include many best pay practices that support our executive compensation objectives and principles, and benefit our shareholders.

What We Do:	What We Don't Do:
• Emphasize pay for performance	• No guaranteed salary increases or bonuses
• Structure our executive compensation so a significant portion of pay is at risk	• No repricing of stock options unless approved by shareholders
• Maintain competitive pay packages	• No liberal share counting under our equity plan
• Structure our executive compensation so a significant portion is paid in equity	• No hedging or pledging of DiaMedica securities
• Maintain a clawback policy	• No perquisites

Proposed Resolution

Our Board recommends that our shareholders vote in favor of our advisory vote on our executive compensation as set forth in the following resolution:

> RESOLVED, that our shareholders approve, on an advisory basis, the compensation paid to the company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC.

Shareholders are not ultimately voting to approve or disapprove the recommendation of our Board. As this is an advisory vote, the outcome of the vote is not binding on us with respect to future executive compensation decisions, including those relating to our named executive officers, or otherwise. Our

Compensation Committee and our Board expect to take into account the outcome of the vote when considering future executive compensation decisions.

Next Say-On-Pay Vote

Our shareholders have an opportunity this year to vote on the frequency of future advisory votes on executive compensation. Assuming our shareholders indicate a preference to hold a say-on-pay vote every one year, in alignment with our Board's recommendation, the next say-on-pay vote would occur in 2025 in connection with next year's annual general meeting.

Board of Directors Recommendation

The Board of Directors unanimously recommends that our shareholders vote **FOR** approval, on an advisory basis, of our executive compensation, or say-on-pay vote.

The Board of Directors Recommends a Vote FOR Voting Proposal Four	

VOTING PROPOSAL FIVE— ADVISORY APPROVAL OF THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION
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Background and Proposed Advisory Approval of the Frequency of Future Say-on-Pay Votes

Our Board of Directors is providing our shareholders with an advisory vote on the frequency of future advisory votes on executive compensation, or say-on-pay votes, such as that provided for in Proposal Four. This non-binding advisory vote is required to be conducted every six years under Section 14A of the Exchange Act pursuant to the Dodd-Frank Act. Prior to this year, we were exempt from submitting a say-on-pay proposal to the vote of our shareholders as a result of our "emerging growth company" status under the JOBS Act. At the annual meeting, our shareholders may indicate whether they prefer that we hold a say-on-pay vote every one, two, or three years, or they may abstain from this vote.

Our Board, upon recommendation of the Compensation Committee, recommends a say-on-pay vote frequency of every year. We have determined that a say-on-pay vote every one year is the best approach for our Company and shareholders for a number of reasons, including:

- It is consistent with the preference of many of our shareholders

- It allows our shareholders to provide timely, direct input on our executive compensation philosophy, policies and practices as disclosed in our proxy statement each year.

- It is consistent with our review of core elements of our executive compensation program annually.

- It is consistent with our efforts to engage in an ongoing dialogue with shareholders on executive compensation and corporate governance matters.

Shareholders are not voting to approve or disapprove the recommendation of our Board. Instead, shareholders may indicate their preference regarding the frequency of future say-on-pay votes by selecting every one, two, or three years. Shareholders that do not have a preference regarding the frequency of future say-on-pay votes may abstain from voting on the proposal.

The option of every one, two, or three years that receives the highest number of votes cast by shareholders will reflect the frequency for future say-on-pay votes that has been selected by shareholders. As this is an advisory vote, the outcome of the vote is not binding on us, and our Compensation Committee and Board may decide that it is in the best interests of our company and shareholders to hold a say-on-pay vote more or less frequently than the preference receiving the highest number of votes of our shareholders. However, our Compensation Committee and Board value the opinions expressed by our shareholders in their vote on this proposal, and expect to take into account the outcome of this vote when considering the frequency of future advisory votes on our executive compensation.

Board of Directors Recommendation

Our Board unanimously recommends that shareholders vote, on an advisory basis, for a frequency of every **ONE YEAR**, for future advisory votes on executive compensation.


The Board of Directors Recommends a Vote for ONE YEAR on Voting Proposal Four


STOCK OWNERSHIP

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Security Ownership of Significant Beneficial Owners

The table below sets forth information as to entities that have reported to the SEC or have otherwise advised us that they are a beneficial owner, as defined by the SEC's rules and regulations, of more than five percent of our common shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common Shares	Richard Jacinto II 4775 Collins Avenue Suite 3003 Miami Beach, FL 33140	4,558,823[2]	12.0%
Common Shares	TomEqt Private AB c/o KinKon AB Biblioteksgatan 25 11435 Stockholm, Sweden	4,326,435[3]	11.4%
Common Shares	Trill AB Sveavägen 17, 18th Floor SE-111 57 Stockholm, Sweden	4,021,608[4]	10.6%

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(1) Percent of class is based on 37,958,000 shares outstanding as of our record date, March 25, 2024.

(2) Based solely on information contained in a Schedule 13G/A of Mr. Richard Jacinto II filed with the SEC on June 23, 2023, reflecting beneficial ownership as of June 23, 2023. Mr. Jacinto has the sole power to vote and dispose of the common shares and is deemed to be the beneficial owner of all the shares.

(3) Based solely on information contained in a Schedule 13G/A of TomEnterprise AB filed with the SEC on June 27, 2023, reflecting beneficial ownership as of June 23, 2023. TomEqt Private AB is the record holder of 4,326,435 shares. Mr. Thomas Von Koch, as the board member of TomEqt Private AB, has the sole power to vote and dispose of the common shares and is deemed to be the beneficial owner of all the shares. As of the date of the Schedule 13G/A, TomEnterprise AB, the previous record holder of the common shares, is no longer the record holder of any shares. TomEqt Private AB, TomEnterprise AB, and Mr. Von Koch filed their Schedule 13G/A jointly, but not as members of a group, and each disclaims membership in a group.

(4) Based solely on information contained in a Schedule 13G of Trill AB filed with the SEC on June 27, 2023, reflecting beneficial ownership as of June 23, 2023. Trill AB is the record holder of 4,021,608 shares. Mr. Jan Ståhlberg, as the board member of Trill AB, has the sole power to vote and dispose of the shares and is deemed to be the beneficial owner of all the shares. Trill AB and Mr. Ståhlberg filed their Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group.

Security Ownership of Management

The table below sets forth information known to us regarding the beneficial ownership of our common shares as of March 25, 2024, by:

- each of our current directors;

- each of the individuals named in the Summary Compensation Table under "*Executive Compensation*" on page 58; and

- all of our current directors and executive officers as a group.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, as determined by the rules of the SEC, except as otherwise set forth in the notes to the table and subject to community property laws, where applicable. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right; (ii) the conversion of a security; (iii) the power to revoke a trust, discretionary account or similar arrangement; or (iv) the automatic termination of a trust, discretionary account or similar arrangement. However, such unissued shares of common shares are not deemed to be outstanding for calculating the percentage of common shares owned by any other person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Common Shares	Michael Giuffre, M.D.	485,894[3]	1.3%
Common Shares	Richard Kuntz, M.D., M.Sc.	11,651	*
Common Shares	Tanya Lewis	14,434	*
Common Shares	James Parsons	130,463	*
Common Shares	Richard Pilnik	394,680	1.0%
Common Shares	Charles Semba, M.D.	75,456	*
Common Shares	Rick Pauls	779,716	2.0%
Common Shares	Scott Kellen	287,290	*
Common Shares	Julie Daves	17,500	*
Common Shares	Kirsten Gruis, M.D.	83,333	*
Common Shares	All current directors and executive officers as a group (12 persons)	2,872,311	7.2%

---

*   Represents beneficial ownership of less than one percent.

(1) Includes for the persons listed below the following shares subject to options, restricted stock units and deferred stock units held by such persons that are currently exercisable or become exercisable within 60 days of March 25, 2024:

Name	Shares Underlying Stock Options	Shares Underlying Restricted Stock Units	Shares Underlying Deferred Stock Units
Directors			
Michael Giuffre, M.D.	89,097	—	73,904
Richard Kuntz, M.D., M.Sc.	8,080	3,571	—
Tanya Lewis....................................	14,434	—	—
James Parsons	86,597	—	41,616
Rick Pauls	711,125	—	1,749
Richard Pilnik	138,846	—	114,381
Charles Semba, M.D.	43,169	2,344	—
Executive Officers			
Rick Pauls	711,125	—	1,749
Scott Kellen....................................	255,000	—	—
Julie Daves.....................................	17,500	—	—
Kirsten Gruis, M.D.	83,333	—	—
Other Executive Officers.	145,313	—	—
All current directors and executive officers as a group (12 persons)	1,509,161	5,915	231,650

(2) Percent of class is based on 37,958,000 shares outstanding as of our record date, March 25, 2024.

(3) Includes: (i) 25,573 shares held by 424822 Albert Ltd, over which Dr. Giuffre has sole voting and dispositive power, (ii) 164,890 shares Dr. Giuffre and his spouse hold jointly, (iii) 21,070 common shares held by Dr. Giuffre's spouse and (iv) 111,360 shares held directly by Dr. Giuffre.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of our common shares to file with the SEC reports showing ownership of and changes in ownership of our common shares and other equity securities. Based on a review of reports filed by these reporting persons on the SEC's electronic filing, or EDGAR, system and written representations by our directors and executive officers, we believe that all of our directors, executive officers and greater than 10% owners complied with all filing requirements applicable to them during 2023 other than Tanya Lewis filed one late Form 4 with respect to a transaction on March 1, 2023.

CORPORATE GOVERNANCE

Management by Board of Directors

The Board of Directors is responsible for overseeing the management of DiaMedica and for the conduct of our affairs generally. Each director is elected annually by the shareholders and serves for a term that will end at the next annual general meeting of shareholders.

The Board of Directors facilitates its exercise of independent supervision over the management of DiaMedica through a combination of formal meetings of the Board of Directors and informal discussions amongst Board members. The Board of Directors is comprised of a majority of independent directors. The Board of Directors manages governance matters both directly and through its Board committees, which are described in more detail below. The Board of Directors looks to management of DiaMedica to keep it apprised of all significant developments affecting DiaMedica and our operations. All major acquisitions, dispositions, investments, contracts and other significant matters outside the ordinary course of our business are subject to approval by the Board of Directors.

Corporate Governance Guidelines

The Board of Directors has established Corporate Governance Guidelines that describe our basic approach to corporate governance. A copy of these Corporate Governance Guidelines can be found on the "Investor Relations—Governance" section of our corporate website www.diamedica.com. Among the topics addressed in our Corporate Governance Guidelines are:

- Board size and qualifications
- Selection of directors
- Board leadership
- Board committees
- Board and committee meetings
- Executive sessions of independent directors
- Meeting attendance by directors and non-directors
- Appropriate information and access
- Ability to retain advisors
- CEO evaluation
- Succession planning
- Limitations on other Board service
- Oversight and risk management

- Conflicts of interest and director independence
- Board interaction with corporate constituencies
- Change of principal occupation
- Term limits
- Retirement and resignation policy
- Board compensation
- Stock ownership by directors
- Board compensation
- Stock ownership by directors
- Loans to directors and executive officers
- Board and committee evaluation
- Communications with directors

Board Leadership Structure

Under our Corporate Governance Guidelines, the Board of Directors may select from its members a Chairman of the Board. The office of Chairman of the Board and the office of President and Chief Executive Officer may be held by one person. The Board of Directors believes it is best not to have a fixed policy on this issue and that it should be free to make this determination based on what it believes is best in light of current circumstances. The Board of Directors, acting as a group or through the Nominating and Corporate Governance Committee, will periodically review the leadership structure of the Board of Directors to assess whether it is appropriate given the specific characteristics and circumstances of DiaMedica. However, the Board of Directors does strongly endorse the concept of independent directors being in a position of leadership. If at any time, the Chief Executive Officer and Chairman of the Board are the same, the Board of Directors shall elect an independent director to serve as

the lead director. The lead director will have the following duties and responsibilities in addition to such other duties and responsibilities as may be determined by the Board of Directors from time to time.

- chairing the executive sessions of the independent directors and calling meetings of the independent directors;

- determining the agenda for the executive sessions of the independent directors and participating with the Chairman of the Board in establishing the agenda for Board meetings;

- coordinating feedback among the independent directors and the Chief Executive Officer;

- overseeing the development of appropriate responses to communications from shareholders and other interested persons addressed to the independent directors as a group;

- on behalf of the independent directors, retaining legal counsel or other advisors as they deem appropriate in the conduct of their duties and responsibilities; and

- performing such other duties as the Board of Directors deems appropriate from time to time.

Mr. Pilnik currently serves as Chairman of the Board and Rick Pauls currently serves as President and Chief Executive Officer.

We currently believe this leadership structure is in the best interests of DiaMedica and our shareholders and strikes the appropriate balance between the President and Chief Executive Officer's responsibility for the strategic direction, day-to-day leadership and performance of our company and the Chairman of our Board's responsibility to guide overall strategic direction of our company and provide oversight of our corporate governance and guidance to our President and Chief Executive Officer and to set the agenda for and preside over board meetings. We recognize that different leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies. We believe that our company is well served by this leadership structure. We anticipate that the Board of Directors will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Under our Corporate Governance Guidelines, our independent directors will meet with no company management present during a portion of or after Board meetings on a regular basis but not fewer than two times per year. After each such executive session, and as otherwise necessary, our Chairman of the Board provides our Chief Executive Officer with any actionable feedback from our independent directors. The Board of Directors met six times in executive session during the fiscal year ended December 31, 2023.

Director Independence

The Board of Directors has affirmatively determined that six of DiaMedica's current seven directors are "independent directors" under the Nasdaq Listing Rules: Michael Giuffre, M.D., Richard Kuntz, M.D., M.Sc., Tanya Lewis, James Parsons, Richard Pilnik and Charles Semba, M.D. In addition, Amy L. Burroughs, a former director, who served during a portion of 2023 was also affirmatively determined by the Board of Directors to be an "independent director" under the Nasdaq Listing Rules. In making these affirmative determinations that such individuals are "independent directors," the Board of Directors reviewed and discussed information provided by the directors and by DiaMedica with regard to each director's business and personal activities as they may relate to DiaMedica and our management.

Board Committees

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of these committees has the composition described in the table below and the responsibilities described in the sections below. The Board of Directors has adopted a

written charter for each committee of the Board of Directors which can be found on the "Investor Relations—Governance—Governance Documents" section of our corporate website www.diamedica.com and which each committee reviews and assesses on an annual basis. The Board of Directors from time to time may establish other committees.

The following table summarizes the current membership of each of our three Board committees.

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Michael Giuffre, M.D.		Chair	●
Richard Kuntz, M.D., M.Sc.			
Tanya Lewis		●	
James Parsons	Chair	●	
Rick Pauls			
Richard Pilnik	●		Chair
Charles Semba, M.D.	●	●	

Audit Committee

Responsibilities. The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to our annual and quarterly financial statements filed with the SEC and any applicable securities regulatory authorities of the provinces and territories of Canada, our financial reporting process, our internal control over financial accounting and disclosure controls and procedures, the annual independent audit of our financial statements and the effectiveness of our legal compliance and ethics programs. The Audit Committee's primary responsibilities include:

- overseeing our financial reporting process, internal control over financial reporting and disclosure controls and procedures on behalf of the Board of Directors;

- having sole authority to appoint, oversee, evaluate, retain and terminate the engagement of our independent registered public accounting firm and establish the compensation to be paid to the firm;

- reviewing and pre-approving all audit services and permissible non-audit services to be provided to us by our independent registered public accounting firm;

- establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

- overseeing our systems to monitor legal and ethical compliance programs, including the establishment and administration of (including the grant of any waiver from) a written code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

In addition to its primary responsibilities, the Audit Committee oversees the company's systems to monitor compliance with legal and regulatory requirements, the company's Code of Business Conduct and Ethics, and the company's cybersecurity efforts.

The Audit Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

Composition. The current members of the Audit Committee are Mr. Parsons, Mr. Pilnik, and Dr. Semba. Mr. Parsons is the Chair of the Audit Committee. In addition, Ms. Burroughs, a former director of DiaMedica, also served as an Audit Committee member during a portion of 2023.

Each member of the Audit Committee qualifies as "independent" for purposes of membership on audit committees pursuant to the Nasdaq Listing Rules and the rules and regulations of the SEC and is "financially literate" as required by the Nasdaq Listing Rules. In addition, the Board of Directors has determined that Mr. Parsons qualifies as an "audit committee financial expert" as defined by the rules and regulations of the SEC and meets the qualifications of "financial sophistication" under the Nasdaq Listing Rules as a result of his extensive financial background and various financial positions he has held throughout his career. Shareholders should understand that these designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of the Audit Committee or of the Board of Directors.

Audit Committee Report. This report is furnished by the Audit Committee of the Board of Directors with respect to DiaMedica's consolidated financial statements for the year ended December 31, 2023.

One of the purposes of the Audit Committee is to oversee DiaMedica's accounting and financial reporting processes and the audit of DiaMedica's annual consolidated financial statements. DiaMedica's management is responsible for the preparation and presentation of complete and accurate financial statements. DiaMedica's independent registered public accounting firm, Baker Tilly US, LLP, is responsible for performing an independent audit of DiaMedica's annual consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on their audit.

In performing its oversight role, the Audit Committee has reviewed and discussed DiaMedica's audited consolidated financial statements for the year ended December 31, 2023 with DiaMedica's management. Management represented to the Audit Committee that DiaMedica's financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with Baker Tilly US, LLP the matters required to be discussed under Public Company Accounting Oversight Board standards and Securities and Exchange Commission rules. The Audit Committee has received the written disclosures and the letter from Baker Tilly US, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Baker Tilly US, LLP's communications with the Audit Committee concerning independence. The Audit Committee has discussed with Baker Tilly US, LLP its independence and concluded that the independent registered public accounting firm is independent from DiaMedica and DiaMedica's management.

Based on the review and discussions of the Audit Committee described above, in reliance on the unqualified opinion of Baker Tilly US, LLP regarding DiaMedica's audited consolidated financial statements, and subject to the limitations on the role and responsibilities of the Audit Committee discussed above and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors that DiaMedica's audited consolidated financial statements for the fiscal year ended December 31, 2023 be included in its Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the Securities and Exchange Commission.

Audit Committee

James Parsons, Chair
Richard Pilnik
Charles Semba, M.D.

Other Information. Additional information regarding the Audit Committee and our independent registered public accounting firm is disclosed under the "*Voting Proposal Two—Appointment of Baker Tilly US, LLP as our Independent Registered Public Accounting Firm and Authorization to Fix Remuneration*" section of this proxy statement.

Compensation Committee

Responsibilities. The Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to compensation of our Chief Executive Officer and other executive officers and administers our equity compensation plans. The Compensation Committee's primary responsibilities include:

- determining all compensation for our Chief Executive Officer and other executive officers;

- administering our equity-based compensation plans;

- reviewing, assessing and approving overall strategies for attracting, developing, retaining and motivating our management and employees;

- overseeing the development and implementation of succession plans for our Chief Executive Officer and other key executive officers and employees;

- reviewing, assessing and approving overall compensation structure on an annual basis; and

- recommending and leading a process for the determination of non-employee director compensation.

The Compensation Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities, and prior to doing so, assesses the independence of such experts and advisors from management.

Composition. The current members of the Compensation Committee are Dr. Giuffre, Ms. Lewis, Mr. Parsons, and Dr. Semba. Dr. Giuffre is the Chair of the Compensation Committee. The Board of Directors has determined that each of the members of the Compensation Committee is an "independent director" under the Nasdaq Listing Rules, a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and otherwise independent under the rules and regulations of the SEC.

Processes and Procedures for Consideration and Determination of Executive Compensation. As described in more detail above under "—*Responsibilities*," the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to determine any and all compensation payable to our executive officers, including annual salaries, short-term incentive compensation, long-term incentive compensation, perquisites and any and all other compensation, and to administer our equity-based compensation plans. The Compensation Committee has the full power and authority of the Board of Directors to perform these duties and to fulfill these responsibilities. Under the terms of its formal written charter, the Compensation Committee has the power and authority, to the extent permitted by applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee. The Compensation Committee has delegated to the Chief Executive Officer and Chief Financial Officer, and each of them individually, under DiaMedica's Amended and Restated 2019 Omnibus Incentive Plan the authority to approve initial stock option grants to newly hired non-executive officer employees of DiaMedica and subject to DiaMedica's Equity Grant Policy and additional conditions and limitations specified by the Compensation Committee. The Compensation Committee has not delegated any other of its duties and responsibilities to subcommittees, but rather has taken such actions as a committee, as a whole.

The Compensation Committee has engaged the services of Alpine Rewards, LLC, an independent compensation consultant, to assist the Compensation Committee in developing a comprehensive compensation strategy based upon compensation levels at benchmark companies for DiaMedica. The Compensation Committee used the information in this report, recommendations from Alpine Rewards, LLC and discussions with management, to establish a compensation strategy and set target compensation levels for officers and non-employee directors. The Compensation Committee initially retained Alpine Rewards, LLC in February 2023 to update its executive officer and non-employee director compensation analyses. In making final decisions regarding compensation to be paid to our executive officers, the Compensation Committee considers several factors, including the benchmarking information gathered by its compensation consultants, the achievement by DiaMedica of pre-established performance objectives, the general performance of DiaMedica and the individual officers, and other factors that may be relevant.

Final deliberations and decisions by the Compensation Committee regarding the form and amount of compensation to be paid to our executive officers are made by the Compensation Committee, without the presence of any executive officer of our company.

Processes and Procedures for Consideration and Determination of Director Compensation. As mentioned above under "—*Responsibilities*," the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to review and make recommendations to the Board of Directors concerning compensation for non-employee members of the Board of Directors, including but not limited to retainers, meeting fees, committee chair and member retainers and equity compensation. Decisions regarding director compensation made by the Compensation Committee are not considered final and are subject to final review and approval by the entire Board of Directors. In making recommendations to the Board of Directors regarding compensation to be paid to our non-employee directors, the Compensation Committee considers fees and other compensation paid to directors of benchmark companies as gathered by its compensation consultants, the number of Board and committee meetings that our directors are expected to attend, the duties and responsibilities of individual Board members, and other factors that may be relevant. In making final decisions regarding non-employee director compensation, the Board of Directors considers the same factors and the recommendation of the Compensation Committee.

Nominating and Corporate Governance Committee

Responsibilities. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to director nominations and corporate governance. The primary responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become members of the Board of Directors, which includes reviewing and considering director nominees submitted by shareholders;

- recommending director nominees for each annual general meeting of our shareholders and director nominees to fill any vacancies that may occur between general meetings of shareholders;

- engaging in succession planning for the Board of Directors;

- being aware of best practices in corporate governance matters and developing and recommending to the Board of Directors a set of corporate governance guidelines to govern the Board of Directors, its committees, DiaMedica and our employees;

- recommending director diversity, retirement age, tenure and refreshment policies;

- developing and overseeing an orientation process for new directors; and

- developing and overseeing a periodic Board of Directors and Board committee evaluation process.

The Nominating and Corporate Governance Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities.

Orientation and Continuing Education of Directors. The Nominating and Corporate Governance Committee is responsible for developing and overseeing an orientation process for all new members of the Board of Directors. New directors are provided with access to our recent, publicly filed documents, technical reports and internal financial information and given copies of all Board of Director minutes and corporate governance materials. Directors are encouraged to ask questions and communicate with management, auditors, outside legal counsel and technical consultants to keep themselves current with industry trends and developments and changes in legislation. Continuing education is an important compliance requirement to promote the competence and integrity of Board members. Our directors are encouraged to take part in relevant education programs offered by appropriate regulatory bodies.

Composition. The current members of the Nominating and Corporate Governance Committee are Dr. Giuffre and Mr. Pilnik. Mr. Pilnik is the Chair of the Nominating and Corporate Governance Committee. In addition, Ms. Burroughs, a former director of DiaMedica, also served as a Nominating and Corporate Governance Committee member during a portion of 2023. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is an "independent director" under the Nasdaq Listing Rules.

Director Qualifications and the Nomination Process

The Board of Directors seeks to ensure that the Board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. New directors will be approved by the Board after evaluation and recommendation by the Nominating and Corporate Governance Committee. In identifying candidates for director, the Nominating and Corporate Governance Committee and the Board take into account the following:

- the comments and recommendations of Board members regarding the qualifications and effectiveness of the existing Board, or additional qualifications that may be required when selecting new Board members;

- the requisite expertise and sufficiently diverse backgrounds of the Board's overall membership composition;

- the independence of outside directors and other possible conflicts of interest of existing and potential members of the Board; and

- any other factors they consider appropriate.

Dr. Kuntz, M.D., M.Sc., who was appointed to the Board effective as of May 30, 2023, was identified and recommended to us by one of our significant shareholders. When considering directors and nominees the Nominating and Corporate Governance Committee and the Board of Directors focuses primarily on the information discussed in each of the directors' individual biographies, personal interview and recommendations.

The Nominating and Corporate Governance Committee will consider director candidates recommended to it by our shareholders. Those candidates must be qualified and exhibit the experience and expertise required of the Board's own pool of candidates, as well as have an interest in our business and demonstrate the ability to attend and prepare for Board, committee, and shareholder meetings. Any candidate must provide a written statement, in advance, affirming his or her willingness and interest in serving on the Board. Candidates should represent the interests of all shareholders and not those of a special interest group. The Nominating and Corporate Governance Committee will evaluate candidates

recommended by shareholders using the same criteria it uses to evaluate candidates recommended by others as described above. A shareholder that desires to nominate a person for election to the Board of Directors at a meeting of shareholders must follow the specified advance notice requirements and provide the specific information as required by our Articles and the British Columbia's Business Corporations Act. See additional information below in "*Shareholder Proposals for 2025 Annual General Meeting of Shareholders*."

Board Diversity Matrix

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of March 25, 2024)			
Total Number of Directors	7		
	Female	**Male**	**Non-Binary**
Part I: Gender Identity			
Directors	1	6	—
Part II: Demographic Background			
African American or Black	1	—	—
Alaskan Native or Native American	—	—	—
Asian	—	1	—
Hispanic or Latinx	—	—	—
Native Hawaiian or Pacific Islander	—	—	—
White	—	5	—
Two or More Races or Ethnicities	—	—	—
LGBTQ+	—		
Did Not Disclose Demographic Background	—		

Board Diversity

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board of Directors, on an annual basis, the appropriate characteristics, skills and experience required for the Board of Directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the Nominating and Corporate Governance Committee, in recommending candidates for election, and the Board of Directors in approving (and, in the case of vacancies, appointing) such candidates, take into account many factors, including the following:

- personal and professional integrity, ethics and values;

- experience in corporate management, such as serving as an officer or former officer of a publicly held company;

- strong finance experience;

- relevant social policy concerns;

- experience relevant to our industry;

- experience as a board member or executive officer of another publicly held company;

- relevant academic expertise or other proficiency in an area of our operations;

- diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

- diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

- practical and mature business judgment, including, but not limited to, the ability to make independent analytical inquiries; and

- any other relevant qualifications, attributes or skills.

The Board of Directors evaluates each individual, whether an incumbent director or a director candidate, based on their qualifications, judgment, attributes, background, experiences, perspectives and skills in the context of the Board as a whole, with the objective of recommending a group that can best perpetuate the success of the company's business and represent shareholder interests through the exercise of sound judgment, using its diversity of experience.

We believe that a board of directors made up of highly qualified individuals from diverse backgrounds promotes better corporate governance, performance and effective decision-making. The Nominating and Corporate Governance Committee makes efforts to ensure that directors and officers have a wide range of skills, experiences and backgrounds to meet our needs. To support this objective, the Nominating and Corporate Governance Committee will, when seeking candidates for Board of Directors or executive positions, among other things, (a) consider candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; and (b) consider diversity criteria including gender and geographical background of the candidate. As at the date of this proxy statement, one (14%) woman and two (29%) individuals who identify as racially or ethnically diverse serve on our Board of Directors. Additionally, Mr. Pilnik was born and grew up in São Paulo, Brazil, and speaks Portuguese and Spanish fluently. As of the date of this proxy statement the executive officers of DiaMedica include two (33%) women, one (17%) individual with prior military experience, and one (17%) individual who identifies as racially or ethnically diverse.

Role of Board in Risk Oversight Process

Risk is inherent with every business. We face a number of risks, including regulatory, compliance, legal, competitive, financial (accounting, credit, interest rate, liquidity and tax), operational, political, cybersecurity, strategic and reputational risks. Our management is responsible for the day-to-day management of risks faced by us, while the Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors ensures that the risk management processes designed and implemented by management are adequate and functioning as designed. The Board of Directors oversees risks through the establishment of policies and procedures that are designed to guide daily operations in a manner consistent with applicable laws, regulations and risks acceptable to us. Our President and Chief Executive Officer, who is also a member of the Board of Directors, regularly discusses with the Board of Directors the strategies and risks facing our company.

The standing committees of the Board of Directors oversee risks associated with their respective principal areas of focus. The Audit Committee's role includes a particular focus on the qualitative aspects of financial reporting to shareholders and on our processes for the management of business and financial risk. The Audit Committee, along with management, is also responsible for developing and participating in a process for review of important financial and operating topics that present potential significant risk to our company. The Compensation Committee is responsible for overseeing risks and exposures associated with our compensation programs and arrangements, including our executive and director compensation programs and arrangements, and management succession planning. The Nominating and Corporate Governance Committee oversees risks relating to our corporate governance matters and policies and director succession planning.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers and employees, in accordance with Section 406 of the Sarbanes-Oxley Act of 2002, the rules of the SEC promulgated thereunder and the Nasdaq Listing Rules. We monitor employee and director compliance with our code of business conduct and ethics through employee and director reporting. Violations may be reported to supervisors, the Chief Financial Officer or, alternatively, to the Chair of the Audit Committee via e-mail. We investigate all reported violations and discipline as appropriate. In the event that any changes are made or any waivers from the provisions of the code of business conduct and ethics are made, these events would be disclosed on our website or in a Current Report on Form 8-K filed with the SEC within four business days of such event. The code of business conduct and ethics is posted on our website at www.diamedica.com. Copies of the code of business conduct and ethics will be provided free of charge upon written request directed to Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305.

Board and Committee Meetings

The Board of Directors met seven times during the fiscal year ended December 31, 2023. The Audit Committee met four times, the Compensation Committee met five times, and the Nominating and Corporate Governance Committee met four times during the fiscal year ended December 31, 2023. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Board committees on which the director served.

Policy Regarding Director Attendance at Annual General Meetings of Shareholders

Directors are encouraged, but not required, to attend our annual general meetings of shareholders. Four of our then current five directors attended the 2023 Annual General Meeting of Shareholders either in person, by telephone or by video conference.

Complaint Procedures

The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by DiaMedica regarding accounting, internal accounting controls or auditing matters. These procedures provide for the submission by our employees, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. Our personnel with such concerns are encouraged to discuss their concerns with our compliance officer, outside legal counsel or Audit Committee Chair.

Process Regarding Shareholder Communications with Board of Directors

Shareholders may communicate with the Board of Directors or any one particular director by sending correspondence, addressed to DiaMedica's Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305 with an instruction to forward the communication to the Board of Directors or one or more particular directors. DiaMedica's Corporate Secretary will promptly forward all such shareholder communications to the Board of Directors or the one or more particular directors, with the exception of any advertisements, solicitations for periodical or other subscriptions and other similar communications.

_____

Non-Employee Director Compensation Program

Overview. Our non-employee directors currently consist of Michael Giuffre, M.D., Richard Kuntz, M.D., M.Sc., Tanya Lewis, James Parsons, Richard Pilnik, and Charles Semba, M.D. We use a combination of cash and long-term equity-based incentive compensation in the form of annual stock option grants and either deferred stock units or restricted stock units in lieu of cash retainers to attract and retain qualified candidates to serve on the Board of Directors. In setting non-employee director compensation, we follow the process and procedures described under "*Corporate Governance—Compensation Committee— Processes and Procedures for the Determination of Director Compensation.*"

On May 18, 2023, the Board approved, upon recommendation of the Compensation Committee, the following changes to the Non-Employee Director Compensation Program:

- A $500 increase in the annual cash retainer for members of the Nominating and Corporate Governance Committee and a $250 increase in the annual cash retainer for the Chair of the Nominating and Corporate Governance Committee;

- An increase in the annual equity award for non-employee directors from 0.05% to 0.06% of our outstanding shares; and

- An increase in the initial equity award to non-employee directors from 0.10% to 0.12% of our outstanding shares.

In recommending these changes, the Compensation Committee consulted with its independent compensation consultant, Alpine Rewards, LLC, and reviewed a competitive analysis prepared by Alpine Rewards that used the same peer group as used in reviewing our executive compensation program.

Cash Retainers. The following table sets forth the annual cash retainers paid to our non-employee directors during fiscal 2023:

Description	Annual Cash Retainer January 1, 2023 - May 17, 2023	Annual Cash Retainer Effective May 18, 2023
Board Member	$ 40,000	$ 40,000
Chairman of the Board	30,000	30,000
Audit Committee Chair	15,000	15,000
Audit Committee Member (Excluding Chair)	7,500	7,500
Compensation Committee Chair	10,000	10,000
Compensation Committee Member (Excluding Chair)	5,000	5,000
Nominating and Corporate Governance Committee Chair	7,500	8,000
Nominating and Corporate Governance Committee Member (Excluding Chair)	3,750	4,000

Annual Stock Options. Under the amended Non-Employee Director Compensation Program, each non-employee director is granted a stock option to purchase a number of common shares equal to 0.06% of our outstanding shares and the Chairman of the Board is granted an additional stock option to purchase a number of common shares equal to 0.02% of our outstanding shares, in each case rounding down to the nearest whole share. These annual stock options are granted effective as of June 1st each year. All of

these stock options have a term of 10 years, a per share exercise price equal to 100% of the fair market value of a common share on the date of grant and vest and become exercisable in four as nearly equal as possible quarterly installments over one year, and in each case so long as the non-employee director is a director of DiaMedica as of such date. Accordingly, on June 1, 2023, Messrs. Pilnik, Giuffre and Parsons, and Dr. Semba each received an option to purchase 16,968 common shares at an exercise price equal to $2.73 per share and Mr. Pilnik as Chairman of the Board received an additional 5,387 common shares at an exercise price equal to $2.73 per share. These options expire on May 31, 2033 and vest in four nearly equal quarterly installments over one year, subject to continued service.

Our Non-Employee Director Compensation Program also provides that each new non-employee director will be granted a stock option to purchase a number of common shares equal to 0.12% of our outstanding shares, rounding down to the nearest whole share, effective as of the new director's first day as a director. This initial equity award is in lieu of an annual equity award for the first year of service. This initial stock option has a term of 10 years, a per share exercise price equal to 100% of the fair market value of a common share on the date of grant and vests and becomes exercisable in 12 as nearly equal as possible quarterly installments over three years, and in each case so long as the non-employee director is a director of DiaMedica as of such date. On March 1, 2023, Ms. Lewis received an option to purchase 26,443 common shares at an exercise price equal to $1.77 per share. Ms. Lewis's option grant was made prior to the May 18, 2023 changes to our Non-Employee Director Compensation Program, and therefore, reflected 0.10% of our outstanding common shares as of March 1, 2023. On June 1, 2023, Ms. Lewis received an additional option to purchase 7,493 common shares at an exercise price equal to $2.73 per share to bring her total option grant to reflect 0.12% of our outstanding common shares as of her start date, March 1, 2023. On May 30, 2023, Dr. Kuntz received an option to purchase 32,320 common shares at an exercise price equal to $2.81 per share. Dr. Kuntz's option grant was after the May 18, 2023 changes to our Non-Employee Director Compensation Program, and therefore, represented 0.12% of our outstanding common shares as of May 30, 2023.

Deferred Stock Units or Restricted Stock Units in Lieu of Annual Cash Retainers. We provide our non-employee directors the opportunity to elect to receive DSUs or RSUs in lieu of up to 100% of their annual cash retainers payable for services to be rendered as a non-employee director, chairman and chair or member of any board committee. Effective as of the first trading day of each year, each of our non-employee directors who elected to receive DSUs or RSUs in lieu of all or a portion of such director's annual cash retainers, will be granted DSU or RSU awards under the 2019 Plan or any other shareholder-approved plan covering that number of shares as determined based on the following formula (rounding down to the nearest whole share):

- the aggregate dollar amount of the elected portion of the annual cash retainers that otherwise would have been payable to the non-employee director for services to be rendered as a non-employee director, Chairman of the Board and Chair or member of any Board committee during the year (or transition or other period, if applicable) based on such director's Board committee memberships and Chair positions as of the date of grant, divided by

- the 10-trading day average closing sale price of our common shares, as reported by The Nasdaq Capital Market, and as determined on the third (3rd) trading day prior to the anticipated grant date of the award.

Such DSU and RSU awards vest in four as nearly equal as possible quarterly installments, on March 31, June 30, September 30 and December 31, (or prorated from the first date as a director in the case of new directors) in each case so long as the non-employee director is a director of DiaMedica as of such date. DSU awards are settled following a separation from service by such director and RSU awards are settled immediately upon vesting or, if earlier, the death of the director.

If a non-employee director who elected to receive a DSU or RSU award in lieu of all or a portion of such director's annual cash retainers is no longer a director of DiaMedica before such director's interest in all of the shares underlying the DSU or RSU award have vested, the director will forfeit his or her rights to receive all of such unvested shares on the day his or her status as a director of DiaMedica terminates. However, shares underlying the DSU or RSU award corresponding to the elected cash retainers for such quarter in which the director's status changed will vest ratably for such quarter based on the number of days of service as a director of DiaMedica during such quarter.

If a non-employee director of DiaMedica who elected to receive a DSU or RSU award in lieu of his or her annual cash retainers becomes entitled to receive an increased or additional annual cash retainer during the year, the director will receive such increased or additional annual cash retainer in cash until the director makes his or her election for the following year. Conversely, if a non-employee director of DiaMedica who elected to receive a DSU or RSU award in lieu of such director's annual cash retainers experiences a change in committee membership or Chair positions during the year, such that the aggregate amount of annual cash retainers for the year to which the director is entitled is less than the aggregate amount used to calculate the director's most recent DSU or RSU award, the director will forfeit effective as of such change his or her rights to receive the corresponding portion of the shares underlying such DSU or RSU award; provided, however, that in the event the director elected to receive only a portion of his or her cash retainers in the form of a DSU or RSU award, the amount of cash retainers to be received will be reduced first. In addition, in the event shares underlying the DSU or RSU award are forfeited, the vesting of the DSU or RSU award will be revised accordingly as of the date of such change.

Director Compensation Table

The table below provides summary information concerning the compensation of each individual who served as a director of our company during the fiscal year ended December 31, 2023, other than Rick Pauls, our President and Chief Executive Officer, who was not compensated separately for serving on the Board of Directors during fiscal 2023. His compensation during fiscal 2023 for serving as an executive officer of our company is set forth under "*Executive Compensation—Summary Compensation Table.*"

Name	Fees Earned or Paid in Cash[1]	Option Awards[2][3]	Stock Awards[4][5]	All Other Compensation[6]	Total
Amy Burroughs[7]	$ 13,697	$ 24,194	$ —	$ —	$ 37,891
Michael Giuffre, M.D.	53,750	37,175	—	—	90,925
Richard Kuntz, M.D.[8]	23,333	72,684	—	—	96,017
Tanya Lewis[9]	37,500	54,350	—	—	91,850
James Parsons	60,000	37,175	—	—	97,175
Richard Pilnik	85,000	48,978	—	—	133,978
Charles Semba, M.D.	52,500	37,175	—	—	89,675

(1) The following directors elected to receive DSUs or RSUs in exchange for all or part of their cash retainers: Ms. Burroughs ($9,530 was paid in the form of 6,439 DSUs); Dr. Giuffre ($53,750 was paid in the form of 35,130 DSUs); Mr. Pilnik ($85,000 was paid in the form of 55,555 DSUs); and Dr. Semba ($26,250 was paid in the form of 17,156 RSUs).

(2) Amounts reflect the grant date fair value for option awards granted to each non-employee director computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, other than in the case of Ms. Burroughs who did not receive an annual option award. The amount for Ms. Burroughs reflects the incremental fair value expense associated with the modification of her outstanding stock options to accelerate the vesting of her unvested options and extend the post-termination exercise period of her options in connection with her resignation as a director.

(3) The following current and former directors held the following option awards as of December 31, 2023: Ms. Burroughs (32,008 options); Dr. Giuffre (90,839 options); Dr. Kuntz (32,320 options); Ms. Lewis (33,936 options); Mr. Parsons (90,839 options); Mr. Pilnik (144,435 options); and Dr. Semba (48,976 options).

(4) Represents the difference between the grant date fair value of the DSUs or RSUs received by the director and the amount of cash retainers forfeited in lieu of such DSUs or RSUs, if such amount is positive. For 2023, the amount is negative since in the case of each director, the grant date fair value of the DSUs or RSUs received was less than amount of cash retainers forfeited since the grant date fair value per share of the DSUs and RSUs was $1.48, compared to the 10-trading day average stock price of $1.53 used to convert the dollar amount of retainers forfeited into a number of DSUs or RSUs.

(5) The following current and former directors held the following stock awards (all in the form of DSUs) as of December 31, 2023: Ms. Burroughs (0); Dr. Giuffre (69,105); Dr. Kuntz (0); Ms. Lewis (0); Mr. Parsons (36,259); Mr. Pilnik (106,792); and Dr. Semba (0).

(6) We do not provide perquisite and other personal benefits to our non-employee directors.

(7) Ms. Burroughs resigned from the Board of Directors effective March 1, 2023, but her DSU award was vested through May 17, 2023, the date of the 2023 Annual General and Special Meeting of Shareholders.

(8) Dr. Kuntz joined the Board of Directors effective May 30, 2023.

(9) Ms. Lewis joined the Board of Directors effective March 1, 2023.

Indemnification

Our Articles provide that, subject to British Columbia's Business Corporations Act, we will indemnify a director or a former director (each an "eligible party") and his or her heirs and legal representatives, against all eligible penalties to which such person is liable. DiaMedica must pay the expenses actually and reasonably incurred by such person in respect of any eligible proceeding either as they are incurred in advance of the final disposition of the proceeding or after the final disposition of a proceeding. Our Articles define an "eligible penalty" as a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. Our Articles define an "eligible proceeding" as a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of DiaMedica: (i) is or may be joined as a party; or (ii) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

We entered into indemnification agreements with all of our directors, which are nearly identical to the indemnification agreements with our executive officers as described under "*Executive Compensation—Executive Compensation Overview—Indemnification Agreements*."

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended (Securities Act) may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Executive Compensation Overview

This section describes the compensation of the executive officers named in the Summary Compensation Table on page 58, which individuals consist of our President and Chief Executive Officer and the two most highly compensated executive officers for the year ended December 31, 2023, as well as any individual who would have been considered a named executive officer except that such individual was not serving as an executive officer at the end of the last completed fiscal year:

- Rick Pauls, our President and Chief Executive Officer (CEO);

- Scott Kellen, our Chief Financial Officer and Corporate Secretary (CFO);

- Julie Daves, our Senior Vice President, Clinical Development Operations (SVP, Clinical); and

- Kirsten Gruis, M.D., our former Chief Medical Officer (CMO).

These executive officers are collectively referred to as our named executive officers. Kirsten Gruis, M.D. resigned from her position as Chief Medical Officer effective as of August 31, 2023, but agreed to serve as an independent consultant with us for nine months as described later this in this proxy statement.

When reading this Executive Compensation Overview, please note we are a small reporting company and are not required to provide a "Compensation Discussion and Analysis" of the type required by Item 402 of SEC Regulation S-K. This Executive Compensation Overview is intended to supplement the SEC-required disclosure, which is included in this section, and it is not a Compensation Discussion and Analysis.

Compensation Philosophy

The Compensation Committee generally targets executive compensation at the 50th percentile of our peer group as discussed below under "—*Elements of Our Executive Compensation Program*."

Use of Market Data

We strive to compensate our executive officers competitively relative to other companies that are similar to us from a market capitalization, revenue, number of employees and clinical development perspective. To ensure reasonableness and competitiveness of our executive compensation packages relative to our peer companies, the Compensation Committee evaluates our peer group with the aid of our independent compensation consultant and with input from management. The peer group used to help determine 2023 compensation was prepared by Alpine Rewards, LLC, our independent compensation consultant. For 2023, Alpine Rewards, LLC recommended increasing our peer company group from 15 to 20 and consisted of the following 20 other companies in the same industry and with similar characteristics from a market capitalization, revenue, number of employees and clinical development perspective.

Abeona Therapeutics Inc.	Aceragen, Inc.	Annovis Bio, Inc.
Applied Therapeutics, Inc.	Athira Pharma, Inc.	BioCardia, Inc.
Brainstorm Cell Therapeutics Inc.	Clene Inc.	Galectin Therapeutics Inc.
GlycoMimetics, Inc.	Hepion Pharmaceuticals, Inc.	Immunic, Inc.
Lipocine Inc.	Matinas BioPharma Holdings, Inc.	MediciNova, Inc.
Satsuma Pharmaceuticals, Inc.	Soleno Therapeutics, Inc.	Spruce BioSciences, Inc.
Tracon Pharmaceuticals, Inc.	Zynerba Pharmaceuticals, Inc.	

Data from this peer group, therefore, was considered in the compensation benchmarking process as one input in helping us determine appropriate pay levels.

Use of Consultants

The Compensation Committee has the authority to engage the services of outside experts and advisors as it deems necessary or appropriate to carry out its duties and responsibilities, and prior to doing so, assesses the independence of such experts and advisors from management. The Compensation Committee retained Alpine Rewards, LLC in February 2023 and updated its executive officer and non-employee director compensation analyses shortly thereafter. Alpine Rewards, LLC did not provide any services to our company other than those for which it was retained by the Compensation Committee.

Elements of Our Executive Compensation Program

During 2023, our executive compensation program consisted of several key elements, which are described in the table below, along with the key characteristics of, and the purpose for, each element and key 2023 changes.

Element	Key Characteristics	Purpose	Key 2023 Changes
Base Salary *(Fixed, Cash)*	A fixed amount, paid in cash periodically throughout the year and reviewed annually and, if appropriate, adjusted.	Provides a source of fixed income that is market competitive and reflects scope and responsibility of the position held.	Our CEO received a base salary increase of 8%, our CFO received a base salary increase of 5%, our SVP, Clinical received a base salary increase of 3%, and our former CMO received a base salary increase of 10%, in each case to move their salaries closer toward our target positioning in our peer group.
Short-Term Incentive (STI) *(Variable, Cash)*	A variable, short-term element of compensation that is payable in cash based on achievement of key pre-established annual corporate objectives, and for certain executives, individual goals.	Motivates and rewards our executives for achievement of annual corporate and other objectives.	The target incentive percentage under our short-term incentive plan for 2023 was 50% of base salary for our CEO, 40% of base salary for our CFO, 35% of base salary for our SVP, Clinical and 40% of base salary for our former CMO, which were all unchanged from last year.
Long-Term Incentives (LTI) *(Variable, Equity-Based Awards)*	A variable, long-term element of compensation that is provided in the form of time-vested stock option awards.	Aligns the interests of our executives with our shareholders; encourages our executives to focus on our long-term performance; promotes retention; and encourages significant share ownership.	Our named executive officers received stock option awards, with 25% vesting on the one-year anniversary of the grant date and the remaining 75% vesting in 12 quarterly installments thereafter.
Retirement Benefits	A defined contribution retirement plan with a discretionary company match.	Provides an opportunity for employees to save and prepare financially for retirement.	No changes.

We describe each key element of our executive compensation program in more detail in the following pages, along with the compensation decisions made in 2023. The compensation paid to our named executive officers is governed, in part, by written employment agreements with them, which are described below under "—*Employment Agreements*." The named executive officers also have termination and change in control benefits as set forth in their respective employment agreements. See "—*Post-Termination Severance and Change in Control Arrangements*."

Pay for Performance and Pay Mix

We seek to motivate management to achieve corporate objectives and increase shareholder value through incentive plans that reward higher performance with increased incentive payouts and hold management accountable for performance that falls below targeted levels by paying reduced or no incentive payouts. Accordingly, in general, our executive compensation program emphasizes variable, at-risk, pay elements as a significant portion of each executive's total compensation package.

The breakdown of variable, at-risk, pay (broken out between target short-term incentives and actual long-term incentives) compared to fixed pay (i.e., base salary) reported for 2023 in the Summary Compensation Table for our CEO and the average for our other named executive officers is as follows:



Base Salary

We provide a base salary for our named executive officers, which is not subject to company or individual performance risk. We recognize the need for most executives to receive at least a portion of their total compensation in the form of a guaranteed base salary that is paid in cash regularly throughout the year. The base salaries set for our named executive officers are intended to provide a steady income regardless of share price performance, allowing executives to focus on both near-term and long-term goals and objectives without undue reliance on short-term share price performance or market fluctuations.

We initially fix base salaries for our executives at a level that we believe enables us to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. The Compensation Committee reviews and approves any increases in base salaries for our named executive officers.

The base salary for each of our named executive officers for fiscal 2023 compared to fiscal 2022 is as follows:

Name	Fiscal 2023	Fiscal 2022	% Change from Fiscal 2022
Rick Pauls	$ 573,000	$ 529,000	8%
Scott Kellen..	357,000	340,000	5%
Julie Daves...	309,000	300,000	3%
Kirsten Gruis, M.D.	418,000	380,000	10%

In March 2023, the Compensation Committee approved base salary increases of approximately 8% for our CEO, 5% for our CFO, 3% for our SVP, Clinical, and 10% for our former CMO. The base salary increases were intended to bring their base salaries closer to our target positioning in our peer group and provide for cost-of-living adjustments.

Annual Short-Term Incentive Compensation

In addition to base compensation, we provide our named executive officers the opportunity to earn short-term incentive (STI) compensation based on the achievement of certain annual corporate and individual performance goals. Our STI program directly aligns the interests of our executive officers and shareholders by providing an incentive for the achievement of key corporate and individual performance objectives that are critical to the success of our company and linking a significant portion of each executive's annual compensation to the achievement of such objectives.

Under the 2023 STI program, each named executive officer had a target incentive percentage that was a percentage of their base salary.

Name	Percentage of Base Salary
Rick Pauls	50%
Scott Kellen	40%
Julie Daves	35%
Kirsten Gruis, M.D.	40%

2023 STI payouts were based primarily on corporate objectives, which had a 75% weighting, and to a lesser extent, individual objectives, which had a 25% weighting. The corporate objectives related to our ReMEDy2 trial, the Phase 1C study and raising additional capital and were determined by the Compensation Committee to have been achieved at 70% of target. The individual objectives varied by executive and related to our ReMEDy2 trial, manufacturing, developing people and organization, accounting and financial reporting, commercial and partnering activities. The individual objectives were determined by the Compensation Committee to have been achieved at 80% of target for our CEO, 70% of target for our CFO and 84% of target for SVP, Clinical. Our former CMO did not receive any 2023 STI payout.

The following sets forth each executive's target bonus opportunity and actual STI payout for 2023:

Officer Name and Position	2023 Base Salary	Target Incentive Percentage of Base Salary	Target Bonus Opportunity	2023 Actual Payout
Rick Pauls	$ 573,000	50%	$ 286,500	$ 239,958
Scott Kellen	357,000	40%	142,000	116,025
Julie Daves	309,000	35%	108,150	91,657
Kirsten Gruis, M.D.	418,000	40%	167,200	—

Long-Term Equity-Based Incentive Compensation

The long-term equity-based incentive compensation component consists of stock options granted under the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan. Long-term equity-based incentives are intended to comprise a significant portion of each executive's compensation package, consistent with our executive compensation objective to align the interests of our executives with the interests of our shareholders.

The Compensation Committee believes that options effectively incentivize executives to maximize company performance over the long-term, as the value of awards is directly tied to an appreciation in the value of our common shares. Stock options also provide an effective retention mechanism because of vesting provisions. An important objective of our long-term equity-based incentive program is to strengthen the relationship between the long-term value of our common shares and the potential financial gain for our executives. Stock options provide recipients with the opportunity to purchase our common shares at a price fixed on the grant date regardless of future market price. Because stock options become valuable only if the share price increases above the exercise price and the option holder remains employed during the period required for the option to vest, they provide an incentive for an executive to remain employed. In addition, stock options link a portion of an executive's compensation to the interests of our shareholders by providing an incentive to achieve corporate goals and increase the market price of our common shares over time.

The table below sets forth the stock options that we granted to our named executive officers in 2023, which options vest with respect to 25% of the underlying common shares on the one-year anniversary of the grant date, and with respect to the remaining 75% of the underlying common shares in 12 as nearly equal as possible quarterly installments commencing after the one-year anniversary of the grant date:

Name	Grant Date	Grant Date Fair Value	Number of Shares Underlying Options	Exercise Price
Rick Pauls	06/01/23	$ 396,553	181,000	$ 2.73
Scott Kellen.........................	06/01/23	146,790	67,000	2.73
Julie Daves..........................	06/01/23	118,309	54,000	2.73
Kirsten Gruis, M.D.	06/01/23	146,790	67,000	2.73

The number of stock options granted to our executives was determined based on a percent of company analysis as opposed to a value analysis.

All Other Compensation

It is generally our policy not to extend perquisites to our executives that are not available to our employees generally. Our executives receive benefits that are also received by our other employees, including participation in the DiaMedica USA, Inc. 401(k) Plan and health, dental, disability and life insurance benefits.

Employment Agreements

We typically enter into employment agreements with our executive officers, which provide for an annual base salary, subject to periodic reviews, incentive based compensation, equity-based compensation and benefits, in each case as determined by the Board of Directors (or a committee thereof) from time to time. The agreements contain standard confidentiality, non-competition, non-solicitation and assignment of intellectual property provisions. The agreements also contain standard severance and change in control provisions which are described under "—*Post-Termination Severance and Change in Control Arrangements*."

Consulting Agreement with Kirsten Gruis, M.D.

In September 2023, we entered into a consulting agreement with Dr. Kirsten Gruis in order to implement an orderly transition of her responsibilities and projects following her resignation. Under this agreement, Dr. Gruis agreed to provide consulting services for nine months in exchange for a monthly consulting fee of $33,500. We also entered into a separation agreement with Dr. Gruis pursuant to which she agreed to provide a general release of claims against us and our subsidiaries. The separation agreement also includes customary non-disparagement and confidentiality obligations.

Post Termination Severance and Change in Control Arrangements

Severance Arrangements. Under the terms of the employment agreements with our executive officers, if we terminate the executive's employment without "cause", the executive will be entitled to: (i) salary continuation payments for 12 months in the case of Mr. Pauls and nine months in the case of each of the other executives, (ii) Consolidated Omnibus Budget Reconciliation Act (COBRA) premium reimbursement during the salary continuation period, (iii) a pro rata portion of the executive's target annual bonus for the year of termination, and (iv) immediate acceleration of the executive's equity awards. These severance benefits are subject to the executive executing a separation agreement and release of claims. "Cause" is defined in the employment agreements as: (i) gross negligence or willful failure to perform the executive's duties and responsibilities to DiaMedica; (ii) commission of any act of fraud, theft, embezzlement, financial dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to DiaMedica; (iii) conviction of, or pleading guilty or nolo contendere to, any felony or a lesser crime involving dishonesty or moral turpitude; (iv) material breach by the executive of any of their obligations under the agreement or any written agreement or covenant with DiaMedica, including the policies adopted from time to time by DiaMedica applicable to all executives, that has not been cured within 30 days of notice of such breach; or (v) we terminate the employment of the executive in connection with a liquidation, dissolution or winding down of DiaMedica. We believe that the form and amount of these severance benefits are fair and reasonable to both DiaMedica and our executives. The Compensation Committee reviews our severance arrangements periodically to ensure that they remain necessary and appropriate.

Change in Control Arrangements. To encourage continuity, stability and retention when considering the potential disruptive impact of an actual or potential corporate transaction, we have established change in control arrangements, including provisions in the 2019 Plan and executive employment agreements. These arrangements are designed to incentivize our executives to remain with our company in the event of a change in control or potential change in control.

Under the terms of the 2019 Plan, subject to the terms of the applicable award agreement or an individual agreement between DiaMedica and a participant, upon a change in control, the Board of Directors may, in its discretion, determine whether some or all outstanding options and stock appreciation rights shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. The Board of Directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our common shares subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder, to be immediately cancelled by us, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

Under the terms of the employment agreements, if we terminate the executive's employment without "cause" or the executive terminates their employment with "good reason" in connection with or within

12 months after a "change in control," the executive will be entitled to: (i) salary continuation payments for 18 months in the case of Mr. Pauls and 12 months in the case of each of the other executives, (ii) COBRA premium reimbursement during the salary continuation period, (iii) a pro rata portion of their target annual bonus for the year of termination, and (iv) immediate acceleration of their equity awards. These severance benefits are subject to the executive executing a separation agreement and release of claims.

"Good reason" is defined in the employment agreements as the executive's resignation within 30 days following the expiration of any cure period following the occurrence of one or more of the following, without the executive's express written consent: (i) a material reduction of the executive's duties, authority, reporting level, or responsibilities, relative to their duties, authority, reporting level, or responsibilities in effect immediately prior to such change in control; (ii) a material reduction in the executive's base compensation; or (iii) DiaMedica's requiring of the executive to change the principal location at which the executive is to perform services by more than 50 miles.

"Change in control" is defined in the employment agreements as the occurrence of any of the following: (i) the acquisition, other than from us, by any individual, entity or group of beneficial ownership of 50% or more of either our then outstanding common shares or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors; (ii) the consummation of a reorganization, merger or consolidation of DiaMedica, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of our common shares and voting securities immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, of then outstanding common shares and the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation; or (iii) the sale or other disposition of all or substantially all of our assets.

We believe these change in control arrangements are an important part of our executive compensation program in part because they mitigate some of the risk for executives working in a smaller company where there is a meaningful risk that DiaMedica may be acquired. Change in control benefits are intended to attract and retain qualified executives who, absent these arrangements and in anticipation of a possible change in control of our company, might consider seeking employment alternatives to be less risky than remaining with our company through the transaction. We believe that the form and amount of these change in control benefits are fair and reasonable to both our company and our executives. The Compensation Committee periodically reviews our change in control arrangements to ensure that they remain necessary and appropriate.

Indemnification Agreements

We have entered into indemnification agreements with all of our executive officers. The indemnification agreements are governed exclusively by and construed according to the substantive laws of the BCBCA, without regard to conflicts-of-laws principles that would require the application of any other law, and provide, among other things, for indemnification, to the fullest extent permitted by law and our Articles, against any and all expenses (including attorneys' fees) and liabilities, judgments, fines and amounts paid in settlement that are paid or incurred by the executive or on his or her behalf in connection with such action, suit or proceeding. We will be obligated to pay these amounts only if the executive acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The indemnification agreements provide that the executive will not be indemnified and expenses advanced with respect to an action, suit or proceeding initiated by the executive unless (i) so authorized or

consented to by the Board of Directors or DiaMedica has joined in such action, suit or proceeding or (ii) the action, suit or proceeding is one to enforce the executive's rights under the indemnification agreement. Our indemnification and expense advance obligations are subject to the condition that an appropriate person or body not party to the particular action, suit or proceeding shall not have determined that the executive is not permitted to be indemnified under applicable law. The indemnification agreements also set forth procedures that apply in the event an executive requests indemnification or an expense advance.

Summary Compensation Table

The table below provides summary information concerning all compensation awarded to, earned by or paid to our named executive officers during our 2023 and 2022 fiscal years. Mr. Pauls is also a director of DiaMedica but did not receive any compensation related to his role as a director.

Name and Principal Position	Year	Salary	Bonus[1]	Option Awards[2]	Non-Equity Incentive Plan Compen-sation[3]	All Other Compen-sation[4]	Total
Rick Pauls......................	2023	$562,000	$ —	$ 396,553	$ 239,958	$ 16,650	$ 1,215,161
President and Chief Executive Officer	2022	522,796	—	343,819	198,342	15,650	1,080,607
Scott Kellen	2023	352,750	—	146,790	116,025	16,650	632,215
Chief Financial Officer and Secretary	2022	329,392	—	116,549	101,983	15,650	563,574
Julie Daves[5]	2023	306,754	—	118,309	91,657	16,650	533,370
SVP, Clinical Development Operations							
Kirsten Gruis, M.D. [6] ..	2023	298,643	—	146,790	—	150,650	596,083
Former Chief Medical Officer	2022	364,167	—	487,789	137,085	15,650	1,004,691

(1) We generally do not pay discretionary bonuses.

(2) Amounts reflect the full grant-date fair value of stock options granted during the applicable year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. The grant date fair value is determined based on our Black-Scholes option pricing model. The table below sets forth the specific assumptions used in the valuation of each such option award:

Grant Date	Grant Date Fair Value Per Share	Risk Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
06/01/2022	$ 1.94	2.93%	5.6 years	102.86%	—
01/03/2022	$ 1.94	2.93%	5.6 years	102.86%	—
07/28/2021	$ 3.05	1.41%	5.5 years	103.67%	—

There can be no assurance that unvested awards will vest and, absent vesting and exercise, no value will be realized by the executive for the award.

(3) Amounts reported represent awards earned for that year under our annual short-term incentive plan but paid during the following year. See "—*Executive Compensation Overview—Annual Short-Term Incentive Compensation.*"

58

(4) The amounts shown in the "All Other Compensation" column for fiscal 2023 include the following with respect to each named executive officer:

Name	401(k) Match	Health Savings Account Contribution	Consulting Services	Total
Rick Pauls	$ 13,200	$ 3,450	$ —	$ 16,650
Scott Kellen................	13,200	3,450	—	16,650
Julie Daves	13,200	3,450	—	16,650
Kirsten Gruis, M.D. ...	13,200	3,450	134,000	150,650

(5) Ms. Daves was not a named executive officer for 2022.

(6) Dr. Gruis resigned effective as of August 31, 2023. The base salary for Dr. Gruis includes a payment of $29,475 for accrued paid-time off.

Outstanding Equity Awards at Fiscal Year-End

The following table presents for each named executive officer information regarding outstanding equity awards held as of December 31, 2023.

Name	Option Awards[1]				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested[3] (#)	Market Value of Shares or Units of Stock That Have Not Vested[4] ($)
Rick Pauls						
Stock Options..........	67,500	—	(CAD$) 3.00	12/01/2025		
	42,500	—	(CAD$) 5.20	11/28/2026		
	42,500	—	(CAD$) 6.40	06/19/2027		
	33,500	—	(CAD$) 11.20	04/17/2028		
	264,000	—	(US$) 4.60	06/23/2029		
	56,000	—	(US$) 4.64	05/31/2030		
	98,438	76,563	(US$) 5.00	07/27/2031		
	66,375	110,652	(US$) 2.45	05/31/2032		
	—	181,000	(US$) 2.73	05/31/2033		
DSUs.....................					1,749	(US$) 4,967
Scott Kellen						
Stock Options	50,250	—	(CAD$) 11.20	04/17/2028		
	99,750	—	(US$) 4.60	06/23/2029		
	35,000	—	(US$) 4.64	05/31/2030		
	33,750	26,250	(US$) 5.00	07/27/2031		
	22,500	37,500	(US$) 2.45	05/31/2032		
	—	67,000	(US$) 2.73	05/31/2033		
Julie Daves						
Stock Options..........	61,250	78,750	(US$) 1.47	09/12/2032		
	—	54,000	(US$) 2.73	05/31/2033		
Kirsten Gruis, M.D.						
Stock Options	76,667	83,333	(US$) 3.88	01/02/2032		
	—	67,000	(US$) 2.73	05/31/2033		

(1) The stock options that remained unvested as of December 31, 2023 generally vest monthly or quarterly and may be accelerated under certain circumstances, including if the recipient's employment or service relationship with our company is involuntarily terminated.

(2) All stock options have a 10-year term, but may terminate earlier if the recipient's employment or service relationship with our company terminates.

(3) All DSU awards are settled after the holder's employment or service relationship with our company terminates.

(4) The market value of DSU awards that have not been settled as of December 31, 2023 is based on the closing sale price of our common shares as reported by The Nasdaq Capital Market on December 29, 2023, the last trading day of 2023 ($2.84).

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of SEC Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" to our named executive officers, within the meaning of such rules, and certain financial performance measures of our company. The table below provides information regarding compensation actually paid to our CEO who is our principal executive officer (PEO), and compensation actually paid to our other non-PEO named executive officers, during each of the past two fiscal years, as well as total shareholder return and net income (loss) for each of the past two fiscal years.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2][3]	Average Summary Compensation Table Total for Non-PEO NEOs[4]	Average Compensation actually Paid to Non-PEO NEOs[5][6]	Value of Initial Fixed $100 Investment Based on Total Shareholder Return[7]	Net Income (Loss)[8]
2023	$ 1,215,161	$ 1,424,344	$ 587,222	$ 707,892	$ 74	$ (19,423)
2022	1,080,607	534,244	784,132	507,196	41	(13,676)

(1) Amounts reported represent the Summary Compensation Table total for our CEO for each of the years presented. See "*Executive Compensation – Summary Compensation Table*."

(2) Amounts reported represent compensation actually paid to our CEO for each of the years presented. The dollar amounts in this column do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year.

(3) Compensation actually paid to our PEO consists of the following amounts deducted from or added to the Summary Compensation Table total for our CEO for each of the years presented:

	Rick Pauls
Summary Compensation Table Total for 2023	$ 1,215,161
Deduct: Stock awards[a]	—
Deduct: Option awards[b]	(396,553)
Add: Year-end value of equity awards granted during the year that are outstanding and unvested[c]	387,114
Add: Change in fair value of equity awards granted in prior years that are outstanding and unvested[d]	139,587
Add: Change in fair value of equity awards granted in prior years that vested during the year[e]	79,035
Add: Value of dividend equivalents accrued on equity awards during the year	—
Compensation Actually Paid for 2023	1,424,344

Summary Compensation Table Total for 2022	$ 1,080,607
Deduct: Stock awards[a]	—
Deduct: Option awards[b]	(343,819)
Add: Year-end value of equity awards granted during the year that are outstanding and unvested[c]	147,914
Add: Change in fair value of equity awards granted in prior years that are outstanding and unvested[d]	(266,518)
Add: Change in fair value of equity awards granted in prior years that vested during the year[e]	(83,940)
Add: Value of dividend equivalents accrued on equity awards during the year	—
Compensation Actually Paid for 2022	534,244

(a) Represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) Represents the total of the amounts reported in the "Option Awards" column in the Summary Compensation Table for the applicable year.

(c) Represents the year-end value of equity awards granted during the applicable year that are outstanding and unvested as of the end of such applicable year.

(d) Represents the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year.

(e) Represents the amount of change as of the vesting date (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that vested during the applicable year.

Since we do not have a pension plan, all of the foregoing adjustments are equity award adjustments for each applicable year and include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of such applicable year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year; (iii) for equity awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for equity awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for equity awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on equity awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for such applicable year.

Adjustments as provided in clauses (iii) and (vi) are inapplicable for all of the years presented in the table.

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The value of option awards is based on the fair value as of the end of the covered year or change in fair value during the covered year, in each case based on our Black-Scholes option pricing model, the assumptions of which are described in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023.

(4) Average Summary Compensation Table total for non-PEO named executive officers reflects the average Summary Compensation Table total for Mr. Kellen, Ms. Daves and Dr. Gruis for 2023 and for Mr. Kellen and Dr. Gruis for 2022.

(5) The amounts in this column represent the average compensation actually paid to the non-PEO named executive officers for each of the years presented. The dollar amounts in this column do not reflect the actual amount of compensation earned by or paid to our non-PEO named executive officers during the applicable year.

(6) Average compensation actually paid to our non-PEO named executive officers consists of the following amounts deducted from or added to the Summary Compensation Table total for each of the years presented:

	Average for Non-PEO Named Executive Officers
Summary Compensation Table Total for 2023	$ 587,222
Deduct: Stock awards[a]	—
Deduct: Option awards[b]	(137,296)
Add: Year-end value of equity awards granted during the year that are outstanding and unvested[c]	134,028
Add: Change in fair value of equity awards granted in prior years that are outstanding and unvested[d]	81,901
Add: Change in fair value of equity awards granted in prior years that vested during the year[e]	42,037
Add: Value of dividend equivalents accrued on equity awards during the year	—
Compensation Actually Paid for 2023	707,892
Summary Compensation Table Total for 2022	$ 784,132
Deduct: Stock awards[a]	—
Deduct: Option awards[b]	(302,169)
Add: Year-end value of equity awards granted during the year that are outstanding and unvested[c]	75,730
Add: Change in fair value of equity awards granted in prior years that are outstanding and unvested[d]	(36,824)
Add: Change in fair value of equity awards granted in prior years that vested during the year[e]	(13,673)
Add: Value of dividend equivalents accrued on equity awards during the year	—
Compensation Actually Paid for 2022	507,196

(a) Represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) Represents the total of the amounts reported in the "Option Awards" column in the Summary Compensation Table for the applicable year.

(c) Represents the year-end value of equity awards granted during the applicable year that are outstanding and unvested as of the end of such applicable year.

(d) Represents the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year.

(e) Represents the amount of change as of the vesting date (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that vested during the applicable year.

Since we do not have a pension plan, all of the foregoing adjustments are equity award adjustments for each applicable year and include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of such applicable year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any equity awards granted in prior years that are outstanding and unvested as of the end of such applicable year; (iii) for equity awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for equity awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for equity

awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on equity awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for such applicable year.

Adjustments as provided in clauses (iii) and (vi) are inapplicable for all of the years presented in the table.

The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The value of option awards is based on the fair value as of the end of the covered year or change in fair value during the covered year, in each case based on our Black-Scholes option pricing model, the assumptions of which are described in Note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023.

(7) The total shareholder return is calculated by the difference between our common share price at the end of the measurement period by our common share price at the beginning of the measurement period.

(8) Amounts reported represent the amount of net loss reflected in our audited consolidated financial statements for the applicable year and is presented in thousands.

Pay Versus Performance Relationship

In accordance with Item 402(v) of SEC Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table above. The graphs below illustrate a high correlation between compensation actually paid to our NEOs and our cumulative total shareholder return (TSR) and a low correlation between compensation actually paid to our NEOs during 2022 and 2023 and our net loss during those years.

As demonstrated by the following graph, the amount of compensation actually paid to our NEOs is aligned with our cumulative TSR over the two years presented in the table. The alignment of compensation actually paid with our cumulative TSR over the period presented is because a significant portion of the compensation actually paid to our NEOs is comprised of equity awards, the value of which is driven by our share price.



The amount of compensation actually paid to our NEOs increased despite an increase in our net loss. This is a result of an increase in our stock price year over year, which increased the compensation actually paid to our NEOs, despite an increase in our net loss.

Employee Benefit and Stock Plans

Amended and Restated 2019 Omnibus Incentive Plan

The DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan was adopted by the Board of Directors on March 10, 2022 and approved by our shareholders on May 18, 2022. For more information on the 2019 Plan, see Voting Proposal Three—Approval of Amendment to DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan, beginning on page 18.

Employment Inducement Plan

The DiaMedica Therapeutics Inc. 2021 Employment Inducement Plan was adopted by the Board of Directors on December 3, 2021 to facilitate the granting of equity awards as an inducement material to new employees joining DiaMedica. The Employment Inducement Plan was adopted without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4) and is administered by the Compensation Committee.

The Board of Directors reserved 1,000,000 common shares for issuance under the Employment Inducement Plan, which permits the grant of options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based awards, to eligible recipients. The only persons eligible to receive awards under the Inducement Plan are individuals who are new employees and satisfy the standards for inducement grants under Nasdaq Listing Rule 5635(c)(4) or 5635(c)(3), as applicable.

Prior Stock Option Plan

The DiaMedica Therapeutics Inc. Amended and Restated Stock Option Plan (Option Plan) was adopted by the Board of Directors on September 30, 2018 and by our shareholders on November 6, 2018. The Option Plan was terminated with respect to future grants upon the approval by the shareholders of the 2019 Plan. Options outstanding under the Option Plan remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the Option Plan.

Subject to the discretion of the Board of Directors, where a person ceases to be an eligible participant under the Option Plan, other than by reason of death or in the event of termination for cause, options granted to participants will cease to be exercisable on the earlier of the expiry date and 90 days after the date of termination. Subject to the discretion of the Board of Directors, if a participant is terminated for cause, all options received will terminate and cease to be exercisable upon such termination.

In the event of any change in our outstanding common shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, merger, consolidation, combination or exchange of shares or distribution of rights to holders of shares or any other form of corporate reorganization whatsoever, an equitable adjustment will be made to the share limits in the Option Plan and any options then outstanding and the exercise price in respect of such options.

Prior Deferred Share Unit Plan

The DiaMedica Therapeutics Inc. Deferred Share Unit Plan (DSU Plan) was adopted by the Board of Directors on August 25, 2011 and by our shareholders on September 22, 2011. The DSU Plan was

terminated with respect to future grants upon the approval by the shareholders of the 2019 Plan. DSU awards outstanding under the DSU Plan remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the DSU Plan. All DSU awards held by a recipient settle and the shares underlying such awards become issuable only after the termination of the recipient's employment or other service with DiaMedica.

Anti-Hedging and Pledging Policy

DiaMedica has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if officers, directors and employees engage in certain types of transactions in DiaMedica's securities that hedge or offset, or are designed to hedge or offset, any decrease in the market value of DiaMedica's equity securities. Therefore, DiaMedica's Insider Trading Policy provides that officers, directors and employees must comply with the following policies with respect to certain transactions in DiaMedica's securities:

- *Short Sales*. Short sales of DiaMedica's securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in DiaMedica or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve DiaMedica's performance. For these reasons, short sales of DiaMedica's securities are prohibited.

- *Publicly Traded Options*. A transaction in options is, in effect, a bet on the short-term movement of DiaMedica's common shares and therefore creates the appearance that an officer, director or employee is trading based on inside information. Transactions in options also may focus an officer's, director's or employee's attention on short-term performance at the expense of DiaMedica's long-term objectives. Accordingly, transactions in puts, calls or other derivative securities involving DiaMedica's equity securities, on an exchange or in any other organized market, are prohibited.

- *Hedging Transactions*. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an officer, director or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the officer, director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the officer, director or employee may no longer have the same objectives as DiaMedica's other shareholders. Therefore, such transactions involving DiaMedica's equity securities are prohibited.

- *Purchases of DiaMedica's Securities on Margin; Pledging DiaMedica's Securities to Secure Margin or Other Loans*. Purchasing on margin means borrowing from a brokerage firm, bank or other entity in order to purchase DiaMedica's securities (other than in connection with a cashless exercise of stock options through a broker under DiaMedica's equity plans). Margin purchases of DiaMedica's securities are prohibited. Pledging DiaMedica's securities as collateral to secure loans is also prohibited. This prohibition means, among other things, that directors, officers and employees cannot hold DiaMedica's securities in a "margin account."

RELATED PERSON RELATIONSHIPS AND TRANSACTIONS

Introduction

Below under "—*Description of Related Party Transactions*" is a description of transactions that have occurred during the past two fiscal years, or any currently proposed transactions, to which we were or are a participant and in which:

- the amounts involved exceeded or will exceed the lesser of: $120,000 or one percent (1%) of the average of our total assets at year end for the last two completed fiscal years; and

- a related person (including any director, director nominee, executive officer, holder of more than 5% of our common shares or any member of their immediate family) had or will have a direct or indirect material interest.

Description of Related Party Transactions

Insider Stock Purchases

On April 10, 2023, in conjunction with his appointment as Chief Business Officer, David Wambeke purchased 468,750 common shares of DiaMedica at an aggregate purchase price of $750,000 or $1.60 per share.

On June 21, 2023, we issued and sold an aggregate 11,011,406 common shares pursuant to a securities purchase agreement at a purchase price of $3.40 per share, or $3.91 per share in the case of our participating directors and officers, in a private placement. As a result of the offering, we received gross proceeds of $37.5 million, which resulted in net proceeds to us of approximately $36.1 million, after deducting the offering expenses. The following directors and officers participated in the private placement:

Director/Officer	Total Purchase Price	Number of Common Shares Purchased
Richard Pilnik	$ 150,000	38,363
Rick Pauls	50,000	12,787
Michael Giuffre	254,150	65,000
Charles Semba, M.D.	50,000	12,787
Scott Kellen	39,100	10,000
David Wambeke	150,000	38,364

In connection with the June 2023 private placement, we entered into a registration rights agreement (Registration Rights Agreement) with the investors pursuant to which we agreed to file with the SEC a registration statement registering the resale of the shares sold in the June 2023 private placement (Resale Registration Statement). The Resale Registration Statement was filed with the SEC on June 30, 2023 and declared effective by the SEC on July 7, 2023. Under the terms of the Registration Rights Agreement, we agreed to keep the Resale Registration Statement effective at all times until the shares are no longer considered "Registrable Securities" under the Registration Rights Agreement and if we fail to keep the Resale Registration Statement effective, subject to certain permitted exceptions, we will be required to pay liquidated damages to the investors in an amount of up to 10% of the invested capital, excluding interest. We also agreed, among other things, to indemnify the selling holders under the Resale Registration Statement from certain liabilities and to pay all fees and expenses incident to our performance of or compliance with the Registration Rights Agreement.

Indemnification Agreements

We have entered into indemnification agreements with all of our directors and executive officers. The indemnification agreements provide, among other things, for indemnification, to the fullest extent permitted by law and our Articles, against any and all expenses (including attorneys' fees) and liabilities, judgments, fines and amounts paid in settlement that are paid or incurred by the executive or on his or her behalf in connection with such action, suit or proceeding. The indemnification agreements also set forth procedures that apply in the event an executive requests indemnification or an expense advance.

DiaMedica has not identified any arrangements or agreements relating to compensation provided by a third party to DiaMedica's directors or director nominees in connection with their candidacy or board service as required to be disclosed pursuant to Nasdaq Rule 5250(b)(3).

Policies and Procedures for Related Party Transactions

The Board of Directors has delegated to the Audit Committee, pursuant to the terms of a written policy and the formal written charter of the Audit Committee, the authority to review, approve and ratify related party transactions. If it is not feasible for the Audit Committee to take an action with respect to a proposed related party transaction, the Board of Directors or another committee, may approve or ratify it. No member of the Board of Directors or any committee may participate in any review, consideration or approval of any related party transaction with respect to which such member or any of his or her immediate family members is the related party.

Our policy defines a "related party transaction" as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries and affiliates) were, are or will be a participant and in which any related party had, has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10 percent beneficial owner of another entity).

Prior to entering into or amending any related party transaction, the party involved must provide notice to our Chief Financial Officer of the facts and circumstances of the proposed transaction, including:

- the related party's relationship to us and his or her interest in the transaction;

- the material facts of the proposed related party transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved;

- the purpose and benefits of the proposed related party transaction with respect to us;

- if applicable, the availability of other sources of comparable products or services; and

- an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If the Chief Financial Officer determines the proposed transaction is a related party transaction in which the amount involved will or may be expected to exceed $10,000 in any calendar year, the proposed transaction will be submitted to the Audit Committee for consideration. In determining whether to approve a proposed related party transaction, the Audit Committee, or where submitted to the Chair of the Audit Committee, the Chair of the Audit Committee, will consider, among other things, the following:

- the purpose of the transaction;

- the benefits of the transaction to us;

- the impact on a director's independence in the event the related party is a non-employee director, an immediate family member of a non-employee director or an entity in which a non-employee director is a partner, shareholder or executive officer;

- the availability of other sources for comparable products or services;

- the terms of the transaction; and

- the terms available to unrelated third parties or to employees generally.

Under our policy, certain related party transactions as defined under our policy will be deemed to be pre-approved by the Audit Committee and will not be subject to these procedures.

SHAREHOLDER PROPOSALS FOR 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in the proxy materials relating to the 2025 Annual General Meeting of Shareholders must submit their proposals so that they are received by us at our principal executive offices no later than the close of business on December 5, 2024, unless the date of the 2025 Annual General Meeting of Shareholders is delayed by more than 30 calendar days. The proposals must satisfy the requirements of the proxy rules promulgated by the SEC and as the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.

Any other shareholder proposals to be presented at the 2025 Annual General Meeting of Shareholders (other than a matter brought pursuant to SEC Rule 14a-8) must be given in writing to our Corporate Secretary and must be delivered to or mailed and received at our registered office no later than the close of business on the date that is three months before the anniversary of the previous year's annual reference date, such date being February 22, 2025. The proposals must satisfy the requirements of the BCBCA. Subject to the BCBCA, a registered owner or beneficial owner of one or more shares that carry the right to vote at general meetings and who has been a registered owner or beneficial owner of one or more such shares for an uninterrupted period of at least two years may submit to us a notice of any matter that the person wishes to have considered at our next annual general meeting.

A shareholder wishing to nominate a candidate for election to the Board of Directors at the 2025 Annual General Meeting of Shareholders will be required to give notice of such shareholder's intention to make such a nomination to our Chief Executive Officer at our principal executive offices at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, or our registered office not later than 5:00 p.m. (CDT) on the 90th day nor earlier than 5:00 p.m. (CDT) on the 120th day prior to the first anniversary of the preceding year's annual general meeting of shareholders so no earlier than January 22, 2025 and no later than February 22, 2025. A shareholder's notice of nomination and solicitation are required to contain specific information as required by our Amended Articles and universal proxy rules including providing certain information required by Rule 14a-19 under the Exchange Act (including a statement that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of DiaMedica's shares entitled to vote on the election of directors in support of director nominees other than DiaMedica's nominees). A nomination that does not comply with these requirements may not be considered.

We encourage shareholders who wish to submit a proposal or nomination to seek independent counsel. DiaMedica will not consider any proposal or nomination that is not timely or otherwise does not meet the requirements set forth in our Articles, as may be amended, and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

COPIES OF FISCAL 2023 ANNUAL REPORT AND ADDITIONAL INFORMATION

_____

We have sent or made electronically available to each of our shareholders a copy of our Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2023. Our 2023 Annual Report includes our financial information included in our consolidated annual financial statements and the related Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2023. Our 2023 Annual Report is electronically available on our website at www.diamedica.com, by accessing the SEC's EDGAR filing database at www.sec.gov or on SEDAR at www.sedar.com. The exhibits to our Form 10-K are available by accessing the SEC's EDGAR filing database at www.sec.gov. We will furnish a copy of any exhibit to our Form 10-K upon receipt from any such person of a written request for such exhibits upon the payment of our reasonable expenses in furnishing the exhibits. This request should be sent to: DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, Attention: Shareholder Information.

_____

Your vote is important. Whether or not you plan to attend the meeting in person, vote your shares of DiaMedica common shares by the Internet or telephone, or request a paper proxy card to sign, date and return by mail so that your shares may be voted.

By Order of the Board of Directors

Richard Pilnik
Chairman of the Board

April 4, 2024
Minneapolis, Minnesota

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____.

Commission file number: 001-36291

DIAMEDICA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

British Columbia	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
301 Carlson Parkway, Suite 210	**55305**
Minneapolis, Minnesota	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **(763) 496-5454**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Voting Common Shares, no par value per share	**DMAC**	**Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the registrant's voting common shares held by non-affiliates, computed by reference to the closing sales price at which the voting common shares were last sold as of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), as reported by The Nasdaq Capital Market on that date, was $103.4 million.

As of March 15, 2024, there were 37,958,000 voting common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the registrant's Proxy Statement for its 2023 Annual General Meeting of Shareholders to be held May 22, 2024.

[This page intentionally left blank]

DIAMEDICA THERAPEUTICS INC.

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report on Form 10-K that are not descriptions of historical facts are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that are based on management's current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, prospects and share price. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will," "would," the negative of these terms or other comparable terminology, and the use of future dates.

The forward-looking statements in this report are subject to risks and uncertainties and include, among other things:

- our plans to develop, obtain regulatory approval for and commercialize our DM199 product candidate for the treatment of acute ischemic stroke (AIS) and cardio-renal disease (CRD);
- our ability to conduct successful clinical testing of our DM199 product candidate for AIS or CRD and meet certain anticipated or target dates with respect to our clinical studies, including in particular our Phase 2/3 ReMEDy2 clinical trial of DM199 for the treatment of AIS, or ReMEDy2 trial, and anticipated site activations, enrollment and interim analysis timing, especially in the light of the effects of COVID-19, particularly on hospital and medical facility staffing shortages, concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility, and competition for research staff and trial subjects due to other pending stroke and stroke related trials;
- uncertainties relating to regulatory applications and related filing and approval timelines and the possibility of additional future adverse events associated with or unfavorable results from our ReMEDy2 trial;
- the adaptive design of our ReMEDy2 trial, which is intended to enroll approximately 350 participants at up to 100 sites globally, and the possibility that these numbers and other aspects of the study could increase depending upon certain factors, including additional input from the United States Food and Drug Administration (FDA) and results of the interim analysis as determined by the independent data safety monitoring board;
- our expectations regarding the perceived benefits of our DM199 product candidate over existing treatment options for AIS and CRD;
- the potential size of the markets for our DM199 product candidate for AIS and CRD and our ability to serve those markets and the rate and degree of market acceptance of, and our ability to obtain coverage and adequate reimbursement for, our DM199 product candidate for AIS and CRD both in the United States and internationally;
- our ability to partner with and generate revenue from biopharmaceutical or pharmaceutical partners to develop, obtain regulatory approval for and commercialize our DM199 product candidate for AIS and CRD;
- the success, cost and timing of our ReMEDy2 trial, as well as our reliance on third parties in connection with our ReMEDy2 trial and any other clinical trials we conduct;
- our commercialization, marketing and manufacturing capabilities and strategy;
- expectations regarding federal, state and foreign regulatory requirements and developments, such as potential FDA regulation of our DM199 product candidate for AIS and CRD;
- our estimates regarding expenses, market opportunity for our product candidates, future revenue, capital requirements, how long our current cash resources will last and need for additional financing;
- our expectations regarding our ability to obtain and maintain intellectual property protection for our DM199 product candidate;
- expectations regarding competition and our ability to obtain data exclusivity for our DM199 product candidate for AIS and CRD; and
- our anticipated use of the net proceeds from our private placements and our ability to obtain additional funding for our operations, including funding necessary to complete planned clinical trials and obtain regulatory approvals for our DM199 product candidate for AIS and CRD.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described under "*Part I. Item 1A. Risk Factors*" in this report. Moreover, we operate in a very competitive and rapidly-changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements should not be relied upon as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or

occur. Except as required by law, including the securities laws of the United States, we do not intend to update any forward-looking statements to conform these statements to actual results or to changes in our expectations.

INDUSTRY AND MARKET DATA

In addition to the industry, market and competitive position data referenced in this report from our own internal estimates and research, some market data and other statistical information included in this report are based in part upon information obtained from third-party industry publications, research, surveys and studies, none of which we commissioned. Third-party industry publications, research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

We are responsible for all of the disclosure in this report, and while we believe that each of the publications, research, surveys and studies included in this report are prepared by reputable sources, we have not independently verified market and industry data from third-party sources. In addition, while we believe our internal company research and estimates are reliable, such research and estimates have not been verified by independent sources. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "*Part I. Item 1A. Risk Factors*." These and other factors could cause our future performance to differ materially from our assumptions and estimates. See "*Cautionary Note Regarding Forward-Looking Statements*."

PART I

Item 1.   Business

Overview

We are a clinical stage biopharmaceutical company committed to improving the lives of people suffering from serious diseases. DiaMedica's lead candidate DM199 (rinvecalinase alfa) is the first pharmaceutically active recombinant (synthetic) form of the human tissue kallikrein-1 (KLK1) protein to be clinically studied in patients. KLK1 is an established therapeutic modality in Asia, with human urinary KLK1, for the treatment of acute ischemic stroke and cardio renal disease, including hypertension. We have also produced a potential novel treatment for severe inflammatory diseases, DM300, which is currently in the early preclinical stage of development. Our long-term goal is to use our patented and in-licensed technologies to establish our Company as a leader in the development and commercialization of therapeutic treatments from novel recombinant proteins. Our current focus is on the treatment of acute ischemic stroke (AIS) and currently, to a lesser extent, cardio renal disease (CRD). We plan to advance DM199, our lead drug candidate, through required clinical trials to create shareholder value by establishing its clinical and commercial potential as a therapy for AIS and CRD. In September 2021, the FDA granted Fast Track designation to DM199 for the treatment of AIS where tPA and/or mechanical thrombectomy are not indicated or medically appropriate.

AIS and CRD patients suffer from impaired blood flow in the brain, kidneys, and throughout the body. Many of these patients also exhibit lower than normal levels of endogenous (produced by the body) KLK1 protein, which is produced primarily in the kidneys, pancreas and salivary glands. We believe treatment with DM199 could augment endogenous KLK1 to enhance the function of the kallikrein-kinin system (KKS) to preferentially relax smooth muscle cells in ischemic arteries, thereby vasodilating these arteries and increasing blood flow and oxygen.

We are currently conducting our ReMEDy2 clinical trial of DM199 for the treatment of AIS. Our ReMEDy2 clinical trial is a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial intended to enroll approximately 350 patients at up to 100 sites globally. Patients enrolled in the trial will be treated with either DM199 or placebo within 24 hours of the onset of AIS symptoms. The trial excludes patients treated with tissue plasminogen activator (tPA), a thrombolytic agent intended to dissolve blood clots, and those with large vessel occlusions. The study population is representative of the approximately 80% of AIS patients who do not have treatment options today, primarily due to the limitations on treatment with tPA and/or mechanical thrombectomy. The primary endpoint of the ReMEDy2 trial is physical recovery from stroke as measured by the well-established modified Rankin Scale (mRS) at day 90, specifically recovering to an mRS score of 0-1 (mRS range of 0-6). We believe that our ReMEDy2 trial has the potential to serve as a pivotal registration study of DM199 in this patient population.

We voluntarily paused participant enrollment in the ReMEDy2 trial in May 2022 to investigate three unexpected instances of clinically significant hypotension (low blood pressure) occurring shortly after initiation of the intravenous (IV) dose of DM199. The acutely low blood pressure levels in the three participants recovered back to their baseline blood pressure within minutes after the IV infusion was stopped, and the participants suffered no injuries. On July 6, 2022, we announced that the FDA placed a clinical hold on the investigational new drug application (IND) for our ReMEDy2 trial, and the clinical hold was subsequently lifted in June 2023. In our request for lifting of the clinical hold, we submitted to the FDA in-vitro data supporting that the cause of the hypotensive events was likely related to switching to a new type of IV bag for use in the ReMEDy2 trial, as well as results of an additional in-use, in vitro stability study of all of the materials and equipment used in the IV administration of DM199, which included testing the combination of the IV bag, IV tubing and mechanical infusion pump, to further rule out any other cause of the hypotension events. We also modified the protocol to mitigate the risk of future hypotensive events, including a reduction in the DM199 dose level for the initial IV dose to effectively match the well tolerated IV dose administered in the ReMEDy1 trial.

Concurrently with performing the requested in-use study, we also conducted a Phase 1C open label, single ascending dose (SAD) study of DM199 administered with polyvinyl chloride (PVC) IV bags used in the ReMEDy2 trial. The purpose of the Phase 1C open label SAD study was to confirm, with human data, the DM199 blood concentration levels achieved with the IV dose and further evaluate safety and tolerability. We also included a cohort of hypertensive patients being treated with angiotensin-converting-enzyme inhibitors (ACEi) prior to enrolling. All ACEi patients received the full IV dose at the 0.5 µg/kg level with no instances of hypotension. We believe that these results provide further assurance to potential investigators that ACEi patients may be safely included in the ReMEDy2 trial.

Following in-depth discussions of the ReMEDy2 Phase 2/3 protocol design with global stroke experts, the scientific advisory board and current investigators, we made several important amendments to the protocol subsequent to the June 2023 lifting of the clinical hold. These changes were submitted to the FDA in early October 2023 and we are proceeding with use of the amended protocol as the FDA did not issue any comments during the 30-day review period which ended on November 3, 2023.

We believe DM199 has the potential to treat a variety of diseases where restoring healthy function requires sufficient activity of KLK1 and its system, KKS. Today, forms of KLK1 derived from human urine and the pancreas of pigs are approved and sold in Japan, China and South Korea to treat AIS, hypertension and other related vascular diseases. We believe millions of patients have been treated with these KLK1 therapies, including over 600,000 AIS patients now being treated annually with human urinary-derived KLK1 in China. Over 200 clinical studies in China have found urinary-derived KLK1 effective for increasing blood flow, decreasing ischemia in the penumbra and reducing infarct size. Importantly, human urinary-derived KLK1 has not been shown to increase the risk of severe intracranial hemorrhage. However, there are numerous regulatory, commercial and clinical drawbacks associated with KLK1 derived from these sources which can be overcome by developing a recombinant version of KLK1 such as DM199. We believe higher regulatory standards and potential antibody reactions are the primary reasons why KLK1 derived from these sources are not currently available and used in the United States or Europe. We are not aware of any recombinant version of KLK1 with regulatory approval for human use in any country, nor are we aware of any recombinant version in development other than our drug candidate, DM199.

DM199 Background

Kallikrein-Kinin System

KLK1 is a serine protease, or protein, produced primarily in the kidneys, pancreas and salivary glands. KLK1 plays a critical role in the regulation of local blood flow and vasodilation (the widening of blood vessels, which decreases vascular resistance) in the body, as well as an important role in reducing inflammation and oxidative stress (an imbalance between potentially damaging reactive oxygen species, or free radicals, and antioxidants in the body).

KLK1 is involved in multiple biochemical processes. The most well-characterized activity of KLK1 is the enzymatic cleavage of low molecular weight kininogen (LMWK) to produce Lys-bradykinin (BK)-like peptides, collectively known as kinins, which activate BK receptors (primarily BK2R since the BK1R is typically only activated in pathological situations). As illustrated below, activation of BK receptors by kinins sets in motion metabolic pathways which locally produce nitric oxide, prostaglandins (primarily prostacyclin in endothelial cells),which work through the cyclic guanosine monophosphate (cGMP) and cyclic nucleotides cyclic adenosine monophosphate (cAMP) pathways, to preferentially relax smooth muscle cells and improve blood flow (through vasodilation), potentially protecting tissues and end-organs from ischemic damage. Scientific literature, including publications in *Circulation Research*, *Immunopharmacology* and *Kidney International*, suggests that lower endogenous KLK1 levels in patients are associated with diseases related to vascular disorders, such as stroke, renal diseases and hypertension. DM199, as a protein augmentation therapy, may increase KLK1 levels to properly activate the KKS driving the local production of nitric oxide, prostaglandins and other anti-inflammatory mediators, to promote endothelial health and protect the brain and kidney from damage. By providing additional supply of the KLK1 protein, DM199 treatment could potentially improve blood flow to and reduce inflammation in damaged end-organs, such as the brain and the kidneys, supporting their structural integrity and normal functioning.



THE ROLE OF KLK1 IN VASCULAR HOMEOSTASIS

| Tissue kallikrein-1 cleaves kininogen to release bradykinin peptide | BK binds to and activates the BK2 receptor | BK2 activation triggers the production of nitric oxide and prostaglandin | Blood vessel dilation |

We have conducted numerous internal and third-party analyses to demonstrate that DM199 is structurally and functionally equivalent to KLK1 derived from human urine. Specifically, the amino acid structure of DM199 is nearly identical to the human urine form, and the enzymatic and pharmacokinetic profiles are substantially similar to both human urine and porcine derived KLK1. The physiological effects of DM199 on blood pressure, from our completed studies, is similar to that of human urine and porcine-derived forms of KLK1. We believe that the results of this work suggest that the therapeutic action of DM199 will be the same or potentially better than that of the human urinary and porcine forms of KLK1 marketed in Asia.

We believe DM199 may provide a new treatment with significant benefits over the current standards of care by offering a therapeutic treatment option to a greater number of patients with the potential for fewer side effects.

Summary of Clinical Results

To date, clinical trials have been and/or are being conducted in the United States, Europe and Australia. We believe the clinical data generated to date by DM199 supports the continued development of DM199 as a treatment for AIS and CRD.

- Our Phase 2 ReMEDy1 trial of DM199 in the treatment of AIS (n=91) met our primary safety and tolerability end points and demonstrated a statistically significant reduction in the number of participants with recurrent ischemic stroke (reported as stroke in evolution or stroke progression by the investigators) in the active treatment group: 0 (0%) participants treated with DM199 vs. 6 (13%) on placebo (p=0.012), with 4 of the 6 resulting in participant death. In a subgroup analysis of participants not receiving mechanical thrombectomy prior to enrollment (n=46), patients treated with DM199 demonstrated a 22% absolute improvement in excellent outcomes (recovering to a National Institutes of Health Stroke Scale (NIHSS) score of 0-1). In participants treated with DM199 (n=25) vs. supportive care and/or tPA (n=21), the results showed that 36% of participants receiving DM199 progressed to a full or nearly full recovery at 90 days (NIHSS: 0-1), compared to 14% of participants in the placebo group. This represents a 22% absolute increase in the proportion of participants achieving a full or nearly full recovery. Additionally, subject deaths decreased from 24% in the placebo group to 12% in the DM199 treatment group, a 50% relative reduction. This subgroup represents the participants most closely aligned with the target treatment population for DM199 in our ReMEDy2 trial.

- We conducted our Phase 2 REDUX trial of DM199 in participants with chronic kidney disease (n=84). Most notably, the hypertensive African American cohort demonstrated an over 50% mean reduction in albuminuria in participants with moderate to severe baseline albuminuria and a statistically significant reductions in systolic and diastolic blood pressure levels at the 2μg/kg dose level after three months of treatment.

In all completed studies, DM199 was shown to be generally safe and well tolerated. The primary adverse events noted in our studies with healthy volunteers included headache, erythema (redness), dizziness, injection site reaction and flushing. The most common adverse events in people with diabetes with or without chronic kidney disease included orthostatic hypotension, local injection site irritation/redness, and diarrhea. The most common adverse events in people with acute ischemic stroke include constipation, oral candidiasis (yeast/fungal infection of mouth) and nausea.

Supporting Data for Use of DM199 (KLK1)

KLK1 derived from human urine was approved in China in 2005. KLK1 derived from the pancreas of pigs has been approved in Japan for several decades. There is one company selling human urine derived KLK1 in China, and we believe human urine derived KLK1 is currently being used to treat over 600,000 AIS patients per year. We believe that approximately 20 companies are marketing porcine KLK1 in Japan, China and South Korea for hypertension, certain chronic kidney and other vascular diseases. We have identified several hundred papers supporting the clinical use of urinary and porcine derived KLK1 from China, Japan and South Korea.

Studies have shown that lower KLK1 levels are also a predictor of stroke recurrence. The red line in the graph below represents patients in the lowest KLK1 quartile who were at the highest risk for recurrence of stroke. (2,478 stroke patients and event free survival over 5 years).

Low KLK1 Levels Are Associated With Stroke Recurrence



Source: Annals of Neurology (2011) 70:265-73

Our Strategy

Our mission is to improve the lives of people suffering from serious diseases. Our near-term goal is to principally focus on executing our ReMEDy2 Phase 2/3 trial of DM199 in AIS and to finalize plans for the next steps for our CRD program. Key elements of our strategy include:

- DM199 for AIS – activate additional clinical sites for and enroll participants in our ReMEDy2 Phase 2/3 trial and expand the trial globally to potentially increase enrollment rates;
- DM199 for CRD – announce next steps for our CRD program during 2024;
- Continue manufacturing process development to support anticipated applications for commercial approval of DM199; and
- Identify a strategic partner(s) to assist with future clinical development and commercialization of DM199.

AIS Background and Disease Pathology

Acute Ischemic Stroke Background

Stroke is characterized by the rapidly developing loss of brain function due to a blockage of blood flow in the brain. As a result, the affected tissues of the brain become inactive and may eventually die. Strokes can be classified into two major categories: AIS and hemorrhagic stroke. AIS is characterized by interruption of the blood supply by a blood clot (ischemia), while a hemorrhagic stroke results from rupture, or bleeding, of a blood vessel in the brain. Risk factors for stroke include, among other things, advanced age, hypertension (high blood pressure), previous stroke or transient ischemic attack (TIA), diabetes, high cholesterol, cigarette smoking, atrial fibrillation, physical inactivity and obesity.

More specifically, with respect to an ischemic stroke, at the site of a blood flow blockage in the brain, there exist two major ischemic zones – the core ischemic zone with nearly complete loss of blood flow (blood flow reduction of 75% to 90%, or more), and the surrounding ischemic penumbra, a rim of mild to moderately ischemic tissue surrounding the core ischemic zone. Within minutes, the significant lack of blood flow in the core ischemic zone deprives these cells of glucose and oxygen which rapidly depletes energy stores and triggers the loss of ion gradients, ultimately leading to neuronal cell death, or apoptosis. The ischemic penumbra zone, however, may remain viable for several hours via collateral arteries that branch from the main occluded artery in the core ischemic zone. Unfortunately, the penumbra is at great risk of delayed tissue

damage due to inflammation which may also lead to neuronal cell death. As time goes on, a lack of blood flow in the core ischemic zone (infarct) may lead to fluid buildup (edema) and swelling which creates intracranial pressure. This pressure on the brain leads to tissue compression resulting in additional ischemia. Additional events in AIS include vascular damage to the blood vessel lining or endothelium, loss of structural integrity of brain tissue and blood vessels and inflammation. A stroke can lead to permanent damage with memory loss, speech problems, reading and comprehension difficulties, physical disabilities and emotional/behavioral problems. The long-term costs of stroke are substantial, with many patients requiring extended hospitalization, extended physical therapy or rehabilitation and/or long-term institutional or family care. However, provided the extended window of viability in the penumbra, next generation stroke therapies are being developed to protect valuable brain tissue during the hours to a week after a stroke.

Unmet Medical Need in AIS

According to the World Health Organization, each year 12.2 million people worldwide suffer a stroke, of which 7.6 million are acute ischemic strokes. According to the U.S. Centers for Disease Control and Prevention (CDC) approximately 800,000 people in the U.S. suffer a stroke each year, of which 87% are acute ischemic strokes. We believe that stroke represents an area of significant unmet medical need and a KLK1 therapy (such as DM199) could provide a significant patient benefit, in particular given its proposed treatment window of up to 24 hours after the first sign of symptoms. Currently, the only FDA-approved pharmacological intervention for AIS is tPA, which is approved to be given within 3 hours of symptom onset; however, we understand that based upon supplemental clinical research and common practice, it is typically administered up to 4.5 hours from symptom onset. Treating patients with tPA during this time window can be challenging because it is difficult to determine precisely when symptoms began and a patient must undergo brain imaging before treatment to rule out a hemorrhagic stroke, a ruptured blood vessel causing bleeding within the brain. Mechanical thrombectomy, a procedure which attempts to remove the clot using catheter-based tools, is also available to certain patients. Despite the availability of these treatments, we believe they are relevant to approximately 20% of ischemic stroke patients due to the location of the clot, the elapsed time after the stroke occurred or other safety considerations. Thus, we believe DM199 may offer significant advantages over the current treatment options in that it fills a serious, unmet need for patients who cannot receive tPA or mechanical thrombectomy. Additionally, we believe DM199 may also offer a complementary follow-on treatment for patients who initially receive tPA or mechanical thrombectomy by enabling sustained blood flow improvements to the brain during the critical weeks and months after a stroke, reducing the risk of stroke recurrence.

Acute Ischemic Stroke Treatment Options



According to the CDC, stroke incidence in the United States and its related effects include:

- Every year in the United States, approximately 800,000 people experience a stroke (ischemic or hemorrhagic). Approximately 600,000 of these are first events and approximately 25%, or 200,000, are recurrent stroke events.
- Approximately one of every 20 deaths in the United States is caused by stroke and is the fifth leading cause of death. On average, someone in the United States has a stroke every 40 seconds and someone dies from a stroke every 3.5 minutes.
- Stroke is the leading cause of serious long-term disability and reduces mobility in more than half of stroke survivors aged 65 and over.
- Risk of having a first stroke is nearly twice as high for African Americans as for Caucasians, and African Americans have the highest rate of death due to stroke.

- Stroke-related costs in the United States came to nearly $53 billion between 2017 and 2018, including the cost of health care services, medications and missed days of work.

DM199 – Our Novel Solution for the Treatment of AIS

In response to an ischemic stroke, bradykinin 2 receptors (BK2) are significantly upregulated (increased) in the arteries affected by the stroke, the ischemic penumbra. This phenomenon has been observed in animal stroke models, showing a 36-fold increase on the ipsilateral side and a 10-fold increase on the contralateral side (*PLOS ONE (2018), 13(6), e0198553.https://doi.org/10.1371/journal.pone.0198553*). In these oxygen depleted arteries, the increased BK2 receptors signal the need for BK to bind and restore blood flow to these at-risk arteries in the ischemic penumbra. The treatment with DM199 is intended to increase the body's production of BK to bind with the BK2 receptors to improve collateral circulation. In binding with the BK2 receptors expressed on endothelial cells (exposed to internal lumen of the artery), DM199, via production of bradykinin, activates the body's natural physiologic processes and does not need to pass through the blood brain barrier, which is a specialized structure that is difficult for many therapeutic agents to cross.



As depicted in the graphic below, we believe the mechanism of action for DM199 (KLK1) has the potential to preserve "at risk" penumbral brain tissue by acutely increasing cerebral blood flow by selectively vasodilating arteries in the ischemic penumbra and increasing collateral blood flow, to improve blood flow and restore oxygen levels rescuing these cerebral tissues.

DM199 Acute Ischemic Stroke: Proposed Mechanism



In January 2019, we published a paper titled "Human Tissue Kallikrein in the Treatment of Acute Ischemic Stroke" in a peer reviewed journal (*Therapeutic Advances in Neurological Disorders (2019), 12:1-15, .https://doi.org/10.1177/1756286418821918*). The paper reviews the scientific literature covering the biochemical role of KLK1 and presents the mechanistic rationale for using KLK1 as an additional pharmacological treatment for AIS. In addition to the biochemical mechanism of KLK1, the review highlights supporting results from human genetics and preclinical animal models of brain ischemia. It also reviews published clinical results for treatment of AIS by a form of KLK1 that is isolated from human urine. This form has been approved for post-stroke treatment of AIS in China and data has been published from clinical trials involving over 4,000 patients. The paper offers a series of testable therapeutic hypotheses for demonstrating the long-term beneficial effect of KLK1 treatment in AIS patients and the reasons for this action.

We are developing DM199 to treat AIS patients with a therapeutic window of up to 24 hours after the first sign of symptoms, well beyond the current window of up to 4.5 hours for tPA, thereby filling a large unmet need for those patients who cannot receive tPA under the currently available treatment window of tPA. This important attribute could potentially make therapy available to the millions of patients worldwide who currently have limited treatment options.

Supporting Data from the Use of Urine-derived KLK1 for the Treatment of AIS in China

In China, Kailikang® is approved and marketed by Techpool Bio-Pharma Inc., a company controlled by Shanghai Pharmaceuticals Holding Co. Ltd. Kailikang has been approved for the treatment of AIS in China. We believe the initial treatment window is up to 48 hours after stroke symptom onset. Based on data from IQVIA real world and health data, other publications and our own internal analysis, we estimate that over 600,000 stroke patients in China were treated in 2022 with Kailikang. More than 50 published clinical studies, covering over 4,000 stroke patients, have demonstrated a beneficial effect of Kailikang treatment in AIS including improvements in standard stroke scores, increased blood flow, reduced infarct size/ischemia in the brain. In a double-blinded, placebo-controlled trial of 446 participants treated with either Kailikang or a placebo with initial treatment administered up to 48 hours after symptom onset showed significantly better scores on the European Stroke Scale and Activities of Daily Living at three weeks post-treatment and after three months using the Barthel Index, (*China Journal of Neurology (2007), 40:306–310*).

Additionally, a comprehensive meta-analysis covering 24 clinical studies involving 2,433 concluded that human urinary KLK1 appears to ameliorate neurological deficits for patients with AIS and improves long-term outcomes, though a few treated patients suffered from transient hypotension (*Journal of Evidence-Based Medicine (2012) 5:31-39,* https://doi.org/10.1111/j.1756-5391.2012.01167.x*)*

Furthermore, in a retrospective study covering 300 consecutive AIS patients, subjects treated with human urinary KLK1 experienced a 6.5% absolute reduction (p=0.009) in recurrent strokes (39% relative) within one year (*Brain and Behavior (2018), https://onlinelibrary.wiley.com/doi/pdf/10.1002/brb3.1033*).

CRD Background and Disease Pathology

Cardio Renal Disease Background

Cardio-renal syndrome refers to the complex interplay between cardiac and renal dysfunction, where acute or chronic dysfunction in one organ may induce acute or chronic dysfunction of the other. A key component of this syndrome is hypertension, which serves as both a cause and consequence of cardio-renal interactions. Hypertension contributes to the development and progression of heart and kidney diseases by imposing increased workload on the heart and by causing damage to the kidneys' nephrons, leading to a vicious cycle of worsening heart and kidney function. This relationship underscores the critical need for integrated management strategies that address both cardiac and renal health to effectively treat and prevent the progression of cardio-renal diseases. This integrated approach includes controlling blood pressure, managing fluid and electrolyte balance, and employing therapies that target the underlying mechanisms linking heart and kidney disease, such as the renin-angiotensin-aldosterone system (RAAS) inhibitors.

DM199 – Our Novel Solution for the Treatment of CRD, Including Hypertension

We believe DM199 has the potential to offer meaningful therapeutic benefits for CRD patients. We believe that the KLK1 protein plays a vital role in maintaining normal kidney function, promoting the production of nitric oxide, prostaglandin and other anti-inflammatory mediators which are important for kidney health and integrity. Patients with moderate to severe CRD often excrete abnormally low levels of KLK1 in their urine, leading to the hypothesis that a KLK1 deficit contributes to disease progression.

Additionally, KLK1 is the main source of bradykinin (BK) in resting conditions. BK opposes the prohypertensive renin, angiotensin, aldosterone system (RAAS) by restoring regulation of the epithelial sodium channel (EnaC) and increasing sodium and fluid excretion. DM199 augments low KLK1 levels and promotes natriuresis (excretion of sodium in urine). This regulation of EnaC with DM199 may contribute to lowering blood pressure in hypertensive patients and in particular in patient's considered to be salt-sensitive.

By providing additional KLK1, we believe DM199 has the potential to:



1 Regulate glomeruli blood flow:
- Improve renal blood flow
- Reduce hemodynamic load

2 Regulate epithelial sodium channel (ENaC):
- Increase salt excretion and natriuresis
- Reduce fluid retention and hemodynamic load
- Control blood pressure, in particular in salt-sensitive patients

3 Improve glomerular function:
- Reduce glomeruli hyperfiltration
- Improve podocyte health and reduce albuminuria
- Reduce thickening of glomerular basement membrane

DM199 treatment is intended to directly replenish KLK1 levels to maintain, or possibly restore, kidney function. Current treatment options, especially ACEi drugs, primarily slow the rate of decline in kidney function but are associated with side effects. Importantly, it is becoming increasingly clear that part of the beneficial effect of ACEi drugs involves preventing the normal breakdown of BK leading to substantial increases in BK levels throughout the body. However, these effects can be unregulated and ACEi drugs therefore can generate excessive BK where it is not needed, potentially leading to side effects such as persistent cough, angioedema (swelling of skin and tissue) and hyperkalemia (abnormally high potassium levels that can lead to cardiac arrest and sudden death). Most importantly, even with the use of ACEi or ARB medications in CRD patients, there remains a high unmet need as a majority of CRD patients still experience a progressive loss of renal function over time. We believe DM199 treatment, either alone or in combination with an ARB, could potentially restore normal KLK1 levels allowing the KKS to perform its normal physiological processes and release BK when and where it is needed, avoiding these side effects.

We intend to clinically evaluate the use of DM199 as a novel therapy for CRD. Protein replacement therapy with DM199, through the activation of the KKS, may complement and balance RAAS, primarily targeted by ACEis and ARBs, and may potentially improve the function of the diseased renal system by improving blood flow and vasodilation, as well as reducing blood pressure.

Our Competition and Current Treatments for Acute Ischemic Stroke and Cardio Renal Disease

The biopharmaceutical industry is highly competitive and characterized by rapidly advancing technologies that focus on rapid development of proprietary drugs. We believe that our DM199 product candidate, development capabilities, experience and scientific knowledge provide us with certain competitive advantages. However, we face significant potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do, and experience in obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for competitive products and achieving widespread market acceptance. Our competitors' treatments may be more effectively marketed and sold than any products we may commercialize, thus limiting our market share and resulting in a longer period before we can recover the expenses of developing and commercializing our DM199 product candidate.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These activities may lead to consolidated efforts that allow for more rapid development of competitive product candidates.

We also compete for staff, development and clinical resources. These competitors may impair our ability to recruit or retain qualified scientific and management personnel, our ability to work with specific advisors, or our ability to work with clinical contract organizations due to conflicts of interest or capacity constraints, and may also delay recruitment of clinical study sites and study volunteers, impeding progress in our development programs.

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, price and the availability of reimbursement from government or other third-party payers. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are viewed as safer, more effective or less expensive than any products that we may develop.

Acute Ischemic Stroke

Currently, there is one approved pharmaceutical treatment for AIS. That treatment is tPA (marketed under the brand name Activase®), and its therapeutic window is limited to up to 4.5 hours after the AIS. There are, however, a number of companies that are actively pursuing a variety of approaches to develop pharmaceutical products for the treatment of AIS including, among others:

- Stem cells (Athersys, Inc.)
- tPA extended treatment window (Genentech / Boehringer Ingelheim)
- Tenecteplase (Genentech / Boehringer Ingelheim)
- Cerebral edema (Biogen Inc.)
- Anti-inflammatory and clot dissolving (Biogen Inc.)
- Cell protection and anti-inflammation (ZZ Biotech LLC)
- Inhibiting platelet aggregation (Acticor Biotech SAS)
- Neuroprotector (Mitsubishi)

There is a large unmet therapeutic need for AIS treatments that can be administered beyond the 4.5-hour time window of tPA. With this large unmet therapeutic need, there is significant competition to develop new therapeutic options. Currently, the most advanced treatment for AIS uses a medical device for the mechanical removal of blood clots in the large arteries supplying blood to the brain through sophisticated catheter-based approaches, referred to as mechanical thrombectomy. According to published research, use of mechanical thrombectomy is growing and the window of time after a stroke where the procedure can be used is widening. New therapeutic options in development include tissue protection focused therapies (deliverable from hours to days after the stroke) that are intended to preserve and protect brain cells beyond the tPA therapeutic window. The goal is to provide treatment options for the vast majority of AIS patients who do not receive hospital care early enough to qualify for tPA therapy. We believe there is a very significant market opportunity for a drug that has a therapeutic window beyond that of tPA and is able to obtain regulatory approval.

DM199 Clinical Trials

AIS Phase 2/3 ReMEDy2 Trial

We are currently conducting our ReMEDy2 clinical trial of DM199 for the treatment of AIS. Our ReMEDy2 clinical trial is a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial intended to enroll approximately 350 patients at up to 100 sites globally. Patients enrolled in the trial will be treated with either DM199 or placebo within 24 hours of the onset of AIS symptoms. The trial excludes patients treated with tPA, a thrombolytic agent intended to dissolve blood clots, and those with large vessel occlusions. The study population is representative of the approximately 80% of AIS

patients who do not have treatment options today, primarily due to the limitations on treatment with tPA and/or mechanical thrombectomy. We believe that the proposed trial has the potential to serve as a pivotal registration study of DM199 in this patient population.

The primary endpoint of the ReMEDy2 trial is physical recovery from stroke as measured by the well-established modified Rankin Scale (mRS) at day 90. The mRS is a commonly used scale for measuring the degree of disability or dependence in the daily activities of people who have suffered a stroke. Secondary endpoints for the trial will evaluate, among other things, mRS shift (which shows the treatment effect on participants across the full spectrum of stroke severity), participant deaths, the National Institute of Health Stroke Score (NIHSS) and Barthel Index (BI) stroke scales and stroke recurrence. Recurrent strokes represent 25% of all ischemic strokes, often occurring in the first few weeks after an initial stroke and are typically more disabling, costly and fatal than initial strokes.

We voluntarily paused participant enrollment in the ReMEDy2 trial to investigate three unexpected instances of clinically significant hypotension (low blood pressure) occurring shortly after initiation of the intravenous (IV) dose of DM199. The acutely low blood pressure levels in the three participants recovered back to their baseline blood pressure within minutes after the IV infusion was stopped, and the participants suffered no injuries. On July 6, 2022, we announced that the FDA placed a clinical hold on the investigational new drug application (IND) for our ReMEDy2 trial. In September 2022, we submitted to the FDA supporting in-vitro data that the cause of the hypotensive events was likely related to switching to a new type of IV bag for use in the ReMEDy2 trial rather than continue with the type of IV bag used in the prior ReMEDy1 trial, where DM199 was generally safe and well tolerated and no hypotensive episodes were reported. While there were no differences in the compatibility of DM199 with either type of IV bag, we observed significant differences in DM199 binding between the two types of IV bags we believe altered, and unintentionally elevated, the total amount of DM199 being administered to participants in the ReMEDy2 trial and thereby triggering the hypotensive events. We also included in this FDA submission, proposed protocol modifications to further address the mitigation of these events, including a reduction in the DM199 dose level for the initial IV dose to effectively match in the PVC IV bags, the well tolerated IV dose administered in the ReMEDy1 trial. Following review of this analysis, the FDA informed us that they were continuing the clinical hold and requesting, among other items, an additional in-use, in vitro stability study of all of the materials and equipment used in the IV administration of DM199, which included testing the combination of the IV bag, IV tubing and mechanical infusion pump, to further rule out any other cause of the hypotension events. The requested in-use study was completed at an independent laboratory and the results were substantially consistent with our initial stand-alone testing of the IV bags. In May 2023, this additional supporting data was submitted to the FDA in our clinical hold response. In June 2023, the FDA completed review of our clinical hold response and informed us that the clinical hold was fully removed allowing us to begin preparations to resume our ReMEDy2 trial.

Following in-depth discussions of the ReMEDy2 Phase 2/3 protocol design with global stroke experts, the scientific advisory board and current investigators, the Company has made several important amendments to the protocol subsequent to the lifting of the clinical hold. These changes were submitted to the FDA in early October and the Company is proceeding with use of the amended protocol as the FDA did not issue any comments during the 30-day review period which ended on November 3, 2023.

Prior to the clinical hold of our ReMEDy2 trial, we had experienced slower than expected site activations and enrollment in our ReMEDy2 trial and may continue to experience these conditions as we activate additional clinical sites and enrollment participants. We believe this was due primarily to clinical staff shortages resulting from layoffs and employee burnout, the reallocation of clinical nurses to COVID-19 care, particularly during surges in COVID-19 cases, a loss of study coordinators resulting from budget constraints and COVID-19 vaccination requirements and concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility. In an effort to mitigate the impact of these factors, we have worked with our contract research organization to develop alternative procedures to support study sites and potential participants as needed. We intend to continue to monitor the results of these efforts or implement additional actions to mitigate the impact of these factors on our ReMEDy2 trial, however no assurances can be provided as to if and when these issues will resolve.

In September 2021, the FDA granted Fast Track designation to DM199 for the treatment of AIS where tPA and/or mechanical thrombectomy are not indicated or medically appropriate. The FDA may grant Fast Track designation to a drug that is intended to treat a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need. The FDA provides opportunities for frequent interactions with the review team for a Fast Track product, including end-of-phase 2 meetings with the FDA to discuss study design, extent of safety data required to support approval, dose-response concerns, and use of biomarkers. A Fast Track product may also be eligible for rolling review, where the FDA reviews portions of a marketing application before the sponsor submits the complete application.

Phase 1C Open Label Safety Trial

Concurrently with performing the requested in-use study, we also conducted a Phase 1C open label, single ascending dose (SAD) study of DM199 administered with the PVC IV bags used in the ReMEDy2 trial. The purpose of the study was to confirm, with human data, the DM199 blood concentration levels achieved with the IV dose and further evaluate safety and tolerability. This study was conducted in Australia. The third cohort, which received the 0.50 µg/kg dose level proposed for the ReMEDy2 trial, was dosed in April 2023 with no significant adverse events related to DM199. The pharmacokinetic data, including the DM199 blood concentration levels, for all cohorts was included as supplemental information in our clinical hold response. In investigating the cause of the unexpected instances of hypotension, we noted that all three participants were receiving angiotensin-converting enzyme inhibitor (ACEi) therapy at the time of their enrollment. Given this, we also completed an additional, fourth cohort of hypertensive patients (Part B) being treated with ACEi prior to enrolling. All ACEi patients received the full IV dose at the 0.5 µg/kg level with no instances of hypotension. We believe that these results provide further assurance to potential investigators that ACEi patients may be safely included in the ReMEDy2 trial.

AIS Phase 2 ReMEDy1 Trial

In May 2020, we announced top-line data from our Phase 2 ReMEDy1 trial assessing the safety, tolerability and markers of therapeutic efficacy of DM199 in patients suffering from AIS. We initiated treatment in this trial in February 2018 and completed enrollment in October 2019 with 92 participants. The study drug (DM199 or placebo) was administered as an intravenous (IV) infusion within 24 hours of stroke symptom onset, followed by subcutaneous injections later that day and once every 3 days for 21 days. The trial was designed to measure safety and tolerability along with multiple tests designed to investigate DM199's therapeutic potential including plasma-based biomarkers and standard functional stroke measures assessed at 90 days post-stroke. Standard functional stroke measurements include the Modified Rankin Scale, National Institutes of Health Stroke Scale, the Barthel Index. The trial met primary safety and tolerability endpoints and was generally safe and well tolerated. In addition, there was a demonstrated therapeutic effect on the rate of severe stroke recurrence inclusive of all participants and there was also a demonstrated therapeutic effect on the physical recoveries of participants that received tPA prior to enrollment but not in participants receiving mechanical thrombectomy prior to enrollment.

Prior to enrollment, 44 of the 91 evaluable participants (48%) received mechanical thrombectomy intervention, a catheter-based treatment intended to physically remove clots and potentially available for patients who have a large vessel occlusion and can be treated within 6 to 24 hours of the onset of stroke symptoms. While approximately 20% of AIS patients are believed to be eligible for a mechanical thrombectomy, currently only about 5% to 10% receive the treatment due to elapsed time post-stroke or unavailability of the therapy at the hospital where the patient presents. DM199 is intended to treat the approximately 80% of AIS patients who are not eligible for either mechanical thrombectomy or tPA. Treatment for these patients is limited to supportive care. Due to the large volume of participants receiving mechanical thrombectomy prior to enrollment in the ReMEDy1 trial, and a disproportionate distribution of these participants between the active treatment and placebo groups, DM199 did not produce a therapeutic effect on physical recoveries in the overall trial analysis.

When participants treated with mechanical thrombectomy are excluded from the trial data set, which represents the group of participants most closely aligned with the target treatment population for DM199 in the ReMEDy2 trial, a positive therapeutic effect on participant physical recoveries was demonstrated. As shown in the table below, when evaluating the participants treated with DM199 (n=25) vs. supportive care and/or tPA (n=21), the results showed that 36% of participants receiving DM199 progressed to a full or nearly full recovery at 90 days (NIHSS: 0-1), compared to 14% of participants in the placebo group. This represents a 22% absolute increase in the proportion of participants achieving a full or nearly full recovery. Additionally, subject deaths decreased from 24% in the placebo group to 12% in the active therapy group, a 50% relative reduction. Note that the number of subjects in these subsets were insufficient for statistical significance.

DM199 vs. Supportive Care and/or tPA

	NIHSS Outcomes at 90 Days			
	0-1	**2-8**	**≥ 9**	**Death**
Placebo (n=21)	14%	57%	5%	24%
DM199 (n=25)	36%	36%	16%	12%

In addition, in the evaluable participants (n=91), a significant reduction in the number of participants with recurrent ischemic stroke was noted in the active treatment group: 0 (0%) participants treated with DM199 vs. 6 (13%) on placebo (p=0.012), with 4 of the 6 resulting in participant death.

We believe these findings from our Phase 2 ReMEDy1 trial, which are consistent with the use of Kailikang in China, provide a signal that recombinant human KLK1 appears safe and may have promise as a new treatment for physicians who have limited options for the treatment of patients following an AIS.

CRD Phase 2 REDUX Trial

Our REDUX trial was a multi-center, open-label investigation of participants with mild or moderate chronic kidney disease (CKD) (Stage II or III) and albuminuria. The trial was conducted in the United States and included: Cohort 1 enrolled non-diabetic, hypertensive African Americans (AA) with Stage II or III CKD. African Americans are at greater risk for CKD than Caucasians, and those African Americans who have the APOL1 gene mutation are at an even higher risk. Cohort 2 enrolled participants with IgA Nephropathy (IgAN). Cohort 3 enrolled participants with Type 2 diabetes mellitus with CKD, hypertension and albuminuria (DKD). The trial evaluated two dose levels of DM199 within each cohort. Study participants received DM199 by subcutaneous injection twice weekly for 95 days. The primary study endpoints, evaluated after three months of treatment, included safety, tolerability, blood pressure, albuminuria and kidney function, which are evaluated by changes from baseline in estimated glomerular filtration rate, albuminuria, as measured by the urinary albumin to creatinine ratio, and blood pressure in hypertensive participants.

Interim results, issued in November 2021, indicated that after three months of treatment, DM199 was demonstrating clinically meaningful improvements in kidney function in Cohorts 1 and 2, as measured by simultaneously stabilizing estimated glomerular filtration rate (eGFR) and decreasing the urinary albumin-to-creatinine ratio (UACR). Additionally, in participants who were hypertensive (Cohorts 1 and 3), DM199 reduced blood pressure by clinically significant levels and importantly, there was no effect on participants who were not hypertensive (Cohort 2).

DM199 was generally safe and well tolerated across all cohorts. Adverse events (AEs) were generally mild to moderate in severity, with the most common being local injection site irritation, and all resolved without medical intervention.

We completed enrollment in REDUX with a total 84 subjects enrolled, including 24 African American subjects into Cohort 1, 25 subjects with IgAN into Cohort 2 and 35 subjects with Type 2 diabetes in Cohort 3. As of March 31, 2022, all participants had completed their treatment periods.

We plan to disclose additional data related to blood pressure control as part of supporting our plans for our cardio renal program to be disclosed in 2024.

DM199 Safety Summary

Intravenously/subcutaneously administered DM199, in doses ranging from 0.025 µg/kg to 50.0 µg/kg, has been administered to over 250 subjects across 5 completed clinical studies and has been shown to be generally safe and well tolerated. The most frequently reported treatment-emergent adverse events in our Phase 2 ReMEDy1 AIS trial were constipation, oral candidiasis and nausea. These events were predominately mild to moderate in severity. Orthostatic hypotension was determined to be the dose limiting tolerability. There have been 3 reported drug-related serious adverse events (SAEs) in subjects receiving DM199 of transient hypotension; these events were rapidly reversible upon stopping infusion with no long term sequelae (further adverse events).

Potential DM199 Commercial Advantages

Several researchers have studied the structural and functional properties of KLK1. This deep body of knowledge has revealed the potential clinical benefits of KLK1 treatments. Today, forms of KLK1 derived from human urine and the pancreas of pigs are approved and sold in Japan, China and South Korea to treat AIS, CRD, retinopathy, hypertension and related diseases. We are not aware of any recombinant version of KLK1 with regulatory approval for human use in any country, nor any recombinant version in development other than our drug candidate DM199. We believe at least five companies have attempted, unsuccessfully, to create a recombinant version of KLK1.

The growing understanding of the role of KLK1 in human health and its use in Asia as an approved therapeutic highlight two important potential commercial advantages for DM199:

- **KLK1 treatment is sold in Japan, China and South Korea**. Research has shown that patients with low levels of KLK1 are associated with a variety of diseases related to vascular dysfunction, such as AIS, CRD, retinopathy and hypertension. In randomized, controlled clinical trials, human urine and porcine derived KLK1 has demonstrated statistically significant clinical benefits in treating a variety of patients with KLK1 compared to placebo. These efficacy results are further substantiated by established markets in Japan, China and South Korea for pharmaceutical sales of KLK1 derived from human urine and the pancreas of pigs. We estimate that millions of patients have been treated with these forms of KLK1 in Asia. Altogether, we believe this supports a strong market opportunity for a recombinant version of KLK1 such as DM199.

- **KLK1 treatment has had limited side effects and has been well tolerated in studies to date**. KLK1 is naturally produced by the human body; and, therefore, the body's own control mechanisms act to limit potential side effects. The side effect observed to limit participant tolerability in our clinical trials was orthostatic hypotension, or a sudden drop in blood pressure, which has been primarily seen at doses 10 to 20 times higher than our anticipated therapeutic dose levels. Most recently, clinically significant, transient hypotension (low blood pressure) occurring shortly after initiation of the intravenous (IV) dose of DM199 was experienced by three participants in our ReMEDy2 trial which were the cause of the Company pausing participant enrollment and the FDA placing a clinical hold on the IND for our ReMEDy2 trial. The blood pressure levels of the three participants recovered back to their baseline blood pressure within minutes after the IV infusion was stopped and the participants suffered no injuries. We believe that these events were caused by our switching away from the type of IV bag used in the prior ReMEDy1 trial, where no hypotensive episodes were reported, which resulted in an unintended, elevated dose of DM199 being delivered in the ReMEDy2 trial. We believe that by reducing the dose rate for the IV infusion to a level that matches the effective dose rate in the ReMEDy1 trial, we can manage and/or eliminate the clinically significant hypotensive events.

   Moreover, we understand that routine clinical use of KLK1 treatment in Asia has been well-tolerated by patients for several decades. In 2017, we completed a clinical trial comparing the pharmacokinetic profile of DM199 to the human urinary form of KLK1 (Kailikang), which showed DM199, when administered in intravenous form, had a similar pharmacokinetic profile. Further, when DM199 was administered subcutaneously, DM199 demonstrated a longer acting pharmacokinetic profile, superior to the intravenously administered Kailikang and DM199.

In addition, we believe that there are also significant formulation, manufacturing, regulatory and other advantages for recombinant human KLK1 drug candidate DM199:

- **Potency and Impurity Considerations**. KLK1 produced from human urine or the pancreas of pigs presents risks related to preventing impurities, endotoxins and chemical byproducts due to the inherent variability of the isolation and purification process. We believe that this creates the risk of inconsistencies in potency and impurities from one production run to the next. However, we expect to produce a consistent formulation of KLK1 that is free of endotoxins and other impurities.

- **Cost and Scalability**. Large quantities of human urine or pig pancreas must be obtained to derive a small amount of KLK1. This creates potential procurement, cost and logistical challenges to source the necessary raw material, particularly for human urine sourced KLK1. Once sourced, the raw material is processed using chemicals and costly capital equipment and produces a significant amount of byproduct waste. Our novel recombinant manufacturing process utilizes widely available raw materials and can be readily scaled for commercial production. Accordingly, we believe our manufacturing process will have significant cost and scalability advantages.

- **Regulatory**. We are not aware of any attempts by manufacturers of the urine or porcine based KLK1 products to pursue regulatory approvals in the United States. We believe that this is related to challenges presented by using inconsistent and potentially hazardous biomaterials, such as human urine and the pancreas of pigs, and their resulting ability to produce a consistent drug product. Our novel recombinant manufacturing process utilizes widely available raw materials which we believe provides a significant regulatory advantage, particularly in regions such as the United States, Europe and Canada, where safety standards are high. In addition, we believe that DM199 could qualify for 12 years of data exclusivity in the United States under the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which was enacted as part of the Patient Protection and Affordable Care Act (ACA) as amended by the Health Care and Education Reconciliation Act of 2010.

From a strategic perspective, we continue to believe that strategic alternatives with respect to our DM199 product candidate, including licenses and business collaborations, with other regional and global pharmaceutical and biotechnology companies can be important in advancing the clinical development of DM199. Therefore, as a matter of course and from time to time, we engage in discussions with third parties regarding these matters.

Regulatory Approval

Securing regulatory approval for the manufacture and sale of human therapeutic products in the United States, Europe, Canada and other commercial territories is a long and costly process that is controlled by each territory's national regulatory agency. The national regulatory agency in the United States is the FDA, in Europe it is the European Medicines Agency (EMA), and in Canada it is Health Canada. Other national regulatory agencies have similar regulatory approval requirements, but each national regulatory agency has its own approval processes. Approval in the United States, Europe or Canada does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, governmental review, and approval of a submission containing preclinical and clinical data establishing the safety and efficacy of the product for each use sought, as well as approval of manufacturing facilities, including adherence to good manufacturing practices (GMP) during production and storage, and control of marketing activities, including labeling and advertising.

None of our product candidates have been completely developed or tested; and, therefore, we are not yet in a position to seek regulatory approval in any territory to market any of our product candidates.

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our current or future product candidates, are subject to extensive regulation by governmental authorities in the United States and other countries. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process, or after approval may subject us to a variety of administrative or judicial sanctions, including refusal by the applicable regulatory authority to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

U.S. Approval Process

In the United States, the FDA is responsible for the drug approval process. The FDA's mission is to ensure that all medications on the market are safe and effective. The FDA's approval process examines and thoroughly reviews potential new drugs; only those that are in compliance with the Code of Regulations, 21 CFR 312 and 21 CFR 314 are approved.

The U.S. food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

A description of the different stages in the drug approval process in the United States follows.

Stage 1: Preclinical Research. After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal and/or bench studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted to the FDA as part of an IND. The FDA reviews the information in the IND and decides if the drug is safe to study in humans.

Stage 2: Clinical Research. The experimental drug is studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

- *Phase 1 Clinical Studies*. Phase 1 clinical studies are generally conducted with healthy volunteers who are not taking other medicines; patients with the illness that the drug is intended to treat are not tested at this stage. Ultimately, Phase 1 studies demonstrate how an experimental drug affects the body of a healthy individual. Phase 1 consists of a series of small studies consisting of tens of volunteers. Tests are done on each volunteer throughout the study to see how the person's body processes, responds to, and is affected by the drug. Low doses and high doses of the drug are usually studied, resulting in the determination of the safe dosage range in volunteers by the end of Phase 1. This information will determine whether the drug proceeds to Phase 2.
- *Phase 2 Clinical Studies*. Phase 2 clinical studies are conducted in order to determine how an experimental drug affects people who have the disease to be treated. Phase 2 usually consists of a limited number of studies that help determine the drug's short-term safety, side effects, and general effectiveness. The studies in Phase 2 often are controlled investigations involving comparison between the experimental drug and a placebo, or between the experimental drug and an existing drug. Information gathered in Phase 2 studies will determine whether the drug proceeds to Phase 3.
- *Phase 3 Clinical Studies*. Phase 3 clinical studies are expanded controlled and uncontrolled trials that are used to more fully investigate the safety and effectiveness of the drug. These trials differ from Phase 2 trials because a larger number of patients are studied (sometimes in the thousands) and because the studies are usually double blinded, placebo controlled and of longer duration. As well, Phase 3 studies can include patients who have more than one illness and are taking medications in addition to the experimental drug used in the study. Therefore, the patients in Phase 3 studies more closely reflect the general population. The information from Phase 3 forms the basis for most of the drug's initial labeling, which will guide physicians on how to use the drug.
- *Phase 4 Clinical Studies*. Phase 4 clinical studies are conducted after a drug is approved. Phase 4 studies may be required by the FDA or conducted by companies to more fully understand how their drug compares to other drugs. FDA-required Phase 4 studies often investigate the drug in specific types of patients that may not have been included in the Phase 3 studies and can involve very large numbers of patients to further assess the drug's safety.

Stage 3: FDA Review for Approval. Following the completion of Phase 3 clinical studies, the pharmaceutical company prepares an electronic common technical document reporting all clinical nonclinical and chemistry, manufacturing and control studies conducted on the drug that is transmitted to the FDA as a Biologics License Application (BLA). The FDA reviews the information in the BLA to determine if the drug is safe and effective for its intended use. An advisory panel meeting is scheduled for a new drug allowing the FDA to gain feedback from experts. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing. After the FDA has approved the experimental drug, the pharmaceutical company can make it available to physicians and their patients. A company also may continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug once again is subject to the entire FDA approval process before it can be marketed for that purpose.

Any FDA approved pharmaceutical products are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA guidance documents, and promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, promoting pharmaceutical products for uses or in patient populations that are not described in the pharmaceutical product's approved labeling (known as "off-label use"), industry-sponsored scientific and educational activities and promotional activities involving the internet or social media. Failure to comply with FDA requirements is likely to have negative consequences, including adverse publicity, warning or enforcement letters from the FDA or the Federal Trade Commission (FTC), mandated corrective advertising or communications with doctors, product seizures or recalls and state or federal civil or criminal prosecution, injunctions and penalties.

The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

DM199 may qualify for 12 years of data exclusivity under the BPCIA, which was enacted as part of the ACA, as amended by the Health Care and Education Reconciliation Act of 2010. Under the BPCIA, an application for a biosimilar product (BLA) cannot be submitted to the FDA until four years, or if approved by the FDA, until 12 years, after the original brand product identified as the reference product is approved under a BLA. The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing brand product. The new law is complex and is only beginning to be interpreted and implemented by the FDA.

European Approval Process

The EMA is roughly parallel to the FDA in terms of the drug approval process and the strict requirements for approval. The EMA was set up in 1995 in an attempt to harmonize, but not replace, the work of existing national medicine regulatory bodies in individual European countries. As with the FDA, the EMA drug review and approval process follows similar stages from preclinical testing through clinical testing in Phase 1, 2, and 3. There are some differences between the FDA and EMA review process, specifically the review process in individual European countries. Such differences may allow certain drug products to be tested in patients at an earlier stage of development.

Other Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services and other divisions of the U.S. government, including, the Department of Health and Human Services, the Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, if a drug product is reimbursed by Medicare, Medicaid, or other federal or state healthcare programs, a company, including its sales, marketing and scientific/educational grant programs, must comply with the federal Food, Drug & Cosmetic Act (FDCA) as it relates to advertising and promotion of drugs, the federal False Claims Act, as amended, the federal Anti-Kickback Statute, as amended, the Physician Payments Sunshine Act, the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), and similar state laws. If a drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 (OBRA), and the Medicare Prescription Drug Improvement and Modernization Act of 2003. Among other things, OBRA requires drug manufacturers to pay rebates on prescription drugs to state Medicaid programs and empowers states to negotiate rebates on pharmaceutical prices, which may result in prices for our future products being lower than the prices we might otherwise obtain. Additionally, the ACA substantially changes the way healthcare is financed by both governmental and private insurers. There may continue to be additional proposals relating to the reform of the U.S. healthcare system, in the future, some of which could further limit coverage and reimbursement of drug products. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements may apply.

Pharmaceutical Coverage, Pricing and Reimbursement

In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and adequate reimbursement from third-party payers, including government health administrative authorities, managed care providers, private health insurers and other organizations. In the United States, private health insurers and other third-party payers often provide reimbursement for products and services based on the level at which the government (through the Medicare and/or Medicaid programs) provides reimbursement for such treatments. Third-party payers are increasingly examining the medical necessity and cost-effectiveness of medical products and services in addition to their safety and efficacy; and, accordingly, significant uncertainty exists regarding the coverage and reimbursement status of newly approved therapeutics. In particular, in the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general. As a result, coverage and adequate third party reimbursement may not be available for our products to enable us to realize an appropriate return on our investment in research and product development.

The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payers' drug formularies or lists of medications for which third-party payers provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payers may refuse to include a particular branded drug in their formularies or may otherwise restrict patient access to a branded drug when a less costly generic equivalent or another alternative is available. In addition, because each third-party payer individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We would be required to provide scientific and clinical support for the use of any product candidate to each third-party payer separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies to demonstrate the cost-effectiveness of our product candidates. This process could delay the market acceptance of any of our product candidates for which we may receive approval and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective. If we are unable to obtain coverage and adequate payment levels for our product candidates from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition, and future success.

Research and Development

We have devoted substantially all of our efforts to research and development (R&D), which therefore comprises the largest component of our operating costs. Our primary focus over the past approximately 12 years has been our lead product candidate, DM199, which is currently in clinical development for the treatment of AIS.

We expect our R&D expenses will continue to increase in the future as we continue the development and clinical study of our initial product candidate, DM199, in AIS and seek to pursue other indications or expand our product candidate portfolio. The process of conducting the necessary development and clinical research to obtain regulatory approval is costly and time-consuming and we consider the active management and development of our clinical pipeline to be integral to our long-term success. The actual probability of success for each product candidate, clinical indication and preclinical program may be affected by a variety of factors including, among other things, the safety and efficacy data for each product candidate, amounts invested in their respective programs, competition and competitive developments, manufacturing capability and commercial viability.

R&D expenses include:

- expenses incurred with third party service providers such as contract research organizations and other study support services;
- expenses incurred under agreements with clinical trial sites that conduct research activities on our behalf;
- laboratory and vendor expenses related to the execution of clinical trials and non-clinical studies;
- the cost of acquiring, developing, manufacturing, and distributing clinical trial materials;
- employee and consultant-related expenses, which include salaries, benefits, consulting fees, travel and share-based compensation; and
- facilities and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance, and other supply costs.

R&D costs are expensed as incurred. Costs for certain development activities such as clinical trials are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We expect that it will be at least three to four years, if ever, before we have any product candidates ready for commercialization.

Manufacturing

We do not own or operate manufacturing facilities for the production of DM199 nor do we have plans to develop our own manufacturing operations in the foreseeable future. We rely on Catalent Pharma Solutions, LLC (Catalent), a contract development and manufacturing organization (CDMO) with proven GMP experience in the manufacturing of recombinant proteins for clinical trials, for procuring all of our required raw materials and producing active pharmaceutical ingredient for our clinical trials. We have licensed certain gene expression technology and we contract with Catalent for the manufacture of DM199 drug substance. We currently employ internal resources and third-party consultants to manage our manufacturing relationship with Catalent.

Sales and Marketing

We have not yet defined our sales, marketing or product distribution strategy for our initial product candidate, DM199, or any future product candidates. We currently expect to partner with a large pharmaceutical company for sales execution. However, our future commercial strategy may include the use of distributors, a contract sales force or the establishment of our own commercial and specialty sales force, as well as similar strategies for regions and territories outside the United States.

Intellectual Property

We view patents and other means of intellectual property protection, including trade secrets, as an important component of our core business. We focus on translating our innovations into intellectual property protecting our proprietary technology from infringement by competitors. To that end, patents are reviewed frequently and continue to be sought in relation to those components or concepts of our preclinical and clinical products to provide protection. Our strategy, where possible, is to file patent applications to protect our product candidates, as well as methods of manufacturing, administering and using a product candidate. Prior art searches of both patent and scientific databases are performed to evaluate novelty, inventiveness and freedom-to-operate. We require all employees, consultants and parties to a collaborative research agreement to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration with us. These agreements require that all confidential information developed or made known during the course of the engagement with us is to be kept confidential. We also maintain agreements with our scientific staff and all parties contracted in a scientific capacity affirming that all inventions resulting from work performed for us, using our property or relating to our business and conceived or completed during the period covered by the agreement are the exclusive property of DiaMedica.

Our DM199 patent portfolio includes four granted U.S. patents, a granted European patent, a granted Canadian patent, and pending applications in Australia, Canada, China, Europe, India, Japan, South Korea, Hong Kong and the United States. Granted or pending claims offer various forms of protection for DM199 including claims to compositions of matter, pharmaceutical compositions, specific formulations and dosing levels and methods for treating a variety of diseases, including stroke, chronic kidney disease and related disorders. These U.S. patents and applications, and their foreign equivalents, are described in more detail below.

Issued patents held by us cover the DM199 composition of matter based on an optimized combination of closely-related isoforms that differ in the extent of glycosylation (process by which sugars are chemically attached to proteins). Issued claims in this patent family cover the most pharmacologically active variants of DM199 and methods of using the same for treating ischemic conditions and these patents are due to expire in 2033. A second patent family includes an issued U.S. patent with claims directed to methods of treating subjects by administering a SC formulation of DM199 or related recombinant kallikrein-1 (KLK1) polypeptides and is predicted to expire in 2033. The pending applications are directed to a range of dose levels and dosing regimens of DM199 that are potentially useful for treating a wide range of diseases including, e.g. pulmonary arterial hypertension, cardiac ischemia, chronic kidney disease, diabetes, stroke and vascular dementia which, if granted, are predicted to expire in 2038.

As previously discussed, we do not own or operate manufacturing facilities for the production of clinical or commercial quantities of DM199. We are contracting with Catalent for the manufacture of DM199. We have licensed certain gene expression technology and we contract with Catalent for the manufacture of DM199. Under the terms of this license, certain milestone and royalty payments may become due and are dependent upon, among other factors, performing clinical trials, obtaining regulatory approvals and ultimately the successful commercialization of a new drug, the outcome and timing of which is uncertain. The royalty term is indefinite but the license agreement may be canceled by us on 90 days' prior written notice. The license may not be terminated by Catalent unless we fail to make required milestone and royalty payments.

Methods and reagents required for commercial scale manufacture of DM199 are subject to a series of patents issued to Catalent. We license these patents from Catalent, and such license is exclusive as it relates to the production of DM199 or any human KLK1 protein.

We believe that our proprietary technology along with trade secrets and specialized knowledge of the manufacturing process will provide substantial protection from third-party competitors. We also believe that DM199 cannot be easily reverse engineered for the production of a copycat version.

We believe that the most relevant granted patents and applications with composition of matter or method of use claims covering DM199 are listed below, along with their projected expiration dates exclusive of any patent term extension:

Patent/Application Number	Title	Geography	Predicted Expiration
DM199 Patent Family			
Issued patents			
US 9,364,521	Human Tissue Kallikrein 1 Glycosylation Isoforms	US	2033
US 9,839,678	Human Tissue Kallikrein 1 Glycosylation Isoforms	US	2033
CA 2880085	Human Tissue Kallikrein 1 Glycosylation Isoforms	CA	2033
EP 2 854 841	Human Tissue Kallikrein 1 Glycosylation Isoforms	Europe	2033
US 9,616,015	Formulations for Human Tissue Kallikrein-1 for Parenteral Delivery and Related Methods	US	2033
US 11,857,608	Dosage Forms of Tissue Kallikrein 1 Application	US	2038
Pending applications			
AU 2018230478	Dosage Forms of Tissue Kallikrein 1	Australia	2038
CA 3054962	Dosage Forms of Tissue Kallikrein 1	Canada	2038
CN 201880016380.4	Dosage Forms of Tissue Kallikrein 1	China	2038
EP 18763243.5	Dosage Forms of Tissue Kallikrein 1	Europe	2038
IN 201917037712	Dosage Forms of Tissue Kallikrein 1	India	2038
JP 2019-548655	Dosage Forms of Tissue Kallikrein 1	Japan	2038
KR 10-2019-7026369	Dosage Forms of Tissue Kallikrein 1	South Korea	2038
HK 62020009783.5	Dosage Forms of Tissue Kallikrein 1	Hong Kong	2038
HK 62020007146.7	Dosage Forms of Tissue Kallikrein 1	Hong Kong	2038
US 18/501,804	Dosage Forms of Tissue Kallikrein 1	US	2038
US 18/295,991	Tissue Kallikrein 1 for Treating Chronic Kidney Disease	US	
PCT/US23/65385	Tissue Kallikrein 1 for Treating Chronic Kidney Disease	PCT	
DM300 Patent Family			
Issued patents			
11,725,043	Ulinastatin Polypeptides	US	2041
Pending applications			
PCT/US2021/021148	Ulinastatin Polypeptides	BR,CA,CN,EP,HK,IN,JP, TW,US	2041
PCT/US2022/014095	Ulinastatin Polypeptides for Treating Diseases	CA,CN,EP,JP,US	2042

The base term of a U.S. patent is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority. The term of a U.S. patent can be lengthened by patent term adjustment, which compensates the owner of the patent for administrative delays at the U.S. Patent and Trademark Office. In some cases, the term of a U.S. patent is shortened by terminal disclaimer that reduces its term to that of an earlier-expiring patent.

The term of a U.S. patent may also be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, to account for at least some of the time the drug is under development and regulatory review after the patent is granted. With regard to a drug for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of an FDA-approved drug, an FDA-approved method of treatment using the drug, and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug. Some foreign jurisdictions, including Europe and Japan, also have patent term extension provisions, which allow for extension of the term of a patent that covers a drug approved by the applicable foreign regulatory agency. In the future, if and when our pharmaceutical products receive FDA approval, we expect to apply for patent term extension on patents covering those products, their methods of use, and/or methods of manufacture.

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Companies typically rely on trade secrets to protect aspects of their business that are not amenable to, or that they do not consider appropriate for, patent protection. We protect trade secrets, if any, and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements provide that all confidential information developed or made known during the course of an individual or entity's relationship with us must be kept confidential during and after the relationship. These agreements also generally provide that all relevant inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Employees

As of December 31, 2023, we had 19 employees, 18 of whom were full-time and one part-time. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements. We believe our employee relations are good.

Information About Our Executive Officers

The following table sets forth information as of March 15, 2024 regarding each of our current executive officers:

Name	Age	Positions
Rick Pauls	52	President and Chief Executive Officer, Director
Lorianne Masuoka, M.D.	62	Chief Medical Officer
Scott Kellen	58	Chief Financial Officer and Secretary
Dominic Cundari	73	Chief Commercial Officer
David Wambeke	40	Chief Business Officer
Julie VanOrsdel Daves, MSHS, CCRP	50	Senior Vice President, Clinical Development Operations

The present principal occupations and recent employment history of each of our executive officers are set forth below.

Rick Pauls was appointed our President and Chief Executive Officer in January 2010. Mr. Pauls has served as a member of our Board of Directors since April 2005 and the Chairman of the Board from April 2008 to July 2014. Prior to joining DiaMedica, Mr. Pauls was the Co-Founder and Managing Director of CentreStone Ventures Inc., a life sciences venture capital fund, from February 2002 until January 2010. Mr. Pauls was an analyst for Centara Corporation, another early stage venture capital fund, from January 2000 until January 2002. From June 1997 until November 1999, Mr. Pauls worked for General Motors Acceptance Corporation specializing in asset-backed securitization and structured finance. Mr. Pauls previously served as an independent member of the board of directors of LED Medical Diagnostics, Inc. Mr. Pauls received his Bachelor of Arts in Economics from the University of Manitoba and his M.B.A. in Finance from the University of North Dakota.

Lorianne Masuoka, M.D. joined DiaMedica as our Chief Medical Officer in January 2024. Prior to joining DiaMedica, Dr. Masuoka served as the Chief Medical Officer of Epygenix Therapeutics, a clinical-stage pharmaceutical company focused on the development of new drugs for the treatment of intractable, rare genetic epilepsies from May 2022 through December 2023. Prior to Epygenix, Dr. Masuoka served as an independent clinical development consultant for several biopharmaceutical companies and as the Chief Medical officer of Marinus Pharmaceuticals From April 2017 through November 2019. Dr. Masuoka served as the Chief Medical Officer or acting Chief Medical Officer at Invivo Therapeutics, from March 2015 through July 2017, Cubist Pharmaceuticals (now Merck) from July 2013 through January 2015 and Nektar Therapeutics from June 2009 through August 2011. Previously, she held various roles of increasing responsibility at FivePrime Therapeutics (now Amgen) and Chiron (now Novartis). In addition to her executive roles, Dr. Masuoka most recently served as a Board member at Pfenex Inc. (now Ligand) and served as a Board member at Opiant Pharmaceuticals (now Indivior). Dr. Masuoka received her medical degree from the University of California, Davis, where she also completed her residency in neurology. She completed her epilepsy fellowship at Yale University and is board certified by the American Boards of Psychiatry and Neurology.

Scott Kellen joined DiaMedica as our Vice President of Finance in January 2018 and was appointed our Chief Financial Officer and Secretary in April 2018. Prior to joining DiaMedica, Mr. Kellen served as Vice President and Chief Financial Officer of Panbela Therapeutics, Inc., formerly known as Sun BioPharma, Inc., a publicly traded clinical stage drug development company, from October 2015 until April 2018. From February 2010 to September 2015, Mr. Kellen served as Chief Financial Officer and Secretary of Kips Bay Medical, Inc., a publicly traded medical device company, and became Chief Operating Officer of Kips Bay in March 2012. From November 2007 to May 2009, Mr. Kellen served as Finance Director of Transoma Medical, Inc. From 2005 to October 2007, Mr. Kellen served as Corporate Controller of ev3 Inc. From March 2003 to April 2005, Mr. Kellen served as Senior Manager, Audit and Advisory Services of Deloitte & Touche, LLP. Altogether, Mr. Kellen has spent more than 25 years in the life sciences industry, focusing on publicly traded early stage and growth companies. Mr. Kellen has a Bachelor of Science degree in Business Administration from the University of South Dakota and is a Certified Public Accountant (inactive).

Dominic Cundari joined DiaMedica as our Chief Commercial Officer in February 2022. Mr. Cundari has over 30 years of pharmaceutical experience in various commercial roles in high growth markets. Prior to joining DiaMedica, Mr. Cundari served as an independent commercial strategy and development consultant for Genentech, a global biotechnology company, since February 2009. From January 1988 to January 2009, Mr. Cundari held a variety of sales and marketing management positions across multiple medical specialties at Genentech. As Senior Director for the Vascular Franchise, Mr. Cundari was responsible for shaping commercial strategies, leading product launches in cardiology, pulmonary and neurology specialties and establishing strategic partnerships with telemedicine companies. Mr. Cundari holds both a Master of Science and Bachelor of Arts in Psychology from Villanova University.

David Wambeke joined DiaMedica as our Chief Business Officer in April 2023. Prior to joining DiaMedica, Mr. Wambeke served as Partner and Managing Director of Investment Banking at Craig-Hallum Capital Group, LLC, a growth focused investment bank. Mr. Wambeke joined Craig-Hallum in May 2007 and was involved in more than one hundred financing and M&A transactions with a focus on the life sciences and biotech industries. Prior to joining Craig-Hallum, Mr. Wambeke was enlisted in the U.S. Army and served as an artilleryman and military police officer. During a deployment in Baghdad, Iraq, in support of Operation Iraqi Freedom, Mr. Wambeke was wounded in combat and awarded the Purple Heart. Mr. Wambeke received a B.S. from the University of Minnesota.

Julie VanOrsdel Daves, MSHS, CCRP joined DiaMedica as our Senior Vice President, Clinical Development Operations in September 2022. Prior to joining DiaMedica, Ms. Daves served as the Vice President and Global Head of Clinical Operations of Sanifit Therapeutics, S.A., a clinical-stage biopharmaceutical company focused on treatments for progressive vascular calcification disorders, from September 2021 through August 2022. Ms. Daves also served as President and Principal Consultant at JVD Pharma Consulting, LLC, a consulting services company specializing in clinical operations and outsourcing, from February 2018 to August 2022. Ms. Daves served as Vice President of Outsourcing and Vendor Management for Edgewise Therapeutics, Inc., a Nasdaq-listed clinical-stage biopharmaceutical company, from May 2021 to August 2021 and served as Edgewise's Executive Director and Head of Clinical Operations from April 2020 to May 2021. Prior to Edgewise, from February 2018 to April 2020, Ms. Daves served as Senior Director, Clinical Operations & Head of Outsourcing for miRagen Therapeutics, Inc., a development-stage biotechnology company. From February 2016 to February 2018, Ms. Daves served as Global Head and Senior Director of Clinical Vendor Management of Chiltern International Inc., a contract research organization, and from November 2015 to February 2016, she worked as the Director of Clinical Operations. Prior to her time at Chiltern, Ms. Daves worked for Array Biopharma, Inc. as the Director of Clinical Operations & Development Outsourcing from October 2014 to November 2015, as Associate Director of Clinical Outsourcing and Operations from October 2011 to October 2014, and as Clinical Principal Research Manager from January 2011 to October 2011. Ms. Daves worked as a Senior Manager of Clinical Development for BioCryst Pharmaceuticals, Inc. from April 2007 to January 2011, a Study Manager and Senior Clinical Research Associate for Cellgate Pharmaceuticals, Inc., from July 2006 to April 2007, and as a Clinical Project Manager for Inveresk/Charles River Clinical/Kendle from December 2002 to February 2005. Ms. Daves is a certified clinical research professional and received her MSHS in Clinical Research Administration from The George Washington University School of Medicine and Health Sciences and BS in Zoology from North Carolina State University.

Available Information

We are a corporation governed under British Columbia's Business Corporations Act (BCBCA). Our company was initially incorporated pursuant to The Corporations Act (Manitoba) by articles of incorporation dated January 21, 2000. Our articles were subsequently amended several times, including on April 11, 2016 to continue the Company from The Corporations Act (Manitoba) to the Canada Business Corporations Act (CBCA) and on May 31, 2019, to continue our existence from a corporation incorporated under the CBCA into British Columbia under the BCBCA.

Our registered office is located at 301-1665 Ellis Street, Kelowna, British Columbia, Canada V1Y 2B3 and our principal executive office is located at our wholly owned subsidiary, DiaMedica USA Inc., located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota, USA 55305. Our telephone number is 763-496-5454. Our internet website address is http://www.diamedica.com. Information contained on our website does not constitute part of this report.

We make available, free of charge and through our Internet web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to any such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). Reports filed with the SEC may be viewed at www.sec.gov.

Item 1A.   Risk Factors

Below are the material factors known to us that could materially adversely affect our business, operating results, financial condition, prospects or share price. The summary of risk factors is not complete and should be read in conjunction with the more complete and detailed descriptions of risk factors that follow. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, operating results, financial condition, prospects or share price.

Risk Factors Summary

Risks Related to Our ReMEDy2 Trial, Future Clinical Trials and DM199 Product Candidate
- We have had and may continue to have difficulty engaging clinical trial sites for, or enrolling patients in, the trial or we may experience other clinical testing delays or setbacks, which would delay our ability to obtain regulatory approval for DM199 to treat AIS and commercialize it, or partner with a third party to obtain regulatory approval for or commercialization of DM199 to treat AIS, which would substantially harm our business and prospects.
- The COVID-19 pandemic adversely impacted hospital and medical facilities, causing, among other things, staffing shortages, which have previously delayed site activations and patient enrollments in our ReMEDy2 trial and could continue to adversely affect the trial.
- The adaptive design of our ReMEDy2 trial could result in the trial being required to enroll more patients than anticipated, increasing the time and costs to complete the trial, which may require additional funding that may not be available to us on acceptable terms or at all.
- If our ReMEDy2 trial fails to adequately demonstrate the safety and efficacy of DM199 to treat AIS, we will not be able to obtain the regulatory approvals required to market and commercialize DM199 to treat AIS, which would substantially harm our business and prospects.
- We may be required to suspend, repeat or terminate our ReMEDy2 trial or future clinical trials if they are deemed not conducted in accordance with regulatory requirements, the results are negative or inconclusive, or the trial is not well designed.

Risks Related to Our Financial Position and Need for Additional Capital
- Since we have no revenue from product sales and do not expect any revenue from product sales for at least three or four years, we will likely need additional funding to continue our clinical development activities and other operations, which may not be available to us on acceptable terms, or at all.
- We have incurred substantial losses since our inception and expect to continue to incur substantial losses for at least three or four years and may never become profitable, or if achieved, be able to sustain profitability.
- Adverse developments with respect to the stability of financial institutions we do business with, or unstable banking, credit and/or capital market conditions generally, or the perception thereof, could adversely affect our ability to access our cash on deposit with financial institutions, obtain additional financing, or meet our liquidity requirements.

Risks Related to Governmental and Regulatory Compliance and Approvals
- The regulatory approval process is expensive, time-consuming and uncertain and may prevent us or any future partner or collaborator from obtaining approvals for the commercialization of DM199 or any future product candidate.
- Any product candidate for which we or any future partner or collaborator obtains marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with the product candidate.

Risks Related to Our Reliance on Third Parties

- We rely on third parties to support the planning, execution and/or monitoring of our preclinical and clinical trials, and their failure to perform as required could cause delays in completing our product development and substantially harm to our business.
- We rely on contract manufacturers over whom we have limited control.
- Future development collaborations are expected to be important to us.

Risks Related to Intellectual Property

- We could lose important intellectual property rights that we currently license from a third party if we fail to comply with our obligations under the license agreements under which we license intellectual property rights from this third party or otherwise experience disruptions to our business relationships with our licensor.
- We may be unable to adequately protect our technology and enforce our intellectual property rights.
- We or a future partner may require additional third-party licenses to effectively develop, manufacture and commercialize DM199, or any future product candidate, and such licenses might not be available on commercially acceptable terms, or at all.
- Changes in patent law and its interpretation could diminish the value of our patents.
- Intellectual property litigation may be expensive, time consuming and may cause delays in the development, manufacturing and commercialization of DM199 or any future product candidate.

Risks Related to Human Capital Management

- We rely heavily on the capabilities and experience of our key executives, clinical personnel and advisors and the loss of any of them could affect our ability to develop DM199 or any future product candidate.
- We will likely need to expand our operations and increase the size of our Company and we may experience difficulties in managing our growth.

Risks Related to the Future Commercialization of DM199 or Any Future Product Candidate

- The successful commercialization of DM199 or any future product candidate, if approved, will depend on achieving market acceptance and we may not be able to gain sufficient acceptance to generate significant revenue.
- If we fail to obtain coverage and adequate reimbursement for DM199 or any future product candidate, its revenue-generating ability will be diminished and there is no assurance that the anticipated market for the product will develop or be sustained.
- We or any future partner will likely face competition from other biotechnology and pharmaceutical companies, many of which have substantially greater resources than us.
- Our DM199 product candidate may face competition sooner than expected.

Risks Related to Our Common Shares

- Our common share price has been volatile and may continue to be volatile.
- We do not have a history of a very active trading market for our common shares.
- We may issue additional common shares resulting in share ownership dilution.
- If there are substantial sales of our common shares or the perception that such sales may occur, the market price of our common shares could decline.

Risks Related to Our Jurisdiction of Organization

- We are governed by the corporate laws of British Columbia, which in some cases have a different effect on shareholders than the corporate laws in effect in the United States.
- We were classified as a "passive foreign investment company" for 2022 and 2023 and may continue to be in future taxable years, which may have adverse U.S. federal income tax consequences for U.S. shareholders and adversely affect the level of interest in our common shares by U.S. investors.

Risks Related to Our ReMEDy2 Trial, Future Clinical Trials and DM199 Product Candidate

We have had and may continue to have difficulty engaging clinical trial sites for, or enrolling patients in, our ReMEDy2 trial or we may experience other clinical testing delays or setbacks, which would delay our ability to obtain regulatory approval for DM199 to treat AIS and commercialize it, or partner with a third party to obtain regulatory approval for or commercialization of DM199 to treat AIS, which would substantially harm our business and prospects.

We have had and may continue to have difficulty engaging clinical trial sites for, and enrolling patients in, the ReMEDy2 trial, which could delay the completion of the trial. Concerns regarding the prior clinically significant hypotension events and circumstances surrounding the clinical hold which was lifted in June 2023 may add to these difficulties. In addition, it is possible that we may experience other clinical testing delays or setbacks, which would further delay the completion of the ReMEDy2 trial. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could not only extend the time period for obtaining regulatory approval of DM199 to treat AIS, but also shorten any periods during which we or a future partner may have the exclusive right to commercialize DM199 to treat AIS or allow our competitors to bring competitive products to market before us, which would impair the ability to successfully commercialize DM199 and may harm our financial condition, results of operations and prospects. The ReMEDy2 trial may be delayed for a number of reasons, including among others:

- concerns regarding the prior clinically significant hypotension events and circumstances surrounding the clinical hold which was lifted in June 2023;
- patients choosing to participate in competing clinical trials or not at all;
- scheduling conflicts with participating clinicians and clinical sites;
- complexities in setting up and coordinating with sites that are located outside the United States and additional risks involved in a trial that is being conducted, in part, outside the United States;
- suspension or termination of the ReMEDy2 trial by regulators for any reason, including concerns about patient safety or failure of our contract manufacturers to comply with current Good Manufacturing Practices (cGMP) requirements;
- any changes to our manufacturing process that may be necessary or desired which affect our ability to produce adequate or timely clinical drug supply;
- delays or failure to obtain clinical drug supply of DM199 from contract manufacturers necessary to conduct clinical trials;
- our DM199 product candidate demonstrating a lack of safety or efficacy at the planned interim analysis of the ReMEDy2 trial;
- patients failing to enroll or complete the ReMEDy2 trial at the rates and within the timelines we expect due to dissatisfaction with the treatment, side effects or other reasons;
- clinical investigators not performing the ReMEDy2 trial on their anticipated schedule, dropping out of a trial or employing methods not consistent with the clinical trial protocol and regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
- inspections of our clinical trial sites by regulatory authorities, Institutional Review Boards (IRBs) or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of another clinical hold on the IND for our ReMEDy2 trial; or
- public health crises, epidemics or pandemics, such as COVID-19, which may adversely impact our ability to engage and activate clinical trial sites, recruit or enroll subjects for our ReMEDy2 trial or any future trial and obtain the requisite staffing for our ReMEDy2 trial or any future trial.

Our product development costs may also increase if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend trial protocols or alter our manufacturing processes to reflect these changes. Amendments typically require us to resubmit our trial protocols to regulatory authorities and IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of our ReMEDy2 trial. Delays or increased product development costs or any of these events would likely have a material adverse effect on our business, financial condition, and prospects.

The COVID-19 pandemic adversely impacted hospital and medical facilities, causing, among other things, staffing shortages, which have previously delayed site activations and patient enrollments in our ReMEDy2 trial and could continue to adversely affect the trial.

COVID-19 has had, and may continue to have, a severe effect on the clinical trials of many drug candidates, including our ReMEDy2 trial. Prior to the clinical hold of our ReMEDy2 trial, we experienced challenges with engaging and activating clinical trial sites. We believe this was due primarily to clinical staff shortages resulting from layoffs and employee burnout, the reallocation of clinical nurses to COVID-19 care, particularly during surges in COVID-19 cases, a loss of

study coordinators resulting from budget constraints and COVID-19 vaccination requirements. Hospital study sites have been especially impacted by these factors. Additionally, prior to the clinical hold of our ReMEDy2 trial, we experienced slower than expected enrollments in the trial due to these factors and patient concerns related to visiting clinical trial sites or being visited by clinical study nurses. In an effort to mitigate the impact of these factors, we have worked with our contract research organization to develop alternative procedures to support study sites and potential participants as needed. We intend to continue to monitor the results of these efforts or implement additional actions to mitigate the impact of these factors on our ReMEDy2 trial. It is also possible that these efforts may draw our employees away from their core responsibilities and create additional expenses, which may adversely affect our business and results of operations. Note however that these efforts may not be effective if patients are unwilling to enroll in our ReMEDy2 trial. We anticipate that COVID-19, and variants of COVID-19, will likely continue to adversely affect our ability to initiate new clinical trial sites and recruit or enroll subjects, and we cannot provide any assurance that we will be able to resolve these issues. Although the severity of the COVID-19 virus has decreased significantly during the past two years, the extent to which COVID-19 may impact our ReMEDy2 trial will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the emergence of new variants, the duration and severity of each variant, and the effectiveness of actions to contain, treat and prevent COVID-19, including the availability, effectiveness and acceptance of vaccines and vaccine booster shots. The resurgence of COVID-19 caused by any new variants in the future or another pandemic could cause us to experience continued and/or additional disruptions that could severely impact our ReMEDy2 trial, as well as our business.

The adaptive design of our ReMEDy2 trial could result in the trial being required to enroll more patients than anticipated, increasing the time and costs to complete the trial, which may require additional funding that may not be available to us on favorable terms or at all.

Our ReMEDy2 trial is currently targeted to enroll approximately 350 patients at up to 100 sites globally. However, with the trial's adaptive design, it is possible that the number of patients required to complete the trial may increase significantly. If we are required to enroll more patients than currently anticipated, it will increase the time and costs to complete the trial, which may result in a need for additional funding that may not be available to us on acceptable terms, or at all.

If our ReMEDy2 trial fails to adequately demonstrate the safety and efficacy of DM199 to treat AIS, we will not be able to obtain the regulatory approvals required to market and commercialize the product, which would substantially harm our business and prospects.

Before obtaining marketing approval from regulatory authorities for the sale of DM199 to treat AIS, we must demonstrate the safety and efficacy of DM199 to treat AIS to a level acceptable to the FDA or similar regulatory bodies other jurisdictions. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical trials and early clinical trials may not predict the success of later clinical trials, and the interim results of ReMEDy2 may not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, including the emergence of undesirable side effects, notwithstanding promising results in earlier trials. We do not know whether our ReMEDy2 trial by itself will demonstrate adequate efficacy and safety to support regulatory approvals to market DM199 to treat AIS in the United States, or in any jurisdiction, or that a second confirmatory trial will be required. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. In addition, the patient populations in our current clinical trial for DM199, and anticipated future clinical trials for DM199, often have co-morbidities that may cause severe illness or death, which may be attributed to DM199 in a manner that negatively affects the safety profile of our DM199 product candidate. If the results of our ReMEDy2 trial are inconclusive with respect to efficacy, if we do not meet our clinical endpoints with statistical significance or if there are unanticipated safety concerns or adverse events that emerge during the ReMEDy2 trial or other clinical trials, such as the events that caused the FDA to place the prior clinical hold on the IND for our ReMEDy2 trial, we may be prevented from or delayed in obtaining marketing approval, and even if we obtain marketing approval, any sales of DM199 for the treatment of AIS may be limited.

We may be required to suspend, repeat or terminate our ReMEDy2 trial or other clinical trials if they are deemed not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trial is not well designed.

Clinical trials must be conducted in accordance with the FDA's current Good Clinical Practice (cGCP) requirements, or analogous requirements of applicable foreign regulatory authorities, and designed to provide statistically significant evidence predictive of patient benefit. Clinical trials are subject to oversight by the FDA, other foreign governmental agencies and IRBs or ethics committees at the trial sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced in accordance with applicable cGMP. Clinical trials may be

suspended by us or by the FDA, other foreign regulatory authorities or by an IRB or ethics committee with respect to a particular clinical trial site, for various reasons, including:

- deficiencies in the conduct of the clinical trials, including failure to conduct the clinical trial in accordance with regulatory requirements or trial protocols;
- deficiencies in the clinical trial operations or trial sites;
- unforeseen adverse side effects or the emergence of undue risks to trial subjects;
- deficiencies in the trial design necessary to demonstrate efficacy;
- the product candidate may not appear to offer benefits over current therapies; or
- the quality or stability of the product candidate may fall below acceptable standards.

The design and implementation of clinical trials is a complex process. As a Company, we have limited experience designing and implementing clinical trials. We may not successfully or cost-effectively design and implement clinical trials that achieve our desired clinical endpoints. A clinical trial that is not well designed or that yields unforeseen adverse side effects or undue risks to trial subjects may delay or even prevent initiation of the trial, can lead to increased difficulty in site activations and enrolling patients, may make it more difficult to obtain regulatory approval for the product candidate on the basis of the trial results or, even if a product candidate is approved, could make it more difficult to commercialize the product successfully or obtain reimbursement from third party payers. Additionally, a trial that is not well designed or that yields unforeseen adverse side effects or undue risks to trial subjects could be delayed and more expensive than it otherwise would have been, or we may incorrectly estimate the costs to complete the clinical trial, which could lead to a shortfall in funding. We can provide no assurance that our ReMEDy2 trial or any other clinical trial conducted by us has been or will be designed and implemented successfully or achieve its desired clinical endpoints.

Our prospects depend on the clinical and commercial success of our DM199 product candidate which is in the clinical stage of development.

We are highly dependent on the success of DM199 and we may not be able to successfully obtain regulatory or marketing approval for, or successfully commercialize, this product candidate. To date, we have expended significant time, resources and effort on the development of DM199, including conducting preclinical and clinical trials, for the treatment of AIS and CRD. DM199 requires significant additional clinical testing and investment prior to seeking marketing approval. A commitment of substantial resources by ourselves and any potential partner or collaborator to continue to conduct the clinical trials for DM199 will be required to obtain required regulatory approvals and successfully commercialize this product candidate. Although we intend to study the use of DM199 to treat multiple diseases, we have no other product candidates in our current clinical development pipeline, with the exception of our new product candidate, DM300, which is in the early, preclinical stage of development and is intended to treat other inflammatory diseases, such as acute pancreatitis. Our ability to generate revenue from product sales and to achieve commercial success with DM199 will depend almost entirely on our ability to demonstrate sufficient safety and efficacy to obtain regulatory approval for DM199. We may fail to complete required clinical trials successfully and not be able to obtain regulatory approvals or commercialize DM199. Competitors may develop alternative products and methodologies to treat the diseases or indications that we are pursuing, thus reducing or eliminating the anticipated competitive advantages of DM199. We do not know whether any of our product development efforts will prove to be effective, meet applicable regulatory standards required to obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. DM199 is not expected to be commercially viable for at least three or four years. In addition, although the only significant adverse events that have occurred to date in our clinical trials have been three unexpected instances of transient, clinically significant, hypotension (low blood pressure), it is possible that DM199 may be observed to cause undesirable side effects. Results of early preclinical and clinical research may not be indicative of the results that will be obtained in later stages of clinical research. If regulatory authorities do not approve DM199 for the treatment of AIS or any other indications, or if we fail to maintain regulatory compliance, we would be unable to commercialize DM199 and our business and results of operations would be harmed. If we do succeed in developing viable products from DM199, we will face many potential future obstacles, such as the need to develop or obtain manufacturing, sales and marketing and distribution capabilities.

The clinical success and commercial potential of our DM199 product candidate will depend on a number of factors, many of which are beyond our control.

The clinical success and commercial potential of our DM199 product candidate to treat AIS or any other indication will depend on a number of factors, many of which are beyond our control, including, among others:

- the timely initiation, continuation and completion of clinical trials, including our Phase 2/3 ReMEDy2 trial and future clinical trials for DM199, which will depend substantially upon requirements for such trials imposed by the FDA and other regulatory agencies and bodies;
- our ability to demonstrate the safety and efficacy of DM199 to the satisfaction of the relevant regulatory authorities and/or third-party payers;
- whether we are required by the FDA or other regulatory authorities to conduct additional clinical trials, and the scope and nature of such clinical trials, prior to or after approval to market our DM199 product candidate;
- the timely receipt of necessary marketing approvals from the FDA and foreign regulatory authorities, as well as achieving adequate pricing and reimbursement determinations;
- the ability to successfully commercialize DM199, if approved by the FDA or foreign regulatory authorities, whether alone or in collaboration with others;
- our ability and the ability of third-party manufacturers to manufacture the quantities of DM199, with quality attributes necessary to meet regulatory requirements, sufficient to meet anticipated demand and at a cost that allows us or a future partner to achieve profitability;
- acceptance of DM199, if approved, as safe and effective by patients and healthcare providers;
- the achievement and maintenance of compliance with all regulatory requirements applicable to DM199 by us and our third-party manufacturers and supporting vendors;
- the maintenance of an acceptable safety profile of DM199 following any approval;
- the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competitive treatments;
- our ability to provide approved product with an acceptable patient administration method;
- our ability or the ability of a future partner to successfully enforce our intellectual property rights for DM199; and
- our ability to avoid or succeed in defending any third-party patent interference or patent infringement claims.

In addition, because the plastic bags we use in the IV administration of DM199 are made of PVC, certain countries have banned or limited the use of PVC in a manner that, unless we are able to find an alternative, may limit the salability of DM199 in certain countries, thereby decreasing our worldwide market opportunity. No assurance can be provided that we will ever be able to achieve profitability through the sale of, or royalties from, our DM199 product candidate. If we or any future partners or collaborators are not successful in obtaining approval for and commercializing DM199, or are delayed in completing those efforts, our business and operations would be substantially harmed.

Risks Related to Our Financial Position and Need for Additional Capital

Since we currently have no revenue from product sales and do not expect any revenue from product sales for at least three or four years, we will need additional funding to continue our clinical development activities and other operations, which may not be available to us on acceptable terms, or at all.

We expect we will need substantial additional capital to further our R&D activities, planned clinical trials and regulatory activities and to otherwise develop our DM199 product candidate to a point where it may be commercially sold. We expect our current cash resources of $52.9 million in cash, cash equivalents and marketable securities as of December 31, 2023 to be sufficient to allow us to continue our Phase 2/3 trial in patients with AIS and to otherwise fund our planned operations for at least the next 12 months from the date of issuance of the financial statements included in this report. However, the amount and timing of our future funding requirements will depend on many factors, including, among others:

- the rate of progress in the development of and the conduct of clinical trials with respect to DM199 or any future product candidates;
- the timing and results of our ongoing development efforts, including in particular our Phase 2/3 ReMEDy2 trial;
- the costs of our development efforts, including the conduct of clinical trials with respect to DM199 or any future product candidates;
- the costs associated with identifying additional product candidates and the potential expansion of our current development programs or potential new development programs;
- the costs necessary to obtain regulatory approvals for DM199 or any future product candidates;

- the costs of developing and validating manufacturing processes for DM199 or any future product candidates;
- the costs associated with being a U.S. public reporting company with shares listed on The Nasdaq Capital Market;
- the costs we incur in the filing, prosecution, maintenance and defense of our intellectual property; and
- the costs related to general and administrative support.

We may require significant additional funds earlier than we currently expect, and there is no assurance that we will not need or seek additional funding prior to such time. We may elect to raise additional funds even before we need them if circumstances or market conditions for raising additional capital are favorable.

Since our inception, we have financed our operations primarily from public and private sales of equity securities, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax incentives. We expect to continue this practice for the foreseeable future. We do not have any existing credit facilities under which we could borrow funds. We may seek to raise additional funds through various sources, such as equity and debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs or on terms acceptable to us. This is particularly true if we experience additional adverse events, if our clinical data is not positive, or economic and market conditions deteriorate.

Although we previously have been successful in obtaining financing through our equity securities offerings, there can be no assurance that we will be able to do so in the future. To the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our shareholders will be diluted. Debt financing, if available, may involve agreements that include conversion discounts or covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations or strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing could be affected by many factors, including, among others:

- the results of our clinical trials and other scientific and clinical research;
- our ability to obtain regulatory approvals;
- market acceptance of DM199 or any future product candidates;
- the state of the capital markets generally with particular reference to pharmaceutical, biotechnology and medical companies;
- various events outside our control, including without limitation geopolitical events, such as the current war between Russia and Ukraine and the conflict between Israel and Hamas;
- the status of strategic alliance agreements; and
- other relevant commercial considerations.

If adequate funding is not available, we may be required to implement cost reduction strategies; delay, reduce or eliminate one or more of our product development programs; relinquish significant rights to DM199 or future product candidates or obtain funds on less favorable terms than we would otherwise accept; and/or divest assets or cease operations through a merger, sale or liquidation of our Company.

We have incurred substantial losses since our inception and expect to continue to incur substantial losses for at least three or four years and may never become profitable, or if achieved, be able to sustain profitability.

We are a clinical stage biopharmaceutical company focused on the development of our DM199 product candidate. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront financial expenditures and significant risk that a product candidate will fail to prove effective, gain regulatory approval or become commercially viable. Additionally, there has been a general decline in the biotech sector since February 2021, which has further increased the risks associated with investment in biopharmaceutical product development. We do not have any products approved by regulatory authorities and have not generated any revenues from product sales to date, and do not expect to generate any revenue from the sale of products for at least three or four years. We have incurred significant R&D and other administrative expenses related to our ongoing operations and expect to continue to incur such expenses. As a result, we have not been profitable and have incurred significant operating losses in every reporting period since our inception. For the years ended December 31, 2023 and 2022, we incurred a net loss of $19.4 million and $13.7 million, respectively. As of December 31, 2023, we had an accumulated deficit of $115.6 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders' equity and working

capital. We expect to continue to incur substantial operating losses as we continue our R&D activities, planned clinical trials, including our Phase 2/3 ReMEDy2 trial, regulatory activities and other administrative expenses and to support the development of DM199 or any future product candidate to a point where it can be out-licensed or receives required regulatory approvals and may be commercially sold and we begin to recognize future product sales, or receive royalty payments, licensing fees and/or milestone payments sufficient to generate revenues to fund our continuing operations. We expect our operating losses to increase in the near term as we continue development of DM199 and the clinical trials required to seek regulatory approval for DM199, or any future product candidate. We are unable to predict the extent of any future losses or when we will become profitable, if ever. Our failure to become and remain profitable may depress the market price of our common shares and could impair our ability to raise capital, continue to develop DM199, or any future product candidate, expand our business and product offerings or continue our operations. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

Adverse developments with respect to the stability of financial institutions we do business with, or unstable banking, credit and/or capital market conditions generally, or the perception thereof, could adversely affect our ability to access our cash on deposit with financial institutions, obtain additional financing, or meet our liquidity requirements.

Potential future disruptions in access to bank deposits or lending commitments due to bank failure, could materially and adversely affect our liquidity, our business, financial condition and stock price. The early 2023 closures of Silicon Valley Bank, Signature Bank and First Republic Bank and their placement into receivership with the Federal Deposit Insurance Corporation (FDIC) created bank-specific and broader financial institution liquidity risk and concerns. Although the depositors at these financial institutions have continued to have access to their funds, even those in excess of the standard FDIC insurance limits, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages. Although we did not have deposits at Silicon Valley Bank, Signature Bank or First Republic Bank, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available for our operations or delay our ability to access such funds. Any such failure may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. In the event we have a commercial relationship with a bank that has failed or is otherwise distressed, we may experience delays or other issues in meeting our financial obligations. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. In addition, the ability of our suppliers, vendors, and others in which we do business to access their cash and cash equivalents and investments or to obtain any necessary financing to continue their respective businesses could be threatened, which in turn, could harm our business.

Risks Related to Governmental and Regulatory Compliance and Approvals

The regulatory approval process is expensive, time-consuming and uncertain and may prevent us or any future partner or collaborator from obtaining approvals for the commercialization of DM199 or any future product candidate.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. Our DM199 or any future product candidate, and the activities associated with their development and commercialization, including design, research, testing, manufacture, quality control, recordkeeping, labeling, packaging, storage, advertising, promotion, sale, distribution, import, export and reporting of safety and other post-market information, are subject to comprehensive regulation by the FDA, the EMA and other similar foreign regulatory agencies. Failure to obtain marketing approval for DM199 or any future product candidate will prevent us or any future partner or collaborator from commercializing the product candidate. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on a future partner, collaborator or third-parties to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA, EMA or other regulatory authorities may determine that DM199 or any future product candidate may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit its commercial use. One issue of which we are aware is that because the plastic bags we use in the IV administration of DM199 are made of PVC, certain countries have banned or limited the use of PVC in a manner that may limit our ability to conduct the trails in such countries, or in the future in the event we are able to obtain required regulatory approvals, may limit the salability of DM199 in certain countries, thereby decreasing our worldwide market opportunity. Additionally, the regulatory approval process and requirements can change substantially based on amendments to federal regulations, new or amended FDA guidance documents governing the

regulatory approval process, and even changes in FDA approval priorities based on the government administration as was recently seen in response to the COVID-19 pandemic. As a result, any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Our or any future partner's inability to obtain regulatory approval for DM199 or any future product candidate, or if such approval is limited, could substantially harm our business.

Any product candidate for which we or any future partner or collaborator obtains marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with the product candidate.

The FDA and other federal and state agencies, including the U.S. Department of Justice (DOJ), closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products. The FDA and DOJ impose stringent restrictions on manufacturers' communications regarding off-label use, , sales and marketing activities, transparency laws, and reimbursement obligations, which restrictions can change substantially based on new and/or amended government interpretations of regulatory priorities, new and/or amended federal regulations, and other external forces. If we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of such requirements may lead to investigations alleging violations of the FDCA and other statutes, including the False Claims Act, the Anti-Kickback Statute, the Sunshine Act and other federal and state health care fraud and abuse laws, as well as state consumer protection laws.

Our or any future partner's failure to comply with all regulatory requirements, or the later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

● litigation involving patients using our products;
● restrictions on such products, manufacturers or manufacturing processes;
● restrictions on the labeling or marketing of a product;
● restrictions on product distribution or use;
● requirements to conduct post-marketing studies or clinical trials;
● warning or untitled letters;
● withdrawal of the products from the market;
● refusal to approve pending applications or supplements to approved applications that we submit;
● recall of products;
● fines, restitution or disgorgement of profits or revenues;
● suspension or withdrawal of marketing approvals;
● damage to relationships with any then current or potential partners;
● unfavorable press coverage and damage to our or any future partner's reputation;
● refusal to permit the import or export of our products;
● product seizure; or
● injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future partner or collaborator with regulatory requirements regarding ongoing safety monitoring, or pharmacovigilance, and with requirements related to the development of products, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

We may be unable to obtain FDA acceptance of INDs to commence future clinical trials in the United States or on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed in a timely manner.

Prior to commencing additional clinical trials in the United States for DM199 or any future product candidate, we will be required to have an accepted IND for each product candidate and for each targeted indication. In April 2021, we filed, and in May 2021, the FDA accepted, an IND for the Phase 2/3 ReMEDy2 trial in patients with AIS. However, in July 2022, the FDA imposed a clinical hold on the IND under which we are conducting our Phase 2/3 ReMEDy2 trial, which clinical hold was subsequently lifted in June 2023. A submission of an IND may not necessarily result in the FDA allowing further clinical trials to begin and, once begun, issues, such as clinical holds, may arise that will require us to suspend or terminate

such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to obtain acceptance of any future INDs may cause the development of DM199 or any future product candidate to be delayed or terminated, which could materially and adversely affect our business and prospects.

We have received Fast Track designation for DM199 for the treatment of AIS, and we may seek such designation for other uses of DM199 or future product candidates. Fast Track designation may not lead to faster development or a faster FDA review or approval process, and it does not increase the likelihood that DM199 will receive marketing approval in the United States. Further, there is no guarantee we will be able to maintain such designation.

In September 2021, we received Fast Track designation from the FDA for DM199 for the treatment of AIS where tPA and/or mechanical thrombectomy are not indicated or medically appropriate. The FDA may grant Fast Track designation to a drug that is intended to treat a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need. The FDA provides opportunities for more frequent interactions with the review team for a Fast Track product, including pre-IND meetings, end-of-phase 1 meetings and end-of-phase 2 meetings with the FDA to discuss study design, extent of safety data required to support approval, dose-response concerns and use of biomarkers. A Fast Track product may also be eligible for rolling review, where the FDA reviews portions of a marketing application before the sponsor submits the complete application.

However, Fast Track designation for DM199 may not result in a faster development process or a faster review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. Any delay in the review process or in the approval of DM199 will delay revenue from potential sales and will increase the capital necessary to fund our development programs and operations. In addition, the FDA may rescind the Fast Track designation for DM199 if the FDA later determines that DM199 no longer meets the qualifying criteria for Fast Track designation.

Current and future legislation may increase the difficulty and cost for us and any future partner or collaborator to obtain marketing approval of and commercialize DM199 or any future product candidate and affect the prices we may obtain.

In the United States and many foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system and data privacy that could prevent or delay marketing approval of DM199 or any future product candidate, restrict or regulate post-approval activities and affect our ability to profitably sell DM199 or any future product candidate for which we obtain marketing approval.

Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. For example, the Affordable Care Act ("ACA") enacted in the United States in 2010, and principally taking effect in 2014, included measures to change health care delivery, decrease the number of individuals without insurance, ensure access to certain basic health care services and contain the rising cost of care. This healthcare reform movement, including the enactment of the ACA, has significantly changed health care financing by both governmental and private insurers in the United States. With respect to pharmaceutical manufacturers, the ACA increased the number of individuals with access to health care coverage, including prescription drug coverage, but it simultaneously imposed, among other things, increased liability for rebates and discounts owed to certain entities and government health care programs, fees for the manufacture or importation of certain branded drugs and transparency reporting requirements under the Physician Payments Sunshine Act. In addition to the ACA, other federal health reform measures have been proposed and adopted in the United States. We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we may receive for any product, if approved. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payers.

The U.S. federal government has prioritized and will likely continue to prioritize policies targeting reducing drug prices and healthcare spending and are committed to lowering spending in federal government programs. The Inflation Reduction Act of 2022, which was signed into law on August 16, 2022, includes provisions aimed at lowering prescription drug costs for Medicare patients and reducing the federal government's spending on prescription drugs by requiring certain prescription drug prices to be negotiated directly with the government, certain rebates to be paid by prescription drug companies, and certain spending caps to be implemented, among other measures. The implementation of cost containment measures or other healthcare reforms may prevent us or a future partner from being able to generate sufficient revenue, attain profitability or even commercialize at all DM199 or any future product candidate.

Future legislation in the United States, Europe or other countries, and/or regulations and policies adopted by the FDA, the EMA or comparable regulatory authorities, may increase the time and cost required for us or any future partners or collaborators to conduct and complete clinical trials of our current or any future product candidates.

The FDA and the European Medicines Agency (EMA) have each established regulations to govern the drug product development and approval process, as have other foreign regulatory authorities. The policies of the FDA, the EMA and other regulatory authorities may change. For example, in December 2016, the 21st Century Cures Act (Cures Act) was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation, but not all of its provisions have yet been implemented. Additionally, the EMA issued Annex 1: the Manufacture of Sterile Medicinal Products which was effective August 15, 2023, intended to update standards to reflect change in regulatory and manufacturing environments and to remove ambiguity and inconsistencies in regulations governing the manufacture of sterile medicinal products.. We cannot predict what if any effect the Cures Act, Annex 1 or any existing or future guidance from the FDA, EMA or other regulatory authorities will have on the development of DM199 or any future product candidate.

Risks Related to Our Reliance on Third Parties

We rely and will continue to rely on third parties to support the planning, execution and/or monitoring of our preclinical and clinical trials, and their failure to perform as required could cause delays in completing our product development and substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies in specific disease models, pharmacology and toxicology studies and assay development. Clinical development activities include trial design, regulatory submissions, clinical site and patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, including as a result of staffing disruptions, our development programs may face delays. Further, if any of these third parties fail to perform as we expect or if their work fails to meet regulatory requirements, our clinical testing could be delayed, cancelled or rendered ineffective. This happened to us in the past and resulted in us commencing litigation against Pharmaceutical Research Associates Group B.V., which was acquired by ICON plc in July 2021 (PRA Netherlands), as a result of its handling of a double-blinded, placebo-controlled, single-dose and multiple-dose study to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and proof of concept of DM199 in healthy subjects and in patients with Type 2 diabetes mellitus, as described later in this report, and could happen again.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the materials supplied by these or future contract manufacturers, we may be unable to produce adequate supplies of DM199 or any future product candidate, and our clinical and business operations could suffer significant harm.

Completion of our clinical trials and commercialization of our DM199 product candidate and any future product candidate require access to, or development of, facilities to manufacture our product candidates at sufficient yields and, ultimately, assuming approval, at commercial scale. Clinical and commercial drug product must be produced under applicable cGMP regulations. Failure of our CMOs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We rely on CMOs for manufacturing, filling, labeling, packaging, storing and shipping DM199 in compliance with applicable cGMP regulations. The FDA and other regulatory agencies ensure the quality of drug products by carefully monitoring drug manufacturers' compliance with cGMP regulations.

As a company, we have no direct experience in manufacturing or managing third parties in manufacturing our DM199 product candidate in the volumes that are expected to be necessary to support commercialization, if DM199 is approved. Our efforts to establish these capabilities may not meet our requirements as to scale-up, timeliness, yield, cost or quality in compliance with applicable cGMP regulations. We or any future partner or collaborator or our CMOs may encounter difficulties in production, which may include the following, among others:

- costs and challenges associated with scale-up and attaining sufficient manufacturing yields;
- supply chain issues, including the timely availability and shelf life requirements of raw materials and supplies and the lack of redundant and backup suppliers;
- quality control and assurance;
- shortages of qualified personnel and capital required to manufacture large quantities of our product candidate;
- competing capacity needs at CMOs supporting product development as quantities for supply increase;

- establishment of commercial supply capacity through binding supply agreements or to do so on acceptable terms;
- compliance with regulatory requirements that vary in each country where a product might be sold;
- capacity limitations and scheduling availability in contracted facilities; and
- natural disasters, cyberattacks, which could subject us to an increased regulatory burden and increased costs of compliance, or other force majeure events that affect CDMO facilities and possibly limit production or cause loss of product inventory.

We do not have long-term supply agreements with any of our CMOs and we purchase our required supply on an order-by-order basis. There can be no assurances that our current CMOs or any future CMOs will be able to meet our timetable and requirements for our DM199 product candidate or any future product candidate. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of DM199 or any future product candidate. Our dependence upon our current CMOs and any future CMOs for the manufacture of our product candidates may adversely affect our ability to develop our product candidates in a timely and competitive basis and, if we or a future partner are able to commercialize our product candidates, may adversely affect our revenues from product sales and significantly harm our business.

Future development collaborations are expected to be important to us. If we are unable to enter into or maintain these collaborations, or if these collaborations are not successful, our business could be adversely affected.

In the future, we intend to seek to collaborate with pharmaceutical and biotechnology companies for the development and/or commercialization of DM199. We face significant competition in seeking appropriate collaborators or partners. Our ability to reach a definitive agreement for any collaboration will depend, among other things, upon our assessment of the collaborator's or partner's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's or partner's evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators or partners on a timely basis, on acceptable terms, or at all, we may have to curtail the development of and/or seek alternative means to commercialize our DM199 product candidate resulting in, among other things, reducing or delaying our development program, delaying our potential development schedule or reducing the scope of research activities. If we fail to enter into one or more collaborations and do not have sufficient funds or expertise to undertake the necessary development or commercialization activities, we may not be able to continue or further develop DM199 and our business may be materially and adversely affected.

Future collaborations we may enter into may involve significant risks, including, among others:

- collaborators may have significant discretion in determining the efforts and resources that they will apply to the collaboration;
- collaborators may not perform their obligations as expected;
- changes in the collaborators' strategic focus or available funding, or external factors, such as an acquisition, may divert resources or create competing priorities;
- collaborators may delay nonclinical or clinical development, provide insufficient funding for product development of targets selected by us, stop or abandon nonclinical or clinical development for a product candidate, or repeat or conduct new nonclinical and clinical development for a product candidate;
- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed than our products;
- product candidates discovered in collaboration with us may be viewed by our future collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the development of our product candidates;
- disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the preclinical or clinical development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
- collaborators may not properly maintain or defend our intellectual property rights or intellectual property rights licensed to us or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
- collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and
- collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If a collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and the way we are perceived in the business and financial communities could be adversely affected.

If our collaborations do not result in the successful development of DM199, or any future product candidate, development could be delayed, and we may need additional resources to develop DM199 or any future product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this report also apply to the activities of our future collaborators.

Our inability to maintain contractual relationships with physicians could have a negative impact on our research and development.

We maintain contractual relationships with respected physicians in hospitals and universities who assist us in the design of our clinical trials and interpretation of trial results. If we are unable to enter into and maintain these relationships, our ability to develop, obtain required regulatory approvals for, and market our DM199 or any future product candidate could be adversely affected. In addition, it is possible that U.S. federal and state and international laws requiring us to disclose payments or other transfers of value, such as gifts or meals, to surgeons and other healthcare providers could have a chilling effect on the relationships with individuals or entities that may, among other things, want to avoid public scrutiny of their financial relationships with us.

Risks Related to Intellectual Property

We could lose important intellectual property rights that we currently license from a third party if we fail to comply with our obligations under the license agreements under which we license intellectual property rights from this third party or otherwise experience disruptions to our business relationships with our licensor.

We are a party to a license agreement relating to an expression system and cell line for use in the production of DM199 and DM300. We may need to obtain additional licenses from others to advance our R&D activities or allow the commercialization of DM199 or any other product candidates we may identify and pursue. Future license agreements may impose various development, diligence, commercialization and other obligations on us. If any of our current or future in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain access to technologies that are material to our business, and we may be required to cease our development and commercialization of DM199 or other product candidates that we may identify or to seek alternative manufacturing methods. However, suitable alternatives may not be available or the development of suitable alternatives may result in a significant delay in our commercialization of DM199. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including, among others:

- the scope of rights granted under the license agreement and other interpretation-related issues;
- the extent to which, our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
- the sublicensing of patent and other rights under our collaborative development relationships;
- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
- the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from a third party are complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be unable to adequately protect our technology and enforce our intellectual property rights and our competitors may take advantage of our development efforts or acquired technology and compromise our prospects for marketing and selling DM199 or any future product candidate.

We believe that patents and other proprietary rights are key to our business. Our policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of DM199 or any future product candidate. We also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position. We plan to enforce our issued patents and our rights to proprietary information and technology. We review third-party patents and patent applications, both to refine our own patent strategy and to monitor the landscape related to our technology.

Our success depends, in part, on our ability to secure and protect our intellectual property rights and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us. We have a number of patents, patent applications and rights to patents related to our compounds, product candidates and technology, but we cannot be certain that they will be enforceable or provide adequate protection or that pending patent applications will result in issued patents.

To the extent that development, manufacturing and testing of our product candidates is performed by third party contractors, such work is performed pursuant to fee for service contracts. Under the contracts, all intellectual property, technology know-how and trade secrets related to our product candidate arising under such agreements are our exclusive property and must be kept confidential by the contractors. It is not possible for us to be certain that we have obtained from the contractors all necessary rights to such technologies. Disputes may arise as to the scope of the contract or possible breach of contract. No assurance can be given that our contracts will be enforceable or would be upheld by a court.

The patent positions of pharmaceutical and biotechnology firms, ourselves included, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. Therefore, it is not clear whether our pending patent applications will result in the issuance of patents with commercially meaningful protections or at all, or whether we will develop additional proprietary products which are patentable. Part of our strategy is based on our ability to secure a patent position to protect our technology. There is no assurance that we will be successful in this approach and failure to secure adequate patent protection may have a material adverse effect upon us and our financial condition. Also, we may fail in our attempt to commercialize products using currently patented or licensed technology without having to license additional patents. Moreover, it is not clear whether the patents issued or to be issued will provide us with any competitive advantages or if any such patents will be the target of challenges by third parties, whether the patents of others will interfere with our ability to market our products, or whether third parties will circumvent our patents by means of alternate processes. Furthermore, it is possible for others to develop products that have the same effect as our product candidates or technologies on an independent basis or to design around technologies patented by us. Patent applications relating to or affecting our business may have been filed by pharmaceutical or biotechnology companies or academic institutions. Such applications may conflict with our technologies or patent applications and such conflict could reduce the scope of patent protection that we could otherwise obtain or even lead to the rejection of our patent applications. There is no assurance that we can enter into licensing arrangements on commercially reasonable terms or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products or production technologies. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our product candidates or even lead to us being prevented from pursuing the development, manufacture or sale of certain products. Moreover, we could potentially incur substantial legal costs in defending legal actions that allege patent infringement, or by initiating patent infringement suits against others. It is not possible for us to be certain that we are the creator of inventions covered by pending patent applications or that we were the first to invent or file patent applications for any such inventions. While we have used commercially reasonable efforts to obtain assignments of intellectual property from all individuals who may have created materials on our behalf (including with respect to inventions covered by our patents and pending patent applications), it is not possible for us to be certain that we have obtained all necessary rights to such materials. No assurance can be given that our patents, or patent applications if issued, would be upheld by a court, or that a competitor's technology or product would be found to infringe on our patents. Moreover, much of our technology know-how that is not patentable may constitute trade secrets. Therefore, we require our employees, consultants, advisors and collaborators to enter into confidentiality agreements either as stand-alone agreements or as part of their employment or consulting contracts. However, no assurance can be given that such agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of confidential information. Also, while we have used commercially reasonable efforts to obtain executed copies of such agreements from all employees, consultants, advisors and collaborators, no assurance can be given that executed copies of all such agreements have been obtained.

We or a future partner may require additional third-party licenses to effectively develop, manufacture and commercialize DM199, or any future product candidate, and such licenses might not be available on commercially acceptable terms, or at all.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our product candidates, we or any future collaborator, would be required to seek licenses from the holders of these patents in order to manufacture, use or sell our product candidates, and payments under them would reduce profits from our product candidates. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms, or at all. There may be patents in the United States or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to develop, manufacture and market our product candidates and have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in patent law and its interpretation could diminish the value of our patents in general, thereby impairing our ability to protect DM199 or any future product candidate.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming, and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our or any licensors' or collaborators' ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, the U.S. Patent and Trademark Office (USPTO) and the European Patent Office (EPO), the laws and regulations governing patents could change in unpredictable ways that would weaken our or any licensors' or collaborators' ability to obtain new patents or to enforce existing patents and patents we or any licensors or collaborators may obtain in the future. Changes in either the patent laws or interpretation of the patent laws in the United States or other countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents.

Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the America Invents Act), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could, therefore, be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or any licensor were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our or any licensor's patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent in USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property litigation may be expensive, time consuming and may cause delays in the development, manufacturing and commercialization of DM199 or any future product candidate.

Third parties may claim that we are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights or otherwise to protect our proprietary information and to prevent its disclosure, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is in our favor. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability (including treble damages and attorneys' fees if we are found to have willfully infringed) and require us or any third-party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we would prevail in any of these types of actions or that any required license would be available on commercially acceptable terms or at all. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Moreover, similar challenges may be made by third parties outside the context of litigation, e.g., via administrative proceedings such as post grant or inter partes review in the United States or via oppositions or other similar proceedings in other countries/regions.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation, validity or enforceability, interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation or such other proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the market price of our common shares.

Our reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop and manufacture our DM199 product candidate, we may share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, employment or consulting agreements or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees, and consultants to publish data potentially relating to our trade secrets. In the future, we may also conduct joint R&D programs which may require us to share trade secrets under the terms of R&D collaboration or similar agreements. We cannot be certain that our current or any future agreements have been or will be entered into with all relevant parties. Moreover, despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. Trade secrets can be difficult to protect. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secrets. A competitor's discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect the competitive position of DM199 or any future product candidate for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Certain extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees' former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Risks Related to Human Capital Management

We rely heavily on the capabilities and experience of our key executives, clinical personnel and advisors and the loss of any of them could affect our ability to develop DM199 or any future product candidate.

We depend heavily on members of our management team and certain other key personnel, including in particular our clinical personnel. We also depend on our clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical and regulatory personnel, particularly as we continue to expand our activities and seek regulatory approvals for clinical trials and eventually our DM199 product candidate. We enter into agreements with scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions that will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for our continued growth. The loss of the services of any of our key executive officers, clinical personnel and advisors could potentially harm our business, operating results or financial condition.

We will likely need to expand our operations and increase the size of our Company and we may experience difficulties in managing our growth.

As we advance our DM199 product candidate through clinical trials, or develop any future product candidates, we expect to increase our product development, scientific, clinical, regulatory and compliance and administrative headcount to manage these programs. In furtherance of these efforts, we recently hired a new Chief Medical Officer and hired a Chief Business Officer during 2023. In addition, to continue to meet our obligations as a U.S. public reporting company, we will likely need to increase our general and administrative capabilities. Our management, personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

- successfully attract and recruit new employees with the expertise and experience we will require;
- manage our clinical programs effectively, which have been and will continue to be conducted at numerous clinical sites;
- develop a marketing, distribution and sales infrastructure if we seek to market our products directly; and
- continue to improve our operational, manufacturing, quality assurance, financial and management controls, reporting systems and procedures.

If we are unable to successfully manage this growth and increased complexity of operations, our business may be adversely affected.

Risks Related to the Future Commercialization of DM199 or Any Future Product Candidate

The successful commercialization of DM199 or any future product candidate, if approved, will depend on achieving market acceptance and we may not be able to gain sufficient acceptance to generate significant revenue.

Even if DM199 or any future product candidate is successfully developed and receives regulatory approval, it may not gain market acceptance among physicians, patients, healthcare payers, such as private insurers or governments and other funding parties. The degree of market acceptance for DM199 or any product candidate we develop will depend on a number of factors including, among others:

- demonstration of sufficient clinical efficacy and safety;
- the prevalence and severity of any adverse side effects;
- limitations or warnings contained in the product's approved labeling;
- cost-effectiveness and availability of acceptable pricing;
- the availability of alternative treatment methods and the superiority of alternative treatment methods;
- the effectiveness of marketing and distribution methods and support for the product; and
- coverage and reimbursement policies of government and third-party payers to the extent that the product could receive regulatory approval but not be approved for coverage by or receive adequate reimbursement from government and quasi-government agencies or other third-party payers.

If we fail to obtain coverage and adequate reimbursement for DM199 or any future product candidate, its revenue-generating ability will be diminished and there is no assurance that the anticipated market for the product will develop or be sustained.

Our or any future partner's ability to successfully commercialize DM199 or any future product candidate will depend, in part, on the extent to which coverage of and adequate reimbursement for such product and related treatments will be available from governmental health payer programs at the federal and state levels, including Medicare and Medicaid, private health insurers, managed care plans and other organizations. No assurance can be given that third-party coverage or adequate reimbursement will be available that will allow us or any future partner to obtain or maintain price levels sufficient for the realization of an appropriate return on our investment in product development. Coverage and adequate reimbursement are critical to new product acceptance by healthcare providers. There is no uniform coverage and reimbursement policy among third-party payers in the United States; however, private third-party payers may follow Medicare coverage and reimbursement policy in setting their own coverage policy and reimbursement rates. Additionally, coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are or subsequently become available. Even if coverage is obtained for DM199 or any future product candidate, the related reimbursement rates might not be adequate to make the product attractive to providers, or may require patient cost sharing (e.g., copayments and/or deductibles) that patients find unacceptably high. In addition, healthcare reform and controls on healthcare spending may limit coverage of the product and the price we charge and get paid for the product and the volumes thereof that we can sell. Patients are unlikely to use DM199 or any future product candidate unless coverage is provided and reimbursement is adequate to cover a significant portion of its cost.

Outside of the United States, the successful commercialization of DM199 or any future product candidate will depend largely on obtaining and maintaining government coverage, because in many countries, patients are unlikely to use prescription drugs that are not covered by their government healthcare programs. Negotiating coverage and reimbursement with governmental authorities can delay commercialization by 12 months or more. Coverage and reimbursement policies may adversely affect our or a future partner's ability to sell DM199 or any future product candidate on a profitable basis. In many international markets, governments control the prices of prescription pharmaceuticals, including through the implementation of reference pricing, price cuts, rebates, revenue-related taxes and profit control, and we expect prices of prescription pharmaceuticals to decline over the life of the product or as volumes increase.

We or any future partner will likely face competition from other biotechnology and pharmaceutical companies, many of which have substantially greater resources, and our DM199 product candidate may face competition sooner than expected and our financial condition and operations will suffer if we fail to compete effectively.

Technological competition is intense in the industry in which we operate. Development of new, potentially competitive therapies comes from pharmaceutical companies, biotechnology companies and universities, as well as companies that offer non-pharmaceutical solutions. Many of our competitors have substantially greater financial and technical resources; more extensive R&D capabilities; and greater marketing, distribution, production and human resources than we do. Moreover, competitors may develop products more quickly than us and may obtain regulatory approval for such products more rapidly than we do. Products and processes which are more effective than those that we intend to develop may be developed by our competitors. R&D by others may render our product candidates non-competitive or obsolete.

Our DM199 product candidate may face competition sooner than expected.

We believe that DM199 could qualify for 12 years of data exclusivity in the United States under the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which was enacted as part of the ACA. Under the BPCIA, an application for a biosimilar product, or BLA, cannot be submitted to the FDA until four years, or if approved by the FDA, until 12 years, after the original brand product identified as the reference product is approved under a BLA. The BPCIA provides an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The new abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing brand product. This law is complex and is only beginning to be interpreted and implemented by the FDA. While it is uncertain when any such processes may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for DM199 or any future product candidate that is a biologic. There is also a risk that the U.S. Congress could repeal or amend the BPCIA to shorten this exclusivity period, potentially creating the opportunity for biosimilar competition sooner than anticipated after the expiration of our patent protection. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference product in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Even if, as we expect, our DM199 product candidate is considered to be a reference product eligible for 12 years of exclusivity under the BPCIA, another company could market competing products if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the products. Moreover, an amendment or repeal of the BPCIA could result in a shorter exclusivity period for our DM199 product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Common Shares

Our common share price has been volatile and may continue to be volatile.

Our common shares trade on The Nasdaq Capital Market under the trading symbol "DMAC." During 2023, the sale price of our common shares ranged from $1.27 to $4.75 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, such as a general decline in the biotech sector, and the impact of material events and changes in our operations, such as our clinical results including the prior clinical hold on the IND for our ReMEDy2 trial, operating results and financial condition. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

We do not have a history of a very active trading market for our common shares.

During 2023, the daily trading volume of our common shares ranged from 4,700 shares to 905,600 shares. Although we anticipate a more active trading market for our common shares in the future, we can give no assurance that a more active trading market will develop or be sustained. If we do not have an active trading market for our common shares, it may be difficult for you to sell our common shares at a favorable price or at all.

We may issue additional common shares resulting in share ownership dilution.

Future dilution will likely occur due to anticipated future equity issuances by us. To the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our shareholders will be diluted. In addition, as of December 31, 2023, we had outstanding options to purchase 3,423,103 common shares, deferred stock units representing 196,572 common shares and 927,215 common shares reserved for future issuance in connection with future grants under the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan and the DiaMedica Therapeutics Inc. 2021 Employment Inducement Incentive Plan and options to purchase 447,910 common shares and deferred stock units representing 17,333 common shares under our prior equity compensation plan. If these or any future outstanding options or deferred stock units are exercised or otherwise converted into our common shares, our shareholders will experience additional dilution.

If there are substantial sales of our common shares or the perception that such sales may occur, the market price of our common shares could decline.

Sales of substantial numbers of our common shares, or the perception that such sales may occur, could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders who exercise their warrants or stock options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We are a "smaller reporting company," and because we have opted to use the reduced disclosure requirements available to us, certain investors may find investing in our common shares less attractive.

We are currently a "smaller reporting company" under the federal securities laws and, as such, are subject to scaled disclosure requirements afforded to such companies. For example, as a smaller reporting company, we are subject to reduced executive compensation disclosure requirements. Our shareholders and investors may find our common shares less attractive as a result of our status as a "smaller reporting company" and our reliance on the reduced disclosure requirements afforded to these companies. If some of our shareholders or investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the market price of our common shares may be more volatile.

Risks Related to Our Jurisdiction of Organization

We are governed by the corporate laws of British Columbia, which in some cases have a different effect on shareholders than the corporate laws in effect in the United States.

We are a British Columbia corporation. Our corporate affairs and the rights of holders of our common shares are governed by British Columbia's Business Corporations Act (BCBCA) and applicable securities laws, which laws may differ from those governing a company formed under the laws of a United States jurisdiction. The provisions under the BCBCA and other relevant laws may affect the rights of shareholders differently than those of a company governed by the laws of a United States jurisdiction and may, together with our Notice of Articles and Articles, have the effect of delaying, deferring or discouraging another party from acquiring control of our Company by means of a tender offer, proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and the Delaware General Corporation Law (DGCL), by way of example, that may be of most interest to shareholders include the following:

- for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our Notice of Articles), the BCBCA, subject to the provisions of our Articles, generally requires two-thirds majority vote by shareholders; whereas, the DGCL generally only requires a majority vote of shareholders;

- under the BCBCA, a holder of 5% or more of our common shares can requisition a special meeting at which any matters that can be voted on at our annual meeting can be considered; whereas, the DGCL does not give this right;

- our Articles require two-thirds majority vote by shareholders to pass a resolution for one or more directors to be removed; whereas the DGCL only requires the affirmative vote of a majority of the shareholders; and

- our Articles may be amended by resolution of our directors to alter our authorized share structure, including to (a) subdivide or consolidate any of our shares and (b) create additional classes or series of shares; whereas, under the DGCL, a majority vote by shareholders is generally required to amend a corporation's certificate of incorporation and a separate class vote may be required to authorize alternations to a corporation's authorized share structure.

We cannot predict if investors find our common shares less attractive because of these material differences. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We were classified as a "passive foreign investment company" in 2022 and 2023 and may continue to be in future taxable years, which may have adverse U.S. federal income tax consequences for U.S. shareholders and adversely affect the level of interest in our common shares by U.S. investors.

General Rule. For any taxable year in which 75% or more of our gross income is passive income, or at least 50% of the value of our assets (where the value of our total assets is determined based upon the market value of our common shares at the end of each quarter or other measuring period) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (PFIC) for U.S. federal income tax purposes. The percentage of a corporation's assets that produce or are held for the production of passive income generally is determined based upon the average ratio of passive assets to total assets calculated at the end of each measuring period. Calculation of the value of assets at the end of each measuring period is generally made at the end of each of the four quarters that make up the company's taxable year, unless an election is made to use an alternative measuring period (such as a week or month). The "weighted average" of those periodic values is then used to determine the value of assets for the passive asset test for the taxable year. In proposed regulations section 1.1297-1(d)(2), a limited exception to the passive asset test valuation rules is provided for the treatment of working capital in order to take into account the short-term cash needs of operating companies. This new rule provides that an amount of cash held in a non-interest bearing account that is held for the present needs of an active trade or business and is no greater than the amount reasonably expected to cover 90 days of operating expenses incurred in the ordinary course of the trade or business of the foreign corporation (for example, accounts payable for ordinary operating expenses or employee compensation) is not treated as a passive asset. The Treasury Department and the IRS indicated that they continue to study the appropriate treatment of working capital for purposes of the passive asset test.

PFIC Status Determination. The tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our common shares, and the amount and type of our gross income. Based on these tests (i) we believe that we were a PFIC for the taxable year ended December 31, 2016, (ii) we do not believe that we were a PFIC for any of the taxable years ended December 31, 2017 through December 31, 2021, and (iii) we believe that we were a PFIC for the taxable years ended December 31, 2022 and December 31, 2023. Our status as a PFIC is a fact-intensive determination made for each taxable year, and we cannot provide any assurance regarding our PFIC status for the taxable year ending December 31, 2024 or for future taxable years. U.S. shareholders who own our common shares for any period during which we are a PFIC (which we believe would currently only be those shareholders that held our common shares in the taxable year ended December 31, 2016, December 31, 2022 or December 31, 2023) will be required to file IRS Form 8621 for each tax year during which they hold our common shares, unless, after we are no longer a PFIC, any such shareholder makes the "purging election" discussed below.

PFIC Consequences. If we are a PFIC for any year during a non-corporate U.S. shareholder's holding period of our common shares, and the U.S. shareholder does not make a Qualified Electing Fund election (QEF Election) or a "mark-to-market" election, both as described below, then such non-corporate U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, or any so-called "excess distribution" received on our common shares, as ordinary income, rather than as capital gain, and the preferential tax rate applicable to dividends received on our common shares would not be available. This income generally would be allocated over a U.S. shareholder's holding period with respect to our common shares and the amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years. Pursuant to the specific provisions of the PFIC rules, a taxpayer may realize gain on the disposition of common shares if the securities are disposed of by a holder whose securities are attributed to the U.S. shareholder, if the securities are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions. Additionally, if we are a PFIC, a U.S. shareholder who acquires our common shares from a decedent would be denied normally available step-up in tax basis for our common shares to fair market value at the date of death but instead would have a tax basis equal to the lower of the fair market value of such common shares or the decedent's tax basis in such common shares. Proposed regulations, that are not yet effective, address domestic partnerships and S corporations that own stock in a PFIC for which a QEF election or "mark-to-market" election could be made. Currently, only the domestic partnership or S corporation (and not the partners or S corporation shareholders) can make these elections. The proposed regulations would reverse the current rule so that only the partners or S corporation shareholders — not the partnership or S corporation — could make the elections. These proposed regulations would only apply to partnership or S corporation shareholders' tax years beginning on or after the date they are issued in final form.

QEF Election. A U.S. shareholder may avoid the adverse tax consequences described above by making a timely and effective QEF election. A U.S. shareholder who makes a QEF election generally must report, on a current basis, its share of our ordinary earnings and net capital gains, whether or not we distribute any amounts to our shareholders, and would be required to comply with specified information reporting requirements. Any gain subsequently recognized upon the sale by that U.S. shareholder of the common shares generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply. The QEF election is available only if the company characterized as a PFIC provides a U.S. shareholder with certain information regarding its earnings and capital gains, as required under applicable U.S. Treasury regulations. We intend to provide all information and documentation that a U.S. shareholder making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. shareholder's pro rata share of ordinary income and net capital gain, and a "PFIC Annual Information Statement" as described in applicable U.S. Treasury regulations).

Mark-to-Market Election. As an alternative to a QEF Election, a U.S. shareholder may also mitigate the adverse tax consequences of PFIC status by timely making a "mark-to-market" election. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the increase in the fair market value of the common shares and deduct from gross income the decrease in the value of such shares during each of its taxable years. Losses would be allowed only to the extent of the net mark-to-market gain accrued under the election. If a mark-to-market election with respect to our common shares is in effect on the date of a U.S. shareholder's death, the tax basis of the common shares in the hands of a U.S. shareholder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the common shares. A mark-to-market election may be made and maintained only if our common shares are regularly traded on a qualified exchange, including The Nasdaq Capital Market. Whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control. Accordingly, a U.S. shareholder might not be eligible to make a mark-to-market election to mitigate the adverse tax consequences if we are characterized as a PFIC.

Election Tax Risks. Certain economic risks are inherent in making either a QEF Election or a mark-to-market election. If a QEF Election is made, it is possible that earned income will be reported to a U.S. shareholder as taxable income and income taxes will be due and payable on such an amount. A U.S. shareholder of our common shares may pay tax on such "phantom" income, i.e., where income is reported to it pursuant to the QEF Election, but no cash is distributed with respect to such income. There is no assurance that any distribution or profitable sale will ever be made regarding our common shares, so the tax liability may result in a net economic loss. A mark-to-market election may result in significant share price gains in one year causing a significant income tax liability. This gain may be offset in another year by significant losses. If a mark-to-market election is made, this highly variable tax gain or loss may result in substantial and unpredictable changes in taxable income. The amount included in income under a mark-to-market election may be substantially greater than the amount included under a QEF election. Both the QEF and mark-to-market elections are binding on the U.S. shareholder for all subsequent years that the U.S. shareholder owns our shares unless permission to revoke the election is granted by the IRS.

Purging Election. Although we generally will continue to be treated as a PFIC as to any U.S. shareholder if we are a PFIC for any year during a U.S. shareholder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. shareholder may avoid PFIC classification for subsequent years if the U.S. shareholder elects to make a so-called "purging election," by recognizing income based on the unrealized appreciation in the common shares through the close of the tax year in which we cease to be a PFIC. When a foreign corporation no longer qualifies as a PFIC (due to a change in facts or law), the foreign corporation nonetheless retains its PFIC status with respect to a shareholder unless and until the shareholder makes an election under Code section 1298(b)(1) and regulations section 1.1298–3 (purging election) on IRS Form 8621 attached to the shareholder's tax return (including an amended return), or requests the consent of the IRS Commissioner to make a late election under Code section 1298(b)(1) and regulations section 1.1298–3(e) (late purging election) on Form 8621-A.

RULES RELATING TO A PFIC ARE VERY COMPLEX. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE RELATIVE MERITS AND THE ECONOMIC AND TAX IMPACT OF THE PFIC RULES TO YOUR INVESTMENT IN OUR COMMON SHARES AS A NON-ELECTING U.S. SHAREHOLDER, A U.S. SHAREHOLDER MAKING A QEF ELECTION, A U.S. SHAREHOLDER MAKING A MARK-TO-MARKET ELECTION, OR A U.S. SHAREHOLDER MAKING ANY AVAILABLE PURGING ELECTION.

Should we be classified as a PFIC during a U.S. shareholder's holding period for our common shares, each such U.S. shareholder should consult their own tax advisors with respect to the possibility of making these elections and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. In addition, the possibility of us being classified as a PFIC may deter certain U.S. investors from purchasing our common shares, which could have an adverse impact on the market price of our common shares and our ability to raise additional financing by selling equity securities, including our common shares.

It may be difficult for non-Canadian shareholders or investors to obtain and enforce judgments against us because of our organization as a British Columbia corporation.

We are a corporation governed under the BCBCA. Two of our directors are residents of Canada, and all or a substantial portion of their assets, and a small portion of our assets, are located outside the United States. Consequently, it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, and officers under the United States federal securities laws. Our shareholders and other investors should not assume that British Columbian or Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, or officers predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state or jurisdiction of the United States, or (ii) would enforce, in original actions, liabilities against us or such directors, or officers predicated upon the United States federal securities laws or any securities or "blue sky" laws of any state or jurisdiction of the United States. In addition, the protections afforded by the securities laws of British Columbia or Canada may not be available to our shareholders or other investors in the United States.

General Risk Factors

We may not achieve our publicly announced milestones according to schedule, or at all.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated number of clinical sites and pace of enrollment for our ReMEDy2 trial. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ significantly from what has been publicly disclosed. The projected timing of events such as the anticipated number of clinical sites and pace of enrollment for our ReMEDy2 trial or the filing of an application to obtain regulatory approval or an announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing or events that we anticipate may occur as a result of different factors, including regulatory actions, the nature of the results obtained during a clinical trial or during a research phase, problems with a CMO or contract research organization, health crises, epidemics or pandemics, full or partial clinical holds that may be imposed by the FDA or any other event having the effect of delaying the publicly announced timeline or leading to results that are different from what we expect. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones or changes in other events of which we anticipate could have a material adverse effect on our business plan, financial condition or operating results, and the trading price of our common shares.

If securities or industry analysts do not continue to publish research or reports about our business, or publish negative reports about our business, the market price of our common shares and trading volume could decline.

The market price and trading volume for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will continue to cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our common shares or negatively change their opinion of our common shares, the market price of our common shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common shares or trading volume to decline.

We, or our third-party contract research organizations or consultants, may be subject to information technology systems failures, network disruptions, breaches in data security and computer crime and cyber-attacks, which could result in a material disruption of our product candidates' development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party consultants who have access to our confidential information.

Information technology system failures, network disruptions, breaches of data security and sophisticated and targeted computer crime and cyber-attacks could disrupt our operations by impeding our drug development programs, including delays in our regulatory efforts, the manufacture or shipment of products, the processing of transactions or reporting of financial results, or by causing an unintentional disclosure of confidential information. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. In the ordinary course of our business, we collect and store sensitive data on our network, including IP, proprietary business information, and personal information of our business partners and employees. Despite our efforts to protect sensitive, confidential or personal data or information, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations. Although we have been the target of cyber attacks and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication, the aggregate impact of these attacks on our operations and financial condition has not been material to date. In addition, we and the third parties on which we rely may be more susceptible to security breaches and other security incidents due to many of our and their employees working remotely for some portion of time. While management has taken steps to address these concerns by conducting employee training, implementing certain data and system redundancy, hardening and fail-over along with other network security, comprehensive monitoring of our networks and systems, maintenance of backup and protective systems and other internal control measures, there can be no assurance that the measures we have implemented to date would be sufficient in the event of a system failure, loss of data or security breach. As a result, in the event of such a failure, loss of data or security breach, our financial condition and operating results could be adversely affected.

We could be subject to securities class action litigation, which is expensive and could divert management attention.

In the past, securities class action litigation has often been brought against a company following a significant decline or increase in the market price of its securities or certain significant business transactions. We may become involved in this type of litigation in the future, especially if our clinical trial results are not successful or we enter into an agreement for a significant business transaction. If we face such litigation, it could result in substantial costs and a diversion of management's attention and our resources, which could harm our business. This is particularly true in light of our limited securities litigation insurance coverage.

A variety of risks are associated with operating our business internationally which could materially adversely affect our business.

In the past, we have conducted R&D operations and/or clinical trials in the United States, Canada and Australia. In the future, we expect to conduct certain clinical trials, and plan to seek regulatory approval of DM199, or any future product candidates, outside of the United States. Accordingly, we will be subject to risks related to operating in foreign countries including, among others:

- differing regulatory requirements for drug approvals;
- different standards of care in various countries that could complicate the design of our clinical trials and/or the evaluation of our product candidates;

- different reimbursement systems and different competitive drugs indicated to treat the indications for which our product candidates are or will be developed;
- different United States and foreign drug import and export rules;
- reduced protection for intellectual property rights in certain countries;
- withdrawal from, or revision to or unexpected changes in international trade policies or agreements and the imposition or increases in import and export licensing and other compliance requirements, customs duties and tariffs, import and export quotas and other trade restrictions, license obligations, and other non-tariff barriers to trade;
- the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with that country, company, person or entity;
- economic weakness, including inflation or political instability in particular foreign economies and markets;
- compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;
- compliance with the Foreign Corrupt Practices Act and other anti-corruption and anti-bribery laws;
- foreign taxes, including withholding of payroll taxes;
- foreign currency exchange rate fluctuations, which could result in increased operating expenses and/or reduced revenue, and other obligations incident to doing business in another country;
- difficulties in managing and staffing international operations and increases in infrastructure costs, including legal, tax, accounting, and information technology;
- workforce uncertainty in countries where labor unrest is more common than in the United States;
- production shortages or shipping delays resulting from any events affecting raw material supply or manufacturing capabilities abroad, such as supply chain disruptions, closures and slowdowns caused by COVID-19;
- potential liability resulting from development work conducted by foreign partners or collaborators;
- transportation delays and interruptions;
- business interruptions resulting from natural disasters or geopolitical actions, including war, such as the current war between Russia and Ukraine and the conflict between Israel and Hamas, and terrorism or systems failure, including cybersecurity breaches; and
- compliance with evolving and expansive international data privacy laws, such as the European Union General Data Protection Regulation.

We face the risk of product liability claims, which could exceed our insurance coverage, deplete our cash resources and lead to clinical trial delays.

A risk of product liability claims, and related negative publicity, is inherent in the development of human therapeutics. We are exposed to the risk of product liability claims alleging that use of DM199, or any future product candidate, caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of a product candidate and may be made directly by patients involved in clinical trials of our product candidate, by consumers, healthcare providers or by individuals, organizations or companies selling our products, if and when approved. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm, and could lead to clinical trial delays and could negatively impact existing or future collaborations.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. To protect against potential product liability risks, we carry product liability insurance coverage at a level we deem appropriate for our stage of development. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaboration agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources, and otherwise have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to maintain product liability insurance required by third parties, certain agreements, such as those with clinical trial sites, contract research organizations and other supporting vendors, would be subject to termination, which could have a material adverse impact on our operations.

Some of our agreements with third parties require, and in the future will likely require, us to maintain product liability insurance in at least certain specified minimum amounts. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Our insurance policies are expensive and protect us only from certain business risks, which could leave us exposed to significant uninsured liabilities. Additionally, future fluctuations in insurance cost and availability could adversely affect our operating results or risk management profile.

We hold a number of insurance policies, including, but not limited to, product and general liability insurance, directors' and officers' liability insurance, property insurance and workers' compensation insurance. The costs of maintaining adequate insurance coverage, most notably directors' and officers' liability insurance, have increased significantly during the last few years and may continue to do so in the future, thereby adversely affecting our operating results. If such costs increase, we may be forced to accept lower coverage levels and higher deductibles, which, in the event of a claim, could require significant, unplanned expenditures of cash, which could adversely affect our business. Future potential directors and officers could view our directors' and officers' liability insurance coverage as limited or even inadequate. Limited directors' and officers' liability insurance coverage, or the perception that our directors' and officers' liability insurance coverage is inadequate, may make it difficult to attract and retain directors and officers, and we may lose potential independent board members and management candidates to other companies that have more extensive directors' and officers' liability insurance coverage. In addition, if any of our current insurance coverages should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers.

Scrutiny and evolving expectations from regulators, investors and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing scrutiny from regulators, investors, and other stakeholders related to their environmental, social and governance (ESG) practices and disclosure. For example, during 2022, the SEC proposed new climate disclosure rules, which, if adopted, would require new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions data, information about climate-related targets and goals, transition plans, if any, and extensive attestation requirements. In addition to requiring companies to quantify and disclose direct emissions data, the new rules also would require disclosure of climate impact arising from the operations and uses by the company's business partners and contractors and end-users of the company's products and/or services. We are currently assessing the impact of the new rules, if adopted as proposed, but at this time, we cannot predict the costs of implementation or any potential adverse impacts resulting from the new rules if adopted. However, we may incur increased costs relating to the assessment and disclosure of climate-related risks and increased litigation risks related to disclosures made pursuant to the new rules, either of which could materially and adversely affect our future results of operations and financial condition.

Further, investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, both in our own operations and in our supply chain. Increased ESG-related compliance costs could result in material increases to our overall operational costs. Our ESG practices may not meet the standards of all of our stakeholders and advocacy groups may campaign for further changes. A failure, or perceived failure, to adapt to or comply with regulatory requirements or to respond to investor or stakeholder expectations and standards could negatively impact our business and reputation and have a negative impact on the trading price of our common shares.

We no longer qualify as an emerging growth company, and as a result, we now have to comply with increased public company disclosure and compliance requirements, which may have a negative impact on our business and results of operations.

We no longer qualify as an emerging growth company. As such, we are now subject to certain disclosure and compliance requirements that apply to other public companies but did not previously apply to us due to our status as an emerging growth company. While we remain a smaller reporting company and are still subject to certain scaled disclosure requirements, we expect that the loss of emerging growth company status may still increase our legal and financial compliance costs and cause management and other personnel to divert attention from operational and other business matters to devote substantial time to public company reporting requirements, all of which may have a negative impact on our business and results of operations.

Our business or the value of our common shares could be negatively affected as a result of actions by activist shareholders.

We value constructive input from our shareholders, and our Board of Directors and management team are committed to acting in the best interests of our shareholders. However, shareholders may from time to time engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes or acquire control over the Company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting our operations and

diverting the attention of our Board of Directors and senior management from the pursuit of business strategies. In addition, perceived uncertainties as to our future direction, strategy or leadership created as a consequence of activist shareholder initiatives may result in the loss of potential business opportunities, harm our ability to attract new investors, customers, employees, and joint venture partners, and cause our stock price to experience periods of volatility or stagnation.

Item 1B.   Unresolved Staff Comments

This Item 1B is inapplicable to us as a smaller reporting company.

Item 1C.   Cybersecurity

Cybersecurity, data privacy, and data protection are critical to our business. In the ordinary course of our business, we collect and store certain confidential information such as information about our employees, contractors, vendors, suppliers, and clinical data. We continue to augment the capabilities of our people, processes, and technologies in order to address our cybersecurity risks. Our cybersecurity risks, and the controls designed to mitigate those risks, are integrated into our overall risk management governance and are reviewed yearly by our Board of Directors.

Risk Management and Strategy

As of December 31, 2023, we have implemented cybersecurity and data protection policies and procedures for assessing, identifying, and managing cybersecurity threats. We take a risk-based approach to cybersecurity, which begins with the identification and evaluation of cybersecurity risks or threats that could affect our operations, finances, legal or regulatory compliance, or reputation. The scope of our evaluation encompasses risks that may be associated with both our internally managed IT systems and key business functions and sensitive data operated or managed by third-party service providers, thereby safeguarding our integrated operations. Risks from cybersecurity threats are regularly evaluated as a part of our broader risk management activities and as a fundamental component of our internal control systems. Our employees receive ongoing cybersecurity awareness trainings, including specific topics related to social engineering and email frauds. We use information technology consultants with significant expertise in cybersecurity related to our industry. We utilize advanced technologies for continuous cybersecurity monitoring across our information technology environment which are designed to prevent, detect, and minimize cybersecurity attacks, as well as alert management of such attacks.

Our IT general controls are firmly established based on recognized industry standards and cover areas such as risk management, data backup, and disaster recovery. We have utilized an outsourced IT services vendor to reduce and monitor security threats and vulnerabilities and respond to all cybersecurity incidents affecting us, including prompt escalation and communication of major security incidents to senior business leadership and our Board of Directors.

Governance

Our Board of Directors is responsible for overseeing our cyber security risk management and strategy, including overseeing management's responsibility to assess, manage and mitigate risks associated with our business and operational activities, to administer our various compliance programs, in each case including cybersecurity concerns, and to oversee our IT systems, processes and data. Our senior leadership, including our Chief Executive Officer and Chief Financial Officer, regularly meet with and provides periodic briefings to our Board of Directors regarding our cybersecurity risks and activities, including any recent cybersecurity incidents, if any, and related responses, cybersecurity systems testing, and activities of third parties.

Management has implemented risk management policies and procedures, and management is responsible for the day-to-day cybersecurity risk management. Our Chief Financial Officer is responsible for the day-to-day assessment and management of our cybersecurity risks.

Cybersecurity Threat Disclosure

To date, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect our Company's business strategy, results of operations or financial condition.

For further discussion of cybersecurity risks, please see Item 1A, "Risk Factors".

Item 2.   Properties

Our principal executive offices, together with our research and development operations, are at the office of our wholly owned subsidiary, DiaMedica USA Inc., located at 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota, USA 55305. We lease these premises, which consist of approximately 6,000 square feet, pursuant to a lease that expires in January 2028. We believe that our facilities are adequate for our current needs and that suitable additional space will be available as and when needed on acceptable terms.

Item 3.   Legal Proceedings

Litigation with Pharmaceutical Research Associates Group B.V.

In March 2013, we entered into a clinical research agreement with Pharmaceutical Research Associates Group B.V., acquired by ICON plc as of July 1, 2021, (PRA Netherlands) to perform a double-blinded, placebo-controlled, single-dose and multiple-dose study to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics and proof of concept of DM199 in healthy subjects and in patients with Type 2 diabetes mellitus. In one arm of this study, we enrolled 36 patients with Type 2 diabetes who were treated with two subcutaneous dose levels of DM199 over a 28-day period. This study achieved its primary endpoint and demonstrated that DM199 was well-tolerated. The secondary endpoints for this study, however, were not met. The secondary efficacy endpoints were confounded due to what we believe were significant execution errors caused by protocol deviations occurring at the clinical study site that were unable to be reconciled. To date, we have been unable to obtain the complete study records from PRA Netherlands necessary to generate a final study report. On November 14, 2017, we initiated litigation with PRA Netherlands in the United States District Court, Southern District of New York. The complaint alleged, among other things, that PRA Netherlands failed to conduct the study in accordance with the study protocol and with generally accepted standards for conducting such clinical studies and that PRA Netherlands further refused to provide us with all data, records and documentation, and/or access thereto, related to the study in accordance with the clinical trial study agreement. The complaint sought to compel PRA Netherlands to comply with the terms of the clinical trial study agreement, including providing full study records and to recover damages.

After several procedural stages, we ceased action against PRA Netherlands in the United States and commenced an action in a Dutch Court, which was subsequently moved to the Netherlands Commercial Court (NCC), which specializes in handling international commercial disputes. On November 23, 2022, we filed a petition requesting leave for a prejudgment attachment of all relevant documents in possession of PRA Netherlands, which was granted on November 28, 2022, by the District Court of Northern Netherlands. A representative of the District Court served PRA Netherlands with the prejudgment attachment on or about December 7 and 8, 2022. The case was formally introduced to the NCC on December 28, 2022 and a hearing by the NCC to determine whether we are entitled to take possession of the records seized was scheduled and held on March 16, 2023. On April 21, 2023, the NCC issued a judgment affirming our ownership of the documents related to the clinical studies performed by PRA Netherlands and seized by the Dutch courts in December 2022. The NCC further ordered PRA Netherlands to allow and tolerate the surrender of the documents. Additionally, the NCC found that we were not in breach of any obligation under the clinical study agreement and PRA Netherlands had no basis to suspend the fulfillment of its obligations under the clinical study agreement to provide us all clinical data and access to perform an audit of the study. On June 15, 2023, PRA Netherlands filed an appeal of this decision and requested a hearing with the NCC. The hearing of this case was conducted on December 7, 2023. On February 7, 2024, the NCC issued a judgement in which they found that, although all data related to the study is the rightful property of DiaMedica, they found that there was an insufficient causal link between PRA Netherlands withholding study data and the damages claimed by us. We have 90 days, or until approximately May 7, 2024, to file an appeal of the decision. We are currently evaluating our options.

From time to time, we may be subject to other various ongoing or threatened legal actions and proceedings, including those that arise in the ordinary course of business, which may include employment matters and breach of contract disputes. Such matters are subject to many uncertainties and to outcomes that are not predictable with assurance and that may not be known for extended periods of time. Other than the PRA matter noted above, we are not currently engaged in or aware of any threatened legal actions.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are listed on The Nasdaq Capital Market under the trading symbol "DMAC".

Number of Record Holders

As of March 15, 2024, we had 25 holders of record of our common shares. This does not include persons whose common shares are in nominee or "street name" accounts through brokers or other nominees.

Dividend Policy

We have never declared or paid cash dividends on our common shares, and currently do not have any plans to do so in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Additionally, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors. As a result, our shareholders will likely need to sell their common shares to realize a return on their investment and may not be able to sell their shares at or above the price paid for them.

Purchases of Equity Securities by the Company

We did not purchase any common shares or other equity securities of our company during the fourth quarter ended December 31, 2023.

Recent Sales of Unregistered Equity Securities

We did not sell any unregistered equity securities of our company during the fourth quarter ended December 31, 2023.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the securities of DiaMedica, other than Canadian withholding tax.

Certain Canadian Federal Income Tax Considerations for U.S. Holders

The following is, as of March 15, 2024, a summary of the principal Canadian federal income tax considerations under the *Income Tax Act* (Canada) (Tax Act) generally applicable to a holder of our common shares who, for purposes of the Tax Act and at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) common shares in the course of carrying on a business in Canada, deals at arm's length with us, is not affiliated with us, is not a "specified shareholder" of us (within the meaning of subsection 18(5) of the Tax Act) and holds our common shares as capital property (Holder). A "specified shareholder" for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm's length for the purposes of the Tax Act) owns or has the right to acquire or control 25% or more of the common shares determined on a votes or fair market value basis. Generally, common shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold common shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder, (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) that holds an interest which is a "tax shelter investment" as defined in the Tax Act; or (iv) that has elected to report its tax results in a functional currency other than Canadian currency. Special rules, which are not discussed in this summary, may apply to a Holder that is an "authorized foreign bank" within the meaning of the Tax Act, a partnership or an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act (including the regulations (Regulations) thereunder) in force as of March 1, 2023 and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (CRA) published in writing by the CRA prior to March 1, 2023. This summary takes into account all specific proposals to amend the Tax Act (and the Regulations) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (Tax Proposals) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisors regarding the income tax considerations applicable to them having regard to their particular circumstances.

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Holder by us are subject to Canadian withholding tax at the rate of 25% unless reduced by the terms of an applicable tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (US Treaty), the dividend withholding tax rate is generally reduced to 15% (or 5% in the case of a Holder that is a company that beneficially owns at least 10% of our voting shares) in respect of a dividend paid or credited to a Holder beneficially entitled to the dividend who is resident in the United States for purposes of the US Treaty and whose entitlement to the benefits of the US Treaty is not limited by the limitation of benefits provisions of the US Treaty. Holders are urged to consult their own tax advisors to determine their entitlement to relief under the US Treaty or any other applicable tax treaty as well as their ability to claim foreign tax credits with respect to any Canadian withholding tax, based on their particular circumstances.

Disposition of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes or is deemed to constitute "taxable Canadian property" to the Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

In general, provided the common shares are listed on a "designated stock exchange" (which currently includes The Nasdaq Capital Market) at the date of the disposition, the common shares will only constitute "taxable Canadian property" of a Holder if, at any time within the 60-month period preceding the disposition: (i) such Holder, persons with whom the Holder did not deal at arm's length, partnerships in which the Holder or a person with whom the Holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class or series of the Company's share capital; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, and (D) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (ii)(A) to (C), whether or not the property exists. However, and despite the foregoing, in certain circumstances the common shares may be deemed to be "taxable Canadian property" under the Tax Act.

Holders whose common shares may be "taxable Canadian property" should consult their own tax advisers.

Certain U.S. Federal Income Tax Considerations

The following discussion is generally limited to certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold our common shares as capital assets. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of our common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Although this discussion is generally limited to the U.S. federal income tax considerations to U.S. Holders, the U.S. federal income tax treatment of dividends on and gain on sale or exchange of our common shares by certain "Non-U.S. Holders" (as defined below) is included below at "U.S. Federal Income Taxation of Non-U.S. Holders."

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (IRS) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions presented in this summary. In addition, because the guidance on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (Code), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the United States and Canada (Convention), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is applicable to U.S. Holders who are residents of the United States for purposes of the Convention and who qualify for the full benefits of the Convention. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold common shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment, persons that have a "functional currency" other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power or value) of our common shares, persons that acquire their common shares as part of a compensation arrangement, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds the common shares, the U.S. federal income tax considerations relating to an investment in the common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the common shares.

Persons holding common shares should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder that receives a distribution with respect to the common shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's common shares, the remainder will be taxed as capital gain. However, we cannot provide any assurance that we will maintain or provide earnings and profits determinations in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The U.S. dollar value of any distribution on the common shares made in Canadian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt (or deemed receipt) of such distribution by the U.S. Holder regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars at that time. If the Canadian dollars received are converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally should not recognize currency gain or loss on such conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt (or deemed receipt), a U.S. Holder generally will have a basis in such Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt (or deemed receipt). Any gain or loss on a subsequent conversion or other disposition of such Canadian dollars by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Distributions on the common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute "passive category income." Because we are not a United States corporation, such dividends will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a "qualified foreign corporation" to a U.S. Holder who is an individual, trust or estate will generally be treated as "qualified dividend income" and are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under "Passive Foreign Investment Company Considerations"), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its own tax advisors regarding the availability of the reduced tax rate on dividends.

If a U.S. Holder is subject to Canadian withholding tax on dividends paid on the holder's common shares (see discussion above under "Certain Canadian Federal Income Tax Considerations for U.S. Holders—Dividends"), the U.S. Holder may be eligible, subject to a number of complex limitations, to claim a credit against its U.S. federal income tax for the Canadian withholding tax imposed on the dividends. However, if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of our common shares it is possible that a portion of any dividends we pay will be considered U.S. source income in proportion to our U.S. source earnings and profits, which could limit the ability of a U.S. Holder to claim a foreign tax credit for the Canadian withholding taxes imposed in respect of such a dividend, although certain elections may be available under the Code and the Convention to mitigate these effects. A U.S. Holder may claim a deduction for the Canadian withholding tax in lieu of a credit, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of common shares. The amount of gain recognized will equal the excess of the amount realized (i.e., the amount of cash plus the fair market value of any property received) over the U.S. Holder's adjusted tax basis in the common shares sold or exchanged. The amount of loss recognized will equal the excess of the U.S. Holder's adjusted tax basis in the common shares sold or exchanged over the amount realized. Such capital gain or loss generally will be long-term capital gain or loss if, on the date of sale, exchange or other disposition, the common shares were held by the U.S. Holder for more than one year. Net long-term capital gain derived by a non-corporate U.S. Holder with respect to capital assets is currently subject to tax at reduced rates. The deductibility of a capital loss is subject to limitations. Any gain or loss recognized from the sale, exchange or other disposition of common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code.

Passive Foreign Investment Company Considerations

General Rule. In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. The percentage of a corporation's assets that produce or are held for the production of passive income generally is determined based upon the average ratio of passive assets to total assets calculated at the end of each measuring period. Calculation of the value of assets at the end of each measuring period is generally made at the end of each of the four quarters that make up the company's taxable year, unless an election is made to use an alternative measuring period (such as a week or month). The "weighted average" of those periodic values is then used to determine the value of assets for the passive asset test for the taxable year. In proposed regulations section 1.1297-1(d)(2), a limited exception to the passive asset test valuation rules is provided for the treatment of working capital in order to take into account the short-term cash needs of operating companies. This working capital rule provides that an amount of cash held in a non-interest bearing account that is held for the present needs of an active trade or business and is no greater than the amount reasonably expected to cover 90 days of operating expenses incurred in the ordinary course of the trade or business of the foreign corporation (for example, accounts payable for ordinary operating expenses or employee compensation) is not treated as a passive asset. The Treasury Department and the IRS indicated that they continue to study the appropriate treatment of working capital for purposes of the passive asset test. In determining whether a foreign corporation is a PFIC, a proportionate share of the items of gross income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) are taken into account.

PFIC Status Determination. Although the tests for determining PFIC status for any taxable year are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our common shares, and the amount and type of our gross income, based on those tests: (i) we believe that we were a PFIC for the taxable year ended December 31, 2016, and (ii) we do not believe that we were a PFIC for any of the taxable years ended December 31, 2017 through December 31, 2021, and (iii) we believe that we were a PFIC for the taxable year ended December 31, 2023. Our status as a PFIC is a fact-intensive determination made on an annual basis, and we cannot provide any assurance regarding our PFIC status for the taxable year ending December 31, 2023 or for subsequent taxable years. U.S. Holders who own our common shares for any period during which we are a PFIC will be required to file IRS Form 8621 for each tax year during which they hold our common shares. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. However, the determination of our PFIC status is made annually after the close of each taxable year and it is difficult to predict before such determination whether we will be a PFIC for any given taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS will agree with our conclusion. No assurance can be provided regarding our PFIC status, and neither we nor our United States counsel expresses any opinion with respect to our PFIC status.

PFIC Consequences. If we are a PFIC at any time when a non-corporate U.S. Holder owns common shares, and such U.S. Holder does not make a "qualified electing fund" election (QEF election) or a "mark-to-market" election, both as described below, such U.S. Holder will generally be subject to federal tax under the excess distribution rules (described below). Under such rules, additional taxes and interest charges would apply to certain distributions by us or to gain upon dispositions of our common shares. If neither of such elections are made, the excess distribution rules apply to (1) distributions paid during a taxable year that are greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder's holding period for the common shares, and (2) any gain recognized on a sale, exchange or other disposition (which would include a pledge or transfer by gift or death) of common shares. Under the excess distribution rules, the non-corporate U.S. Holder's tax liability will be determined by allocating such distribution or gain ratably to each day in the U.S. Holder's holding period for the common shares. The amount allocated to the current taxable year (*i.e.*, the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we were a PFIC during such holding period will be taxed as ordinary income earned in the current taxable year and the preferential tax rate applicable to capital gains or dividends received on our common shares would not be available. The amount allocated to other taxable years (*i.e.*, prior years in which we were a PFIC) will be taxed at the highest marginal rate in effect (for individuals or corporations as applicable) for ordinary income in each such taxable year, and an interest charge, generally applicable to the underpayment of tax, will be added to the tax and the preferential tax rate applicable to capital gains or dividends received on our common shares would not be available. These adverse tax consequences would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. In addition, if a non-electing U.S. Holder who is an individual dies while owning our common shares, such U.S. Holder's successor generally would not receive a step-up in tax basis with respect to such common shares, but instead would have a tax basis equal to the lower of the fair market value of such common shares or the decedent's tax basis in such common shares. Newly proposed regulations, that are not yet effective, address domestic partnerships and S corporations that own stock in a PFIC for which a QEF election or "mark-to-market" election could be made. Currently, only the domestic partnership or S corporation (and not the partners or S corporation shareholders) can make these elections. The proposed regulations would reverse the current rule so that only the partners or S corporation shareholders — not the partnership or S corporation — could make the elections. These proposed regulations would only apply to partnership or S corporation shareholders' tax years beginning on or after the date they are issued in final form.

QEF Election. The tax considerations that would apply if we were a PFIC would be different from those described above if a U.S. Holder were able to make a valid QEF election. For each year that we meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income its pro rata share of our ordinary income and net capital gains, if any, as determined under U.S. federal income tax principles. The U.S. Holder's adjusted tax basis in our common shares would be increased by the amount of such inclusions. An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder's adjusted tax basis in our common shares. Gain realized from the sale of our common shares covered by a QEF election would be taxed as a capital gain and the denial of the basis step-up at death described above would not apply. Generally, a QEF election must be made by the U.S. Holder in a timely filed tax return for the first taxable year in which the U.S. Holder held our common shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A separate QEF election would need to be made for any of our subsidiaries that are classified as a PFIC. A QEF election is made on IRS Form 8621. U.S. Holders will be eligible to make QEF elections only if we agree to provide U.S. Holders with the information they will need to comply with the QEF rules. In the event we become a PFIC, we intend to provide all information and documentation that a U.S. Holder making a QEF election is required to obtain for U.S. federal income tax purposes (*e.g.,* the U.S. Holder's pro rata share of ordinary income and net capital gain, and a "PFIC Annual Information Statement" as described in applicable U.S. Treasury regulations).

Mark-to-Market Election. As an alternative to a QEF election, a U.S. Holder may also mitigate the adverse tax consequences of PFIC status by timely making a "mark-to-market" election, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the increase in the fair market value of the common shares and deduct from gross income the decrease in the value of such shares during each of its taxable years, but with losses limited to the amount of previously recognized net gains. The U.S. Holder's tax basis in the common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. If a mark-to-market election with respect to our common shares is in effect on the date of a U.S. Holder's death, the tax basis of the common shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the common shares. Any gain from a sale, exchange or other disposition of the common shares in any taxable year in which we are a PFIC (*i.e.*, when we meet the gross income test or asset test described above) would be treated as ordinary income and any loss from a sale, exchange or other disposition would be treated first as an ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as a capital loss. If we cease to

be a PFIC, any gain or loss recognized by a U.S. Holder on the sale or exchange of the common shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for "marketable stock." Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The common shares should be marketable stock as long as they are listed on The Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the common shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we again become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder's mark-to-market election. Whether our common shares are regularly traded on a qualified exchange is an annual determination based on facts that, in part, are beyond our control. Accordingly, a U.S. Holder might not be eligible to make a mark-to-market election to mitigate the adverse tax consequences if we are characterized as a PFIC.

Election Tax Risks. Certain economic risks are inherent in making either a QEF Election or a mark-to-market election. If a QEF Election is made, it is possible that earned income will be reported to a U.S. shareholder as taxable income and income taxes will be due and payable on such an amount. A U.S. shareholder of our common shares may pay tax on such "phantom" income, i.e., where income is reported to it pursuant to the QEF Election, but no cash is distributed with respect to such income. There is no assurance that any distribution or profitable sale will ever be made regarding our common shares, so the tax liability may result in a net economic loss. A mark-to-market election may result in significant share price gains in one year causing a significant income tax liability. This gain may be offset in another year by significant losses. If a mark-to-market election is made, this highly variable tax gain or loss may result in substantial and unpredictable changes in taxable income. The amount included in income under a mark-to-market election may be substantially greater than the amount included under a QEF election. Both the QEF and mark-to-market elections are binding on the U.S. shareholder for all subsequent years that the U.S. shareholder owns our shares unless permission to revoke the election is granted by the IRS.

Purging Election. If we are a PFIC at any time when a U.S. Holder holds our common shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares even if we cease to meet the PFIC gross income test or asset test in a subsequent year. However, if we cease to meet these tests, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election (a Purging Election) to recognize gain by making a "deemed sale" election with respect to all of the U.S. Holder's common shares and have such common shares deemed to be sold at their fair market value on the last day of the last taxable year during which we were a PFIC. The shareholder makes a purging election under Code section 1298(b)(1) and regulations section 1.1298–3 on IRS Form 8621 attached to the shareholder's tax return (including an amended return), or requests the consent of the IRS Commissioner to make a late election under Code section 1298(b)(1) and regulations section 1.1298–3(e) (late purging election) on Form 8621-A. In addition, for a U.S. Holder making such an election, a new holding period would be deemed to begin for our common shares for purposes of the PFIC rules. After the Purging Election, the common shares with respect to which the Purging Election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

Each U.S. person who is a shareholder of a PFIC generally must file an annual report (on IRS Form 8621) with the IRS containing certain information, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. Should we be classified as a PFIC during a U.S. Holder's holding period for our common shares, each such U.S. Holder should consult their own tax advisors with respect to the possibility of making these elections and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. In addition, the possibility of us being classified as a PFIC may deter certain U.S. investors from purchasing our common shares, which could have an adverse impact on the market price of our common shares and our ability to raise additional financing by selling equity securities, including our common shares.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares in the event we are considered a PFIC.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) with adjusted income exceeding certain thresholds, will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the common shares, and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF election will be required to recalculate its basis in the common shares excluding any QEF election basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and PFICs that are subject to a QEF election and that are held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF election income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common shares, other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes, that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder". Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

- the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed above relating to the general taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Information Reporting with Respect to Foreign Financial Assets

U.S. individuals that own "specified foreign financial assets" (as defined in Section 6038D of the Code) with an aggregate fair market value exceeding certain threshold amounts generally are required to file an information report on IRS Form 8938 with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also any stock or security issued by a non-U.S. person, such as our common shares, unless held in accounts maintained by certain financial institutions. Upon the issuance of future U.S. Treasury regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of

limitations with respect to federal income tax returns filed by a U.S. Holder. U.S. Holders should consult their own tax advisors regarding the possible implications of these U.S. Treasury regulations for an investment in our common shares.

Special Reporting Requirements for Transfers to Foreign Corporations

A U.S. Holder that acquires common shares generally will be required to file IRS Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of our common shares, or (2) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the acquisition exceeds USD $100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Information Reporting and Backup Withholding

Dividends on and proceeds from the sale or other disposition of common shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the U.S. holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, (2) the U.S. Holder is notified by the IRS that backup withholding applies, or (3) the payment is described in certain other categories of persons.

If you sell your common shares through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States, unless you certify that you are a non-U.S. person, under penalty of perjury, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A U.S. HOLDER. EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

Item 6.   [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon accounting principles generally accepted in the United States of America and discusses the financial condition and results of operations for DiaMedica Therapeutics Inc. and our subsidiaries for the years ended December 31, 2023 and 2022.

This discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from the forward-looking statements as a result of these risks and uncertainties. See "*Cautionary Note Regarding Forward-Looking Statements*" for additional cautionary information.

Business Overview

We are a clinical stage biopharmaceutical company committed to improving the lives of people suffering from serious diseases. Our lead candidate DM199 is the first pharmaceutically active recombinant (synthetic) form of the human tissue kallikrein-1 (KLK1) protein to be clinically studied in patients. KLK1 is an established therapeutic modality in Asia, with human urinary KLK1, for the treatment of acute ischemic stroke and porcine KLK1 for the treatment of cardio renal disease, including hypertension. We have also produced a potential novel treatment for severe inflammatory diseases, DM300, which is currently in the early preclinical stage of development. Our long-term goal is to use our patented and in-licensed technologies to establish our Company as a leader in the development and commercialization of therapeutic treatments from novel recombinant proteins. Our current focus is on the treatment of acute ischemic stroke (AIS) and cardio renal disease (CRD). We plan to advance DM199, our lead drug candidate, through required clinical trials to create shareholder value by establishing its clinical and commercial potential as a therapy for AIS and CRD.

DM199 is a recombinant form of human tissue kallikrein-1 (KLK1). KLK1 is a serine protease (protein) produced primarily in the kidneys, pancreas and salivary glands, which plays a critical role in the regulation of local blood flow and vasodilation (the widening of blood vessels which decreases vascular resistance) in the body, as well as an important role in inflammation and oxidative stress (an imbalance between potentially damaging reactive oxygen species, or free radicals, and antioxidants in your body). We believe DM199 has the potential to treat a variety of diseases where healthy functioning requires sufficient activity of KLK1 and its system, the kallikrein-kinin system (KKS).

Our product development pipeline is as follows:

	Program	Product	Preclinical	Phase I	Phase 2	Pivotal
Neuro	Acute Ischemic Stroke (AIS): Primary: Stroke Recovery (mRS 0-1)	DM199 IV/SC	ReMEDy2 Pivotal Phase 2/3 - Now recruiting			
Cardio-Renal	Undisclosed	DM199	Phase 2 Ready			
Other	Severe Inflammatory Diseases	DM300	Preclinical			

AIS Phase 2/3 ReMEDy2 Trial

We are currently conducting our ReMEDy2 clinical trial of DM199 for the treatment of AIS. ReMEDy2 clinical trial is a Phase 2/3, adaptive design, randomized, double-blind, placebo-controlled trial intended to enroll approximately 350 patients at up to 100 sites globally. Patients enrolled in the trial will be treated with either DM199 or placebo within 24 hours of the onset of AIS symptoms. The trial excludes patients treated with tissue plasminogen activator (tPA), a thrombolytic agent intended to dissolve blood clots, and those with large vessel occlusions. The study population is representative of the approximately 80% of AIS patients who do not have treatment options today, primarily due to the limitations on treatment with tPA and/or mechanical thrombectomy. The primary endpoint of the ReMEDy2 trial is physical recovery from stroke as measured by the well-established modified Rankin Scale (mRS) at day 90, specifically recovering to an mRS score of 0-1 (mRS range of 0-6). We believe that the proposed trial has the potential to serve as a pivotal registration study of DM199 in this patient population.

We voluntarily paused participant enrollment in the ReMEDy2 trial in May 2022 to investigate three unexpected instances of clinically significant hypotension (low blood pressure) occurring shortly after initiation of the intravenous (IV) dose of DM199. The acutely low blood pressure levels in the three participants recovered back to their baseline blood pressure within minutes after the IV infusion was stopped, and the participants suffered no injuries. On July 6, 2022, we announced that the FDA placed a clinical hold on the investigational new drug application (IND) for our ReMEDy2 trial and the clinical hold was subsequently lifted in June 2023. In our request for lifting of the clinical hold, we submitted to the FDA in-vitro data supporting that the cause of the hypotensive events was likely related to switching to a new type of IV bag for use in the ReMEDy2 trial, as well as results of an additional in-use, in vitro stability study of all of the materials and equipment used in the IV administration of DM199, which included testing the combination of the IV bag, IV tubing and mechanical infusion pump, to further rule out any other cause of the hypotension events. We also modified the protocol to mitigate the risk of future hypotensive events, including a reduction in the DM199 dose level for the initial IV dose to effectively match the well tolerated IV dose administered in the ReMEDy1 trial.

Concurrently with performing the requested in-use study, we also conducted a Phase 1C open label, single ascending dose (SAD) study of DM199 administered with the PVC IV bags used in the ReMEDy2 trial. The purpose of the study was to confirm, with human data, the DM199 blood concentration levels achieved with the IV dose and further evaluate safety and tolerability. We also included a cohort of hypertensive patients being treated with ACEi prior to enrolling. All ACEi patients received the full IV dose at the 0.5 µg/kg level with no instances of hypotension. We believe that these results provide further assurance to potential investigators that ACEi patients may be safely included in the ReMEDy2 trial.

Prior to the clinical hold of our ReMEDy2 trial, we had experienced slower than expected site activations and enrollment in our ReMEDy2 trial and may continue to experience these conditions as we activate additional clinical sites and enroll participants. We believe this was due primarily to clinical staff shortages resulting from layoffs and employee burnout, the reallocation of clinical nurses to COVID-19 care, particularly during surges in COVID-19 cases, a loss of study coordinators resulting from budget constraints and COVID-19 vaccination requirements and concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility. In an effort to mitigate the impact of these factors, we have worked with our contract research organization to develop alternative procedures to support study sites and potential participants as needed. We intend to continue to monitor the results of these efforts or implement additional actions to mitigate the impact of these factors on our ReMEDy2 trial, however no assurances can be provided as to if and when these issues will resolve.

Cardio Rental Program

We plan to disclose additional data related to blood pressure control as part of supporting our plans for our cardio renal program, which we expect to disclose in 2024.

DM300

We have also produced a potential novel treatment for severe inflammatory diseases, DM300, which is currently in the early preclinical stage of development.

Financial Overview

We have not generated any revenues from product sales. Since our inception, we have financed our operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants. We have incurred losses in each year since our inception. Our net losses were $19.4 million and $13.7 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $115.6 million. Substantially all of our operating losses resulted from expenses incurred in connection with our product candidate development programs, our primary R&D activities, and general and administrative (G&A) support costs associated with our operations and status as a publicly listed company.

We expect to continue to incur significant expenses and increased operating losses for at least the next several years. We anticipate that our quarterly expenses will increase relative to recent prior periods as we expand our ReMEDy2 trial globally and enrollment increases. Our efforts to expand our team to provide support for our operations and maintaining, expanding and protecting our intellectual property portfolio will also likely contribute to such increases.

While we expect our rate of future negative cash flow per month will generally increase as we globally expand our ReMEDy2 trial, we expect our current cash resources will be sufficient to allow us to continue our ReMEDy2 trial and otherwise fund our planned operations for at least the next 12 months from the date of issuance of the consolidated financial statements included in this report. However, the amount and timing of our future funding requirements will depend on many factors, including the timing and results of our ongoing development efforts, and the global expansion of our ReMEDy2 trial, specifically the rate of site activations and enrollment, the ongoing effects on our trial of COVID-19, including site staffing shortages, and competition for research staff due to other neurologic trials. Other factors, such as the potential expansion of our current and new development programs, and operating expenses incurred in connection with such activities may also contribute to fluctuations in the amount and timing of our future funding requirements. We may require significant additional funds earlier than we currently expect and there is no assurance that we will not need or seek additional funding prior to such time. We may elect to raise additional funds even before we need them if market conditions for raising additional capital are favorable.

Components of Our Results of Operations

Research and Development Expenses

We incurred R&D expenses of $13.1 million and $7.8 million for the years ended December 31, 2023 and 2022, respectively. R&D expenses consist primarily of fees paid to external service providers such as contract research organizations; clinical support services; clinical development including clinical site costs; outside nursing services and laboratory testing; and preclinical trials; fees paid to our contract manufacturing and development organizations and outside laboratories for development of DM199 and related manufacturing processes; costs for production runs of DM199; salaries, benefits, share-based compensation; and other personnel costs. Over the past approximately ten years, our R&D efforts have been primarily focused on developing DM199. At this time, due to the risks inherent in the clinical development process and the clinical stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in developing DM199 through marketing approval or any of our preclinical development programs. The process of conducting clinical studies necessary to obtain regulatory approval and manufacturing scale-up to support expanded development and potential future commercialization is costly and time consuming. Any failure by us or delay in completing clinical studies, manufacturing scale-up or in obtaining regulatory approvals could lead to increased R&D expenses and, in turn, have a material adverse effect on our results of operations.

General and Administrative Expenses

We incurred G&A expenses of $8.2 million and $6.2 million for the years ended December 31, 2023 and 2022, respectively. G&A expenses consist primarily of salaries and related benefits, including share-based compensation related to our executive, finance, business development and support functions. G&A expenses also include insurance, including directors and officers liability coverage, rent and utilities, travel expenses, patent costs, and professional fees, including for auditing, tax and legal.

Other Income, Net

Other income, net consists primarily of interest income earned on marketable securities.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 3 to our consolidated financial statements included elsewhere in this report, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Research and Development Costs

R&D costs include expenses incurred in the conduct of human clinical trials such as fees paid to external service providers such as contract research organizations; clinical support services; clinical development including clinical site costs; outside nursing services and laboratory testing. R&D costs also include non-clinical research studies; fees paid to contract manufacturing and development organizations and outside laboratories for the development of DM199 and related manufacturing processes; and costs to produce sufficient amounts of the DM199 compound for use in our clinical studies; consulting resources with specialized expertise related to execution of our development plan for our DM199 product candidate; and personnel costs, including salaries, benefits and share-based compensation.

We charge R&D costs to expense when incurred. Our human clinical trials are performed at clinical trial sites and are generally administered by us with assistance from contract research organizations (CROs), and include outside service providers such as outside nursing services, testing laboratories and data coordination and collection. Costs of setting up clinical trial sites are accrued upon execution of the trial agreement. Expenses related to the performance of clinical trials are accrued based on contracted amounts and the achievement of agreed upon milestones, such as participant enrollment, participant follow-up, etc. While we utilize electronic data capture systems to facilitate the transmission and capture of clinical trial activity, such information is often incomplete or delayed. Therefore we are required to estimate levels of performance under each significant contract, including, among other things, the extent of participant enrollment, the extent of supporting services performed and other activities through communications with the clinical trial sites, CROs and supporting vendors and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual work performed at each clinical trial site and by each CRO or supporting vendor.

Share-based Compensation

We account for all share-based compensation awards using a fair value method. The cost of employee and non-employee services received in exchange for awards of equity instruments is measured and recognized based on the estimated grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period. We record forfeitures in the periods in which they occur.

The fair value of share-based awards is estimated using the Black-Scholes option pricing model. The determination of the fair value of share-based awards is affected by our common share price, as well as assumptions regarding a number of complex and subjective variables. Risk-free interest rates are based upon United States Government securities rates appropriate for the expected term of each award. Expected volatility rates are based on the historical volatility equal to the expected term of the option. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term of options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past.

The assumptions used in calculating the fair value under the Black-Scholes option valuation model are set forth in the following table for options issued by us for the years ended December 31, 2023 and 2022:

	2023	2022
Common share fair value	$1.57 – $3.24	$1.47 – $3.88
Risk-free interest rate	3.5 – 4.6%	1.4 – 3.6%
Expected dividend yield	0%	0%
Expected option life (in years)	5.0 – 5.7	5.0 – 5.6
Expected stock price volatility	101.7 – 108.1%	102.1 – 104.0%

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,	
	2023	2022
Research and development expense	$ 13,110	$ 7,839
General and administrative expense	8,157	6,162
Other income, net	(1,929)	(353)

Research and Development Expenses

R&D expenses increased to $13.1 million for the year ended December 31, 2023, up from $7.8 million in the prior year. The increase was driven principally by costs incurred for the in-use studies performed to address the recently lifted clinical hold on our ReMEDy2 AIS trial, costs incurred for the Phase 1C study and increased manufacturing and process development costs for DM199. Also contributing to the increase were higher personnel costs, including non-cash share-based compensation, associated with expanding the clinical team. We expect our R&D expenses to increase moderately as we globally expand the ReMEDy2 trial. The increases will be moderated by the completion of the REDUX and Phase 1C trials during 2023.

General and Administrative Expenses

G&A expenses were $8.2 million and $6.2 million for the year ended December 31, 2023 and 2022, respectively. This increase was primarily driven by increased legal fees incurred in connection with our lawsuit against PRA Netherlands and increased personnel costs incurred in conjunction with expanding our team. Increased costs for patent prosecution and non-cash share-based compensation also contributed to the increase. We expect that G&A expenses will remain steady or decline slightly as compared to prior periods.

Other Income, Net

Other income, net, was $1.9 million for the year ended December 31, 2023 compared to $0.4 million for 2022. This increase was driven by increased interest income recognized during 2023 as compared to 2022, related to both higher interest rates and increased marketable securities balances during 2023.

Liquidity and Capital Resources

The following tables summarize our liquidity and capital resources as of December 31, 2023 and 2022 and cash flows for each of the years ended December 31, 2023 and 2022, and are intended to supplement the more detailed discussion that follows (in thousands):

Liquidity and Capital Resources	December 31, 2023	December 31, 2022
Cash, cash equivalents and marketable securities	$ 52,895	$ 33,502
Total assets	54,160	34,395
Total current liabilities	2,786	2,168
Total shareholders' equity	51,057	31,827
Working capital	50,889	31,667

	Year Ended December 31,	
Cash Flow Data	2023	2022
Cash flow provided by (used in):		
Operating activities	$ (18,728)	$ (11,511)
Investing activities	(18,299)	11,538
Financing activities	36,842	(6)
Net increase (decrease) in cash and cash equivalents	$ (185)	$ 21

Liquidity and Capital Resources

We had cash, cash equivalents and marketable securities of $52.9 million, current liabilities of $2.8 million and working capital of $50.9 million as of December 31, 2023, compared to $33.5 million in cash, cash equivalents and marketable securities, $2.2 million in current liabilities and $31.7 million in working capital as of December 31, 2022. The increases in our combined cash, cash equivalents and marketable securities and in our working capital were due primarily to the net proceeds received from our April and June 2023 private placements, partially offset by cash used to fund our operations.

Cash Flows

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was $18.7 million compared to $11.5 million for the year ended December 31, 2022. The increase in cash used in operating activities is driven primarily by our higher net loss and increased amortization of discounts on purchased marketable securities, partially offset by non-cash share-based compensation and the effects of the changes in operating assets and liabilities during 2023.

Investing Activities

Investing activities consist primarily of purchases and maturities of marketable securities. Net cash used in investing activities was $18.3 million for the year ended December 31, 2023 compared to net cash provided by investing activities of $11.5 million for the year ended December 31, 2022. This change resulted primarily from the timing of maturities and, in the current year, investments of the net proceeds from our June 2023 private placement.

Financing Activities

Net cash provided by financing activities was $36.8 million for the year ended December 31, 2023 consisting primarily of net proceeds from the sale of common shares in our April and June 2023 private placements. For the year ended December 31, 2022, net cash used in financing activities of $6,000 was comprised entirely of principal payments on finance lease obligations.

Capital Requirements

Since our inception, we have incurred losses while advancing the R&D of our DM199 product candidate. We have not generated any revenues from product sales and do not expect to do so for at least three to four years. We do not know when or if, we will generate any revenues from product sales or out-licensing of our DM199 product candidate or any future product candidate. We do not expect to generate any revenue from product sales unless and until we obtain regulatory approval. We expect to continue to incur substantial operating losses until such time as any future product sales, licensing fees, milestone payments and/or royalty payments are sufficient to generate revenues to fund our continuing operations. We expect our operating losses to increase as compared to prior periods as we continue the research, development and clinical studies of, and seek regulatory approval for, our DM199 product candidate, including, in particular, the resumption and global expansion of our ReMEDy2 trial. In the long-term, subject to obtaining regulatory approval of our DM199 product candidate, or any future product candidate, and in the absence of the assistance of a strategic partner, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution.

Accordingly, and notwithstanding the completion of our April and June 2023 private placements from which we received aggregate net proceeds of $36.8 million, we expect we will need substantial additional capital to further our R&D activities, current and anticipated future clinical studies, regulatory activities and otherwise develop our product candidate, DM199, or any future product candidate, to a point where the product candidate may be out-licensed or commercially sold. Although we are striving to achieve these plans, there is no assurance that these and other strategies will be achieved or that additional funding will be obtained on favorable terms or at all. We expect our rate of future negative cash flow per month will vary depending on our clinical activities and the timing of expenses incurred and will increase as we resume and globally expand our ReMEDy2 trial. We expect our current cash resources will be sufficient to continue our ReMEDy2 trial and otherwise fund our planned operations for at least the next twelve months from the date of issuance of the consolidated financial statements included in this report. However, the amount and timing of our future funding requirements will depend on many factors, including the timing and results of our ongoing development efforts, and specifically our ReMEDy2 trial, the rate of site activation and enrollment in such trial, the effects on such trial of COVID-19, site staffing shortages, competition for research staff and trial subjects due to other stroke trials, and other factors, as well as the potential expansion of our current and potential new development programs, and operating expenses incurred in connection with such activities. We may require significant additional funds earlier than we currently expect and there is no assurance that we will not need or seek additional funding prior to such time, especially if market conditions for raising additional capital are favorable.

Historically, we have financed our operations primarily from sales of equity securities and the exercise of warrants and stock options, and we expect to continue this practice for the foreseeable future. Our most recent equity financing was our June 2023 private placement in which we issued and sold an aggregate of 11,011,406 common shares pursuant to a securities purchase agreement at a purchase price of $3.40 per share to accredited investors, or $3.91 per share in the case of our participating directors and officers. As a result of the offering, we received gross proceeds of $37.5 million, which resulted in net proceeds to us of approximately $36.1 million, after deducting offering expenses. We do not have any existing credit facilities under which we could borrow funds. We may seek to raise additional funds through various sources, such as equity or debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs or on terms acceptable to us. This is particularly true if our clinical data is not positive or economic and market conditions deteriorate.

To the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our shareholders will be diluted. Debt financing, if available, may involve agreements that include conversion discounts, pledging our intellectual property as collateral or covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, or strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. The availability of financing will be affected by our clinical data and other results of scientific and clinical research; the ability to attain regulatory approvals and other regulatory actions; market acceptance of our product candidates; the state of the capital markets generally with particular reference to pharmaceutical, biotechnology and medical companies; the status of strategic alliance agreements; and other relevant commercial considerations.

If adequate funding is not available when needed, we may be required to scale back our operations by taking actions that may include, among other things, implementing cost reduction strategies, such as reducing use of outside professional service providers, reducing the number of our employees or employee compensation, modifying or delaying the development of our DM199 product candidate; licensing to third parties the rights to commercialize our DM199 product candidate for AIS, CRD or other indications that we would otherwise seek to pursue, or otherwise relinquishing significant rights to our technologies, future revenue streams, research programs or product candidates or granting licenses on terms that may not be favorable to us; and/or divesting assets or ceasing operations through a merger, sale, or liquidation of our company.

Commitments and Contingencies

In the normal course of business, we incur obligations to make future payments as we execute our business plan. These obligations may relate to preclinical or clinical studies, manufacturing or manufacturing process development and other related or supporting activities. Currently, these obligations include costs to be incurred with contract research organizations, central laboratory and pharmacy services, clinical study sites, home nursing services, various other vendors supporting the performance of our clinical trials and contract manufacturing and development organizations. The contracts we enter into with these vendors and the commitments within these contracts are subject to significant variability based upon the actual activities/services performed by each vendor. As a result, the ultimate amounts due may be materially different as these obligations are affected by, among other factors, the number and pace of clinical study sites activated, the number of participants enrolled, the amount of time to complete trial enrollment and the time required to finalize, analyze and report our clinical trial results. Clinical research agreements are generally cancelable upon up to 60-90 days' notice, with our obligation limited to costs incurred up to that date, including any non-cancelable costs. Cancelation terms for product manufacturing and process development contracts vary and are generally dependent upon timelines for sourcing research materials and reserving laboratory time. As of December 31, 2023, we estimate that our outstanding commitments, including such cancellable contracts, are approximately $15.3 million over the next 12 months and approximately $12.5 million in the following 12 months.

As of December 31, 2023, we had future operating lease obligation totaling approximately $396,000 over the remainder of the lease, of which approximately $80,000 is due over the next 12 months.

We have entered into a license agreement with Catalent Pharma Solutions, LLC (Catalent) whereby we have licensed certain gene expression technology and we contract with Catalent for the manufacture of DM199. Under the terms of this license, certain milestone and royalty payments may become due under this agreement and are dependent upon, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain As of December 31, 2023, one milestone payment obligation remains which is tied to the first commercial sale. Following the launch of our first product, we will also incur a royalty of less than 1% on net sales. The royalty term is indefinite but the license agreement may be canceled by us on 90 days' prior written notice. The license may not be terminated by Catalent unless we fail to make required milestone and royalty payments.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

This Item 7A is inapplicable to DiaMedica as a smaller reporting company and has been omitted pursuant to Item 305(e) of SEC Regulation S-K.

Item 8.   Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of DiaMedica Therapeutics Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DiaMedica Therapeutics Inc. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved or are especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Baker Tilly US, LLP

We have served as the Company's auditor since 2018.
Minneapolis, MN
March 19, 2024

DiaMedica Therapeutics Inc.
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,543	$ 4,728
Marketable securities	48,352	28,774
Prepaid expenses and other assets	411	251
Amounts receivable	369	82
Total current assets	53,675	33,835
Non-current assets:		
Operating lease right-of-use asset	354	424
Property and equipment, net	131	136
Total non-current assets	485	560
Total assets	$ 54,160	$ 34,395
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 926	$ 734
Accrued liabilities	1,777	1,365
Finance lease obligation	3	6
Operating lease obligation	80	63
Total current liabilities	2,786	2,168
Non-current liabilities:		
Finance lease obligation, non-current	1	4
Operating lease obligation, non-current	316	396
Total non-current liabilities	317	400
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Common shares, no par value; unlimited authorized; 37,958,000 and 26,443,067 shares issued and outstanding, as of December 31, 2023 and 2022, respectively	—	—
Paid-in capital	166,609	128,078
Accumulated other comprehensive income (loss)	6	(74)
Accumulated deficit	(115,558)	(96,177)
Total shareholders' equity	51,057	31,827
Total liabilities and shareholders' equity	$ 54,160	$ 34,395

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

| | Year Ended December 31, | |
	2023	2022
Operating expenses:		
Research and development	$ 13,110	$ 7,839
General and administrative	8,157	6,162
Total operating expenses	21,267	14,001
Operating loss	(21,267)	(14,001)
Other income:		
Other income, net	1,929	353
Total other income, net	1,929	353
Loss before income tax expense	(19,338)	(13,648)
Income tax expense	(43)	(28)
Net loss	(19,381)	(13,676)
Other comprehensive income (loss)		
Unrealized gain (loss) on marketable securities	80	(23)
Net loss and comprehensive loss	$ (19,301)	$ (13,699)
Basic and diluted net loss per share	$ (0.60)	$ (0.52)
Weighted average shares outstanding – basic and diluted	32,566,723	26,443,067

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Consolidated Statements of Shareholders' Equity
(In thousands, except share amounts)

	Common Shares	Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders' Equity
Balances at December 31, 2021	26,443,067	$ 126,576	$ (51)	$ (82,501)	$ 44,024
Share-based compensation expense..	—	1,502	—	—	1,502
Unrealized loss on marketable securities....................................	—	—	(23)	—	(23)
Net loss	—	—	—	(13,676)	(13,676)
Balances at December 31, 2022	26,443,067	$ 128,078	$ (74)	$ (96,177)	$ 31,827
Issuance of common shares, net of offering costs of $1.4 million	11,480,156	36,848	—	—	36,848
Issuance of common shares in settlement of deferred stock units...	17,621	—	—	—	—
Issuance of common shares in settlement of restricted stock units...	17,156	—	—	—	—
Share-based compensation expense..	—	1,683	—	—	1,683
Unrealized gain on marketable securities....................................	—	—	80	—	80
Net loss	—	—	—	(19,381)	(19,381)
Balances at December 31, 2023	37,958,000	$ 166,609	$ 6	$ (115,558)	$ 51,057

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Consolidated Statements of Cash Flows
(In thousands, except share amounts)

| | Year Ended December 31, | |
	2023	2022
Cash flows from operating activities:		
Net loss	$ (19,381)	$ (13,676)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation	1,683	1,502
Amortization of discounts on marketable securities	(1,223)	(11)
Non-cash lease expense	70	64
Depreciation	30	25
Changes in operating assets and liabilities:		
Amounts receivable	(287)	48
Prepaid expenses and other assets	(160)	(54)
Accounts payable	192	225
Accrued liabilities	348	366
Net cash used in operating activities	(18,728)	(11,511)
Cash flows from investing activities:		
Purchase of marketable securities	(69,410)	(45,684)
Maturities of marketable securities	51,135	57,303
Purchase of property and equipment	(24)	(81)
Net cash provided by (used in) investing activities	(18,299)	11,538
Cash flows from financing activities:		
Proceeds from issuance of common shares, net of offering costs	36,848	—
Principal payments on finance lease obligations	(6)	(6)
Net cash provided by (used in) financing activities	36,842	(6)
Net increase (decrease) in cash and cash equivalents	(185)	21
Cash and cash equivalents at beginning of period	4,728	4,707
Cash and cash equivalents at end of period	$ 4,543	$ 4,728
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 33	$ 27
Assets acquired under operating lease	$ —	$ 446

See accompanying notes to consolidated financial statements.

DiaMedica Therapeutics Inc.
Notes to Consolidated Financial Statements

1. Business

DiaMedica Therapeutics Inc. and its wholly owned subsidiaries, DiaMedica USA Inc. and DiaMedica Australia Pty Ltd. (collectively, we, us, our, DiaMedica and the Company), exist for the primary purpose of advancing the clinical and commercial development of our proprietary recombinant KLK1 protein called DM199, for the treatment of neurological and cardio-renal diseases. Currently, our primary focus is on developing DM199, a recombinant form of the human tissue kallikrein-1 (KLK1) protein, for the treatment of acute ischemic stroke (AIS) and cardio-renal disease (CRD). Our parent company is governed under British Columbia's Business Corporations Act, and our common shares are publicly traded on The Nasdaq Capital Market under the symbol "DMAC."

2. Risks and Uncertainties

DiaMedica operates in a highly regulated and competitive environment. The development, manufacturing and marketing of pharmaceutical products require approval from, and are subject to ongoing oversight by, the United States Food and Drug Administration (FDA) in the United States, the European Medicines Agency (EMA) in the European Union and comparable agencies in other countries. We are in the clinical stage of development of our initial product candidate, DM199, for the treatment of AIS and CRD. We have not completed the development of any product candidate and do not generate any revenues from the commercial sale of any product candidate. DM199 requires significant additional clinical testing and investment prior to seeking marketing approval and is not expected to be commercially available for at least three years, if at all.

On July 6, 2022, we announced that the FDA placed a clinical hold on the investigational new drug application (IND) for our Phase 2/3 ReMEDy2 trial. The clinical hold was issued following us voluntarily pausing participant enrollment in the trial to investigate three unexpected instances of clinically significant hypotension (low blood pressure) occurring shortly after initiation of the intravenous (IV) dose of DM199. In September 2022, we submitted our analysis of the events leading to and causing the hypotensive events, and proposed protocol modifications to address the mitigation of these events for future trial participants. Following review of this analysis, the FDA informed us that they were continuing the clinical hold and requesting, among other items, an additional in-use in vitro stability study of the IV administration of DM199, which includes testing the combination of the IV bag, IV tubing and mechanical infusion pump, to further rule out any other cause of the hypotension events. The requested in-use study was completed at an independent laboratory and the results were substantially consistent with our earlier testing of the IV bags. In May 2023, these additional supporting data were submitted to the FDA in our clinical hold response. In June 2023, the FDA completed review of our clinical hold response and informed us that the clinical hold was removed allowing us to resume our Phase 2/3 ReMEDy2 trial.

Prior to the clinical hold of our ReMEDy2 trial, we had experienced slower than expected site activations and enrollment in our ReMEDy2 trial and may continue to experience these conditions as we activate additional clinical sites and enroll participants. We believe this was due primarily to clinical staff shortages resulting from layoffs and employee burnout, the reallocation of clinical nurses to COVID-19 care, particularly during surges in COVID-19 cases, a loss of study coordinators resulting from budget constraints and COVID-19 vaccination requirements and concerns managing logistics and protocol compliance for participants discharged from the hospital to an intermediate care facility. In an effort to mitigate the impact of these factors, we have worked with our contract research organization to develop alternative procedures to support study sites and potential participants as needed. We intend to continue to monitor the results of these efforts or implement additional actions to mitigate the impact of these factors on our ReMEDy2 trial, however no assurances can be provided as to if and when these issues will resolve.

Our future success is dependent upon the success of our development efforts, our ability to demonstrate clinical progress for our DM199 product candidate in the United States or other markets, our ability, or the ability of any future partner, to obtain required governmental approvals of our product candidate, our ability to license or market and sell our DM199 product candidate and our ability to obtain additional financing to fund these efforts.

As of December 31, 2023, we have incurred losses of $115.6 million since our inception in 2000. For the year ended December 31, 2023, we incurred a net loss of $19.4 million and negative cash flows from operating activities of $18.7 million. We expect to continue to incur operating losses until such time as any future product sales, licensing fees, milestone payments and/or royalty payments generate revenue sufficient to fund our continuing operations. For the foreseeable future, we expect to incur significant operating losses as we continue the development and clinical study of, and

to seek regulatory approval for, our DM199 product candidate. As of December 31, 2023, we had combined cash, cash equivalents and marketable securities of $52.9 million, working capital of $50.9 million and shareholders' equity of $51.1 million.

Our principal source of cash has been net proceeds from the issuance of equity securities. Although we have previously been successful in obtaining financing through equity securities offerings, there is no assurance that we will be able to do so in the future. This is particularly true if our clinical data is not positive or if economic and market conditions deteriorate.

We expect that we will need substantial additional capital to further our research and development activities, complete the required clinical studies, regulatory activities and manufacturing development for our product candidate, DM199, or any future product candidates, to a point where they may be licensed or commercially sold. We expect our current cash, cash equivalents and marketable securities to continue our ReMEDy2 trial and otherwise fund our planned operations for at least the next 12 months from the date of issuance of these consolidated financial statements. The amount and timing of our future funding requirements will depend on many factors, including timing and results of our ongoing development efforts, including our current ReMEDy2 trial and the rate of site activation and enrollment in the study, the potential expansion of our current development programs, potential new development programs, the effects of COVID-19, staffing shortages and other factors on our clinical trials and our operating expenses. We may require significant additional funds earlier than we currently expect and there is no assurance that we will not need or seek additional funding prior to such time, especially if market conditions for raising capital are favorable.

3. Summary of Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the assets, liabilities and expenses of DiaMedica Therapeutics Inc., and our wholly-owned subsidiaries, DiaMedica USA, Inc. and DiaMedica Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Functional currency

The United States dollar is our functional currency as it represents the economic effects of the underlying transactions, events and conditions and various other factors including the currency of historical and future expenditures and the currency in which funds from financing activities are mostly generated by the Company. A change in the functional currency occurs only when there is a material change in the underlying transactions, events and condition. A change in functional currency could result in material differences in the amounts recorded in the consolidated statements of operations and comprehensive loss for foreign exchange gains and losses. All amounts in the accompanying consolidated financial statements are in U.S. dollars unless otherwise indicated.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all bank deposits, including money market funds, and other investments, purchased with an original maturity to the Company of three months or less, to be cash and cash equivalents. The carrying amount of our cash equivalents approximates fair value due to the short maturity of the investments.

Marketable securities

The Company's marketable securities may consist of obligations of the United States government and its agencies, bank certificates of deposit and/or investment grade corporate obligations, which are classified as available-for-sale. Marketable securities which mature within 12 months from their date of purchase are included in current assets. Securities are valued based on market prices for similar assets using third party certified pricing sources. Available-for-sale securities are carried at fair value. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization or accretion is included in interest income. Realized gains and losses, if any, are calculated on the specific identification method and are included in other income in the consolidated statements of operations.

We conduct periodic reviews to identify and evaluate each available-for-sale debt security that is in an unrealized loss position in order to determine whether an other-than-temporary impairment exists. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Declines in fair value considered to be temporary and caused by noncredit-related factors, are recorded in accumulated other comprehensive loss, which is a separate component of shareholders' equity. Declines in fair value that are other than temporary or caused by credit-related factors, are recorded within earnings as an impairment loss. There were no other-than-temporary unrealized losses as of December 31, 2023.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company maintains its cash balances primarily with two financial institutions. These balances generally exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in cash and cash equivalents. The Company believes that the credit risk related to marketable securities is limited due to the adherence to an investment policy focused on the preservation of principal.

Fair value measurements

Under the authoritative guidance for fair value measurements, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The hierarchy is broken down into three levels defined as follows:

   Level 1 Inputs — quoted prices in active markets for identical assets and liabilities
   Level 2 Inputs — observable inputs other than quoted prices in active markets for identical assets and liabilities
   Level 3 Inputs — unobservable inputs

As of December 31, 2023, the Company believes that the carrying amounts of its other financial instruments, including amounts receivable, accounts payable and accrued liabilities, approximate their fair value due to the short-term maturities of these instruments. See Note 4, titled "*Marketable Securities*" for additional information.

Long-lived assets

Property and equipment are stated at purchased cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three to ten years for office equipment and four years for computer equipment. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations. Repairs and maintenance are expensed as incurred.

Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time. Measurement of impairment may be based upon appraisal, market value of similar assets or discounted cash flows.

Leases

We determine if an arrangement is a lease at inception. We have made a policy election to not separate lease and non-lease components for our real estate leases to the extent they are fixed. Non-lease components that are not fixed are expensed as incurred as variable lease expense. Our facility lease includes variable non-lease components, such as common-area maintenance costs. Our operating lease is included in operating lease right-of-use ("ROU") asset and operating lease obligations on our consolidated balance sheets. Our operating lease ROU asset represents our right to use an underlying

asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. The operating lease ROU asset and operating lease obligation are recognized based on the present value of lease payments over the lease term. The lease does not provide an implicit rate and, due to the lack of a commercially salable product, we are generally considered unable to obtain commercial credit. Therefore, considering the quoted rates for the lowest investment-grade debt and the interest rates implicit in recent financing leases, we estimated our incremental borrowing rate. The operating lease ROU asset excludes lease incentives. Our lease includes an option to extend or terminate the lease; lease terms are only adjusted for these options when it is reasonably certain that we will exercise such options to extend or terminate the lease. Lease expense is recognized on a straight-line basis over the lease term.

Assumptions made by us at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Research and development costs

Research and development (R&D) costs include expenses incurred in the conduct of human clinical trials such as fees paid to external service providers such as contract research organizations; clinical support services; clinical development including clinical site costs; outside nursing services and laboratory testing. R&D costs also include non-clinical research studies; fees paid to contract manufacturing and development organizations and outside laboratories for the development of DM199 and related manufacturing processes; and costs to produce sufficient amounts of the DM199 compound for use in our clinical studies; consulting resources with specialized expertise related to execution of our development plan for our DM199 product candidate; and personnel costs, including salaries, benefits and share-based compensation.

We charge research and development costs, including clinical trial costs, to expense when incurred. Our human clinical trials are performed at clinical trial sites and are administered jointly by us with assistance from various contract research organizations. Costs of setting up clinical trial sites are accrued upon execution of the study agreement. Expenses related to the performance of clinical trials are recorded or accrued based on actual invoices received and estimates of work completed to date by clinical trial sites, contract research organizations and outside vendors that assist with management and performance of the trials, and those that manufacture the investigational product. While we utilize electronic data capture systems to facilitate the transmission and capture of clinical trial activity, such information is often incomplete or delayed. Therefore we are required to estimate the levels of performance under each significant contract, including, among other things, the extent of participant enrollment, the extent of supporting services performed and other activities through communications with the clinical trial sites, CROs and supporting vendors and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual work performed at each clinical trial site and by each CRO or supporting vendor. Additionally, actual costs may be charged to us and are recognized as the tasks are completed by the clinical trial site. Accrued R&D costs may be subject to revisions as clinical trials, non-clinical research and DM199 development programs progress and any revisions are recorded in the period in which the facts that give rise to the revisions become known.

Patent costs

Costs associated with applying for, prosecuting and maintaining patents are expensed as incurred given the uncertainty of patent approval and, if approved, the resulting probable future economic benefit to the Company. Patent-related costs, consisting primarily of legal expenses and filing/maintenance fees, are included in general and administrative costs and were $318,000 and $146,000 for the years ended December 31, 2023 and 2022, respectively.

Share-based compensation

The cost of employee and non-employee services received in exchange for awards of equity instruments is measured and recognized based on the estimated grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period. We record forfeitures in the periods in which they occur.

The fair value of option awards is estimated at the date of grant using the Black-Scholes option pricing model. The determination of the fair value of share-based awards is affected by our share price, as well as assumptions regarding a number of complex and subjective variables. Risk free interest rates are based upon United States Government bond rates appropriate for the expected term of each award. Expected volatility rates are based on the historical volatility over a period equal to the expected term of the option. The assumed dividend yield is zero, as we do not expect to declare any dividends

in the foreseeable future. The expected term of options is estimated considering the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted rates, for each of the jurisdictions in which the Company operates, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company has provided a full valuation allowance against the gross deferred tax assets as of December 31, 2023 and 2022. See Note 14, "Income Taxes" for additional information. The Company's policy is to classify interest and penalties related to income taxes as income tax expense.

Net loss per share

We compute net loss per share by dividing our net loss (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period, if any, are weighted for the portion of the period that they were outstanding. The computation of diluted earnings per share, or EPS, is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Our diluted EPS is the same as basic EPS due to the exclusion of common share equivalents as their effect would be anti-dilutive.

The following table summarizes our calculation of net loss per common share for the periods presented (in thousands, except share and per share data):

	Year Ended December 31,	
	2023	2022
Net loss	$ (19,381)	$ (13,676)
Weighted average shares outstanding—basic and diluted	32,566,723	26,443,067
Basic and diluted net loss per share	$ (0.60)	$ (0.52)

The following outstanding potential common shares were not included in the diluted net loss per share calculations as their effects were not dilutive:

	Year Ended December 31,	
	2023	2022
Employee and non-employee stock options	3,871,013	2,782,248
Common shares issuable under common share purchase warrants	—	265,000
Common shares issuable upon settlement of deferred stock units	213,905	134,402
	4,084,918	3,181,650

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. The standard was effective for smaller reporting companies in fiscal years beginning after December 15, 2022 with early adoption permitted for all periods beginning after December 15, 2018. We adopted ASU No. 2016-13 on January 1, 2023, which did not have an impact on our consolidated financial statements.

4. Marketable Securities

The available-for-sale marketable securities are primarily comprised of investments in commercial paper, corporate bonds and government securities and consist of the following, measured at fair value on a recurring basis (in thousands):

	Fair Value	Level 1	Level 2	Level 3
		Fair Value Measurements as of December 31, 2023 Using Inputs Considered as		
Commercial paper and corporate bonds	$ 21,764	$ —	$ 21,764	$ —
Government securities	26,588	—	26,588	—
Total marketable securities	$ 48,352	$ —	$ 48,352	$ —

	Fair Value	Level 1	Level 2	Level 3
		Fair Value Measurements as of December 31, 2022 Using Inputs Considered as		
Commercial paper and corporate bonds	$ 14,209	$ —	$ 14,209	$ —
Government securities	14,565	—	14,565	—
Total marketable securities	$ 28,774	$ —	$ 28,774	$ —

Accrued interest receivable on available-for-sale securities was $298,000 and $80,000 for the years ended December 31, 2023 and 2022, respectively, and is included in amounts receivable.

There were no transfers of assets between Level 1 and Level 2 of the fair value measurement hierarchy during the year ended December 31, 2023.

Under the terms of the Company's investment policy, purchases of marketable securities are limited to investment grade governmental and corporate obligations and bank certificates of deposit with a primary objective of principal preservation. Maturities of individual securities are less than one year, and the amortized cost of all securities approximated fair value as of December 31, 2023 and 2022.

5. Amounts Receivable

Amounts receivable consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Accrued interest receivable on marketable securities	$ 298	$ 80
Other	71	2
Total amounts receivable	$ 369	$ 82

6. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Advances to vendors	$ 317	$ 42
Prepaid expenses	94	209
Total prepaid expenses and other assets	$ 411	$ 251

We periodically advance funds to vendors engaged to support the performance of our clinical trials and related supporting activities. The funds advanced are held, interest free, for varying periods of time and may be recovered by the Company through partial reductions of ongoing invoices, application against final study/project invoices or refunded upon completion of services to be provided. Deposits are classified as current or non-current based upon their expected recovery time.

7. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Furniture and equipment	$ 128	$ 124
Computer equipment	87	76
Leasehold Improvements	16	16
	231	216
Less accumulated depreciation	(100)	(80)
Property and equipment, net	$ 131	$ 136

Depreciation expense was $30,000 and $25,000 for each of the years ended December 31, 2023 and 2022, respectively. During 2023 and 2022, we disposed of $10,000 and $12,000 of equipment, respectively.

8. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Accrued compensation	766	667
Accrued research and other professional fees	730	215
Accrued clinical trial costs	258	472
Accrued other liabilities	23	11
Total accrued liabilities	$ 1,777	$ 1,365

9. Operating Lease

In June 2022, we entered into an agreement to lease approximately 6,000 square feet of office space in Minneapolis, Minnesota, near our former office space. The lease commencement date was September 1, 2022, has a term of 65 months expiring on January 31, 2028 and includes an incentive of five months of full rent abatement. This incentive is subject to repayment if we default in performance of any material obligations under the lease prior to the 48th month of the lease and the landlord terminates the lease. Upon lease commencement, the Company recognized an operating lease right-of-use asset and a corresponding operating lease obligation of $446,000, respectively.

Our operating lease costs were $104,000 and $78,000 for the years ended December 31, 2023 and 2022, respectively. Our variable lease costs were $92,000 and $25,000 for the years ended December 31, 2023 and 2022, respectively. Variable lease costs consist primarily of common area maintenance costs, insurance and taxes which are paid based upon actual costs incurred by the lessor.

Maturities of our operating lease obligation are as follows as of December 31, 2023 (in thousands):

2024	109
2025	113
2026	116
2027	119
2028	10
Total lease payments	$ 467
Less interest portion	(71)
Present value of lease obligation	$ 396

Former office lease

We leased certain office space under a non-cancelable operating lease that terminated on August 31, 2022, and we did not renew it. This lease included lease (e.g., fixed rent) and non-lease components (e.g., common-area and other maintenance costs). The right-of-use asset for this lease was fully amortized as of August 31, 2022.

10. Commitments and Contingencies

Clinical trials and product development

In the normal course of business, we incur obligations to make future payments as we execute our business plan. These obligations may relate to preclinical or clinical studies, manufacturing or manufacturing process development and other related or supporting activities. Currently, these obligations include costs to be incurred with contract research organizations, central laboratory and pharmacy services, clinical study sites, home nursing services, various other vendors supporting the performance of our clinical trials and contract manufacturing and development organizations. The contracts we enter into with these vendors and the commitments within these contracts are subject to significant variability based upon the actual activities/services performed by each vendor. As a result, the ultimate amounts due may be materially different as these obligations are affected by, among other factors, the number and pace of clinical study sites activated, the number of participants enrolled, the amount of time to complete trial enrollment and the time required to finalize, analyze and report our clinical trial results. Clinical research agreements are generally cancelable upon up to 60-90 days' notice, with our obligation limited to costs incurred up to that date, including any non-cancelable costs. Cancelation terms for product manufacturing and process development contracts vary and are generally dependent upon timelines for sourcing research materials and reserving laboratory time. As of December 31, 2023, we estimate that our outstanding commitments, including such cancellable contracts, are approximately $15.3 million over the next 12 months and approximately $12.5 million in the following 12 months.

Technology license

We have entered into a license agreement with Catalent Pharma Solutions, LLC (Catalent) whereby we have licensed certain gene expression technology and we contract with Catalent for the manufacture of DM199. Under the terms of this license, certain milestone and royalty payments may become due under this agreement and are dependent upon, among other factors, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. As of December 31, 2023, one milestone payment obligation remains which is due upon our first regulatory approval of DM199 for commercial sale. Following the launch of our first product, we will also incur a royalty of less than 1% on net sales. The royalty term is indefinite but the license agreement may be canceled by us on 90 days' prior written notice. The license may not be terminated by Catalent unless we fail to make required milestone and royalty payments.

Indemnification of directors and officers

The Company, as permitted under laws of the BCBCA and in accordance with the Company's Articles and indemnification agreements, will indemnify and advance expenses to its directors and officers to the fullest extent permitted by law and may choose to indemnify other employees or agents from time to time. The Company has secured insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to the Company. As of December 31, 2023, there was no pending litigation or proceeding involving any director or officer of the Company as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification. Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended (Securities Act) may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the United States Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company had not recorded any liabilities for these obligations as of December 31, 2023 or 2022.

11. Shareholders' Equity

Authorized capital stock

DiaMedica has authorized share capital of an unlimited number of common voting shares, and the shares do not have a stated par value. Common shareholders are entitled to receive dividends as declared by the Company, if any, and are entitled to one vote per share at the Company's annual general meeting and any extraordinary or special general meeting.

Equity issued during the year ended December 31, 2023

On April 10, 2023, in conjunction with his appointment as Chief Business Officer of DiaMedica, David Wambeke purchased 468,750 of DiaMedica's common shares at an aggregate purchase price of $750,000 or $1.60 per share.

On June 21, 2023, we issued and sold an aggregate 11,011,406 common shares pursuant to a securities purchase agreement at a purchase price of $3.40 per share, or $3.91 per share in the case of our participating directors and officers, in a private placement. As a result of the offering, we received gross proceeds of $37.5 million, which resulted in net proceeds to us of approximately $36.1 million, after deducting the offering expenses.

In connection with the June 2023 private placement, we entered into a registration rights agreement (Registration Rights Agreement) with the investors pursuant to which we agreed to file with the United States Securities and Exchange Commission (SEC) a registration statement registering the resale of the shares sold in the June 2023 private placement (Resale Registration Statement). The Resale Registration Statement was filed with the SEC on June 30, 2023 and declared effective by the SEC on July 7, 2023. Under the terms of the Registration Rights Agreement, we agreed to keep the Resale Registration Statement effective at all times until the shares are no longer considered "Registrable Securities" under the Registration Rights Agreement and if we fail to keep the Resale Registration Statement effective, subject to certain permitted exceptions, we will be required to pay liquidated damages to the investors in an amount of up to 10% of the invested capital, excluding interest. We also agreed, among other things, to indemnify the selling holders under the Resale Registration Statement from certain liabilities and to pay all fees and expenses incident to our performance of or compliance with the Registration Rights Agreement.

During the year ended December 31, 2023, 17,621 common shares were issued in settlement of deferred share units and 17,156 common shares were issued in settlement of restricted stock units.

Equity issued during the year ended December 31, 2022

During the year ended December 31, 2022, we did not issue any common shares or other equity securities, other than stock options and deferred stock units.

Shares reserved

Common shares reserved for future issuance are as follows:

	December 31, 2023
Employee and non-employee stock options	3,871,013
Common shares issuable upon settlement of deferred stock units	213,905
Common shares issuable under common share purchase warrants	—
Shares available for grant under the Amended and Restated 2019 Omnibus Incentive Plan	927,215
Shares available for grant under the 2021 Employment Inducement Incentive Plan	395,000
Total	5,407,133

12. Share-Based Compensation

Amended and Restated 2019 Omnibus Incentive Plan

The DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan (the 2019 Plan) was adopted by the Board of Directors (Board) on March 10, 2022 and approved by our shareholders at our 2022 Annual General Meeting of Shareholders held on May 18, 2022.

The 2019 Plan permits the Board, or a committee or subcommittee thereof, to grant to the Company's eligible employees, non-employee directors and certain consultants non-statutory and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units (RSUs), deferred stock units (DSUs), performance awards, non-employee director awards and other stock-based awards. We grant options to purchase common shares under the 2019 Plan at no less than the fair market value of the underlying common shares as of the date of grant. Options granted to employees and non-employee directors have a maximum term of ten years and generally vest over one to four years. Options granted to non-employees have a maximum term of five years and generally vest over one year. Subject to adjustment as provided in the 2019 Plan, the maximum number of the Company's common shares authorized for issuance under the 2019 Plan is 4,000,000 shares. As of December 31, 2023, options to purchase an aggregate of 2,818,103 common shares were outstanding and 196,572 common shares were reserved for issuance upon settlement of DSUs under the 2019 Plan.

2021 Employment Inducement Incentive Plan

On December 3, 2021, the Board adopted the DiaMedica Therapeutics Inc. 2021 Employment Inducement Incentive Plan (Inducement Plan) to facilitate the granting of equity awards as an inducement material to new employees joining the Company. The Inducement Plan was adopted without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4) and is administered by the Compensation Committee of the Board of Directors. The Board reserved 1,000,000 common shares of the Company for issuance under the Inducement Plan, which permits the grant of non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based awards, to eligible recipients. The only persons eligible to receive awards under the Inducement Plan are individuals who are new employees and satisfy the standards for inducement grants under Nasdaq Listing Rule 5635(c)(4) or 5635(c)(3), as applicable. Also on December 3, 2021, the Compensation Committee adopted a form of notice of option grant and option award agreement for use under the Inducement Plan, which contains terms substantially identical to the form of notice of option grant and option award agreement for use under the shareholder-approved 2019 Plan. The Inducement Plan has a term of 10 years. The share reserve under the Inducement Plan may be increased at the discretion of and approval by the Board. As of December 31, 2023, options to purchase an aggregate of 605,000 common shares were outstanding under the Inducement Plan.

Prior Stock Option Plan

The DiaMedica Therapeutics Inc. Stock Option Plan, Amended and Restated November 6, 2018 (Prior Plan), was terminated by the Board of Directors in conjunction with the shareholder approval of the 2019 Plan. Awards outstanding under the Prior Plan remain outstanding in accordance with and pursuant to the terms thereof. Options granted under the Prior Plan have terms similar to those used under the 2019 Plan. As of December 31, 2023, options to purchase an aggregate of 447,910 common shares were outstanding under the Prior Plan.

Prior Deferred Stock Unit Plan

The DiaMedica Therapeutics Inc. Amended and Restated Deferred Stock Unit Plan (Prior DSU Plan) was terminated by the Board of Directors in conjunction with the shareholder approval of the 2019 Plan. Awards outstanding under the Prior DSU Plan remain outstanding in accordance with and pursuant to the terms thereof. As of December 31, 2023, there were 17,333 common shares reserved for issuance upon settlement of DSUs outstanding under the Prior DSU Plan.

Share-based compensation expense for each of the periods presented is as follows (in thousands):

	December 31, 2023	December 31, 2022
Research and development	$ 619	$ 460
General and administrative	1,064	1,042
Total share-based compensation	$ 1,683	$ 1,502

We recognize share-based compensation based on the fair value of each award as estimated using the Black-Scholes option valuation model. Ultimately, the actual expense recognized over the vesting period will only be for those shares that actually vest.

A summary of option activity is as follows (in thousands except share and per share amounts):

	Shares Underlying Options		Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Balances as of December 31, 2021	1,896,600	$	5.25	$ 169
Granted	1,014,398		2.58	
Exercised	—		—	
Expired/cancelled	(68,437)		4.25	
Forfeited	(60,313)		11.05	
Balances as of December 31, 2022	2,782,248	$	4.12	$ 17
Granted	1,172,515		2.59	
Exercised	—		—	
Expired/cancelled	(58,750)		8.08	
Forfeited	(25,000)		3.24	
Balances as of December 31, 2023	3,871,013	$	3.61	$ 832

A summary of the status of our unvested shares underlying options during the year ended and as of December 31, 2023 is as follows:

	Shares Underlying Options		Weighted Average Grant Date Fair Value Per Share
Unvested as of December 31, 2022	1,241,137	$	2.31
Granted	1,172,515		2.09
Vested	(723,968)		2.38
Forfeited	(25,000)		2.65
Unvested as of December 31, 2023	1,664,684	$	2.11

Information about stock options outstanding, vested and expected to vest as of December 31, 2023, is as follows:

	Outstanding, Vested and Expected to Vest				Options Vested and Exercisable	
Per Share Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price		Options Exercisable	Weighted Average Remaining Contractual Life (Years)
$1.00 - $1.99	343,443	9.0	$ 1.55		78,112	8.9
$2.00 - $2.99	1,706,470	7.8	2.62		612,581	6.8
$3.00 - $3.99	448,726	6.8	3.75		282,324	5.7
$4.00 - $4.99	862,849	5.5	4.59		857,849	5.5
$5.00 - $16.00	509,525	6.5	6.56		375,463	6.1
	3,871,013	7.1	$ 3.61		2,206,329	6.1

The cumulative grant date fair value of employee options vested during the years ended December 31, 2023 and 2022 was $1.7 million and $1.0 million, respectively. No options were exercised during the years ended December 31, 2023 and 2022.

As of December 31, 2023, total compensation expense related to unvested employee stock options not yet recognized was $3.3 million, which is expected to be allocated to expenses over a weighted-average period of 2.7 years.

The assumptions used in calculating the fair value under the Black-Scholes option valuation model are set forth in the following table for options issued by the Company for the years ended December 31, 2023 and 2022:

	2023	2022
Common share fair value	$1.57 – $3.24	$1.47 – $3.88
Risk-free interest rate	3.5 – 4.6%	1.4 – 3.6%
Expected dividend yield	0%	0%
Expected option life (years)	5.0 – 5.7	5.0 – 5.6
Expected stock price volatility	101.7 – 108.1%	102.1 – 104.0%

Deferred Stock Units and Restricted Stock Units

Under our non-employee director compensation program, non-employee directors may elect to receive RSUs or DSUs in lieu of all or a portion of the annual cash retainers payable to such director. Each RSU or DSU represents the right to receive one share of our common stock. These recipients receive a number of RSUs or DSUs equal to the amount of the elected portion of the annual cash retainers divided by the 10-trading day average closing sale price of the common stock as determined on the third (3rd) business day prior to the anticipated grant date of the award. Vesting for these annual RSU and DSU grants is quarterly over one year, conditioned on continuous service. The cost of the RSUs and DSUs is measured and recognized based on the fair market value of our common shares on the date of grant. RSUs will be settled immediately upon vesting and DSU awards will be settled following a separation from service by such director.

There were approximately 214,000 and 134,000 vested DSUs and no RSUs outstanding under our share-based compensation plans as of December 31, 2023 and 2022, respectively. During 2023, 17,621 common shares were issued upon settlement of 17,621 DSUs held by a former non-employee director and 17,156 common shares were issued upon settlement of 17,156 RSUs. No common shares were issued upon settlement of DSUs or RSUs during 2022. There were no unvested DSUs or RSUs as of December 31, 2023 and 2022.

13. Employee Benefit Plan

We maintain an employee 401(k) retirement savings plan (401(k) Plan). The 401(k) Plan provides eligible employees with an opportunity to make tax-deferred contributions into a long-term investment and savings program. All employees over the age of 21 may elect to participate in the 401(k) Plan beginning on their hire date. The 401(k) Plan allows eligible employees to contribute a portion of their annual compensation, subject only to maximum limits required by law. We contribute an amount up to 4% of each employees' compensation under the safe harbor provisions provided by the Internal Revenue Service rules governing 401(k) plans. Employee and employer safe harbor contributions vest immediately.

We have recorded contribution expenses of $137,000 and $112,000 for the years ended December 31, 2023 and 2022, respectively.

14. Income Taxes

The Company has incurred net operating losses since inception. The Company has not reflected the benefit of net operating loss carryforwards in the accompanying consolidated financial statements and has established a full valuation allowance against its deferred tax assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as operating losses and tax credit carryforwards.

The significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2023	2022
Deferred tax assets (liabilities):		
Non-capital losses carried forward	$ 26,044	$ 21,000
Research and development expenditures	817	817
Share issue costs	495	338
Patents and other	358	320
Accruals	214	213
Share-based compensation	212	166
Property and equipment	(102)	(117)
Total deferred tax asset, net	28,038	22,737
Valuation allowance	(28,038)	(22,737)
Net deferred tax asset	$ —	$ —

Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. Because of our history of operating losses, management believes that the deferred tax assets arising from the above-mentioned future tax benefits are currently not likely to be realized and, accordingly, we have provided a full valuation allowance.

The reconciliation of the Canadian statutory income tax rate applied to the net loss for the year to the income tax expense is as follows (in thousands):

	December 31,	
	2023	2022
Statutory income tax rate	27.0%	27.0%
Income tax recovery based on statutory rate	$ (5,225)	$ (3,685)
Share-based compensation	409	340
Prior-year true-ups	(388)	(33)
Share issuance costs	(71)	—
Other	17	62
Change in valuation allowance	5,301	3,344
Income tax expense	$ 43	$ 28

Net operating losses and tax credit carryforwards as of December 31, 2023, are as follows:

	Amount (In thousands)	Expiration Years
Non-capital income tax losses, net	$ 92,955	Beginning 2026
Research and development expense carry forwards	3,027	Indefinitely
Tax credits	474	Beginning 2024

The Company is subject to taxation in Canada, the United States and Australia. Tax returns, since the inception of DiaMedica Therapeutics Inc., are subject to examinations by Canadian tax authorities and may change upon examination. Tax returns of DiaMedica USA, Inc., since its inception in 2012 and thereafter, are subject to examination by the U.S. federal and state tax authorities. Tax returns of DiaMedica Therapeutics Australia Pty Ltd., since its inception in 2016 and thereafter, are subject to examination by the Australian tax authorities.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (Exchange Act)) that are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of its Chief Executive Officer and its Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered in this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control-Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

This annual report on Form 10-K does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting due to an exemption established by the JOBS Act for "smaller reporting companies."

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2023 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications

During the three months ended December 31, 2023, none of our directors or "officers" (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) and 408(c) respectively of SEC Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Directors

The information in the "Voting Proposal One – Election of Directors" section of our definitive proxy statement to be filed with the SEC with respect to our next annual general meeting of shareholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Executive Officers

Information concerning our executive officers is included in this annual report on Form 10-K under Item 1 of Part I under "Information About Our Executive Officers."

Code of Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers and employees, in accordance with Section 406 of the Sarbanes-Oxley Act, the rules of the SEC promulgated thereunder, and the Nasdaq Listing Rules. In the event that any changes are made or any waivers from the provisions of the code of business conduct and ethics are made, these events would be disclosed on our website or in a report on Form 8-K within four business days of such event. The code of business conduct and ethics is posted on our website at www.diamedica.com. Copies of the code of business conduct and ethics will be provided free of charge upon written request directed to Investor Relations, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305.

Changes to Nomination Procedures

During the fourth quarter of fiscal 2023, we made no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors.

Audit Committee Matters

The information in the "Corporate Governance—Audit Committee" section of our definitive proxy statement to be filed with the SEC with respect to our next annual general meeting of shareholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Item 11.   Executive Compensation

The information in the "Director Compensation" and "Executive Compensation" sections of our definitive proxy statement to be filed with the SEC with respect to our next annual general meeting of shareholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Stock Ownership

The information in the "Stock Ownership—Security Ownership of Significant Beneficial Owners" and "Stock Ownership—Security Ownership of Management" sections of our definitive proxy statement to be filed with the SEC with respect to our next annual general meeting of shareholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes outstanding options and other awards under our equity compensation plans as of December 31, 2023. Our equity compensation plans as of December 31, 2022 were the DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan (2019 Plan), the DiaMedica Therapeutics Inc. Stock Option Plan, Amended and Restated November 6, 2018 (Prior Plan), the DiaMedica Therapeutics Inc. Amended and Restated Deferred Share Unit Plan (DSU Plan) and the DiaMedica Therapeutics Inc. 2021 Employment Inducement Incentive Plan (Inducement Plan).

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,479,918[1]	$ 4.14[2]	927,215
Equity compensation plans not approved by security holders	605,000	$ 2.52	395,000[3]
Total	4,084,918	$ 5.10[2]	1,322,215[4]

(1) Amount includes 2,818,103 common shares issuable upon the exercise of stock options and 196,572 common shares issuable upon the settlement of DSU awards outstanding under the 2019 Plan, 447,910 common shares issuable upon the exercise of stock options under the Prior Plan and 17,333 common shares issuable under the DSU Plan.

(2) Not included in the weighted-average exercise price calculation are 196,572 deferred stock unit awards under the 2019 Plan and 17,333 deferred stock unit awards under the DSU Plan.

(3) On December 3, 2021, the Board adopted Inducement Plan to facilitate the granting of equity awards as an inducement material to new employees joining the Company. The Inducement Plan was adopted without shareholder approval pursuant to Nasdaq Listing Rule 5635(c)(4) and is administered by the Compensation Committee of the Board of Directors. The Board reserved 1,000,000 common shares of the Company for issuance under the Inducement Plan, which permits the grant of non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based awards, to eligible recipients. The only persons eligible to receive awards under the Inducement Plan are individuals who are new employees and satisfy the standards for inducement grants under Nasdaq Listing Rule 5635(c)(4) or 5635(c)(3), as applicable. Also on December 3, 2021, the Compensation Committee adopted a form of notice of option grant and option award agreement for use under the Inducement Plan, which contains terms substantially identical to the form of notice of option grant and option award agreement for use under the shareholder-approved 2019 Plan. The Inducement Plan has a term of 10 years. The share reserve under the Inducement Plan may be increased at the discretion of and approval by the Board. As of December 31, 2023, 605,000 option awards had been granted under the Inducement Plan.

(4) Amount includes 927,215 shares remaining available for future issuance under the 2019 Plan and 395,000 remaining available for future issuance under the Inducement Plan.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information in the "Related Person Relationships and Transactions" and "Corporate Governance—Director Independence" sections of our definitive proxy statement to be filed with the SEC with respect to our next annual general meeting of shareholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Item 14.   Principal Accountant Fees and Services

The information in the "Voting Proposal Two—Appointment of Baker Tilly US, LLP as our Independent Registered Public Accounting Firm and Authorization to Fix Remuneration" section of our definitive proxy statement to be filed with the SEC with respect to our next annual general meeting of shareholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

Financial Statements

Our consolidated financial statements are included in "*Part II, Item 8. Financial Statements and Supplementary Data.*"

Financial Statement Schedules

All financial statement schedules are omitted because they are inapplicable since we are a smaller reporting company.

Exhibits

The exhibits being filed or furnished with this report are listed below, along with an indication as to each management contract or compensatory plan or arrangement.

A copy of any of the exhibits listed or referred to herein will be furnished at a reasonable cost to any person who is a shareholder upon receipt from any such person of a written request for any such exhibit. Such request should be sent to: Mr. Scott Kellen, Chief Financial Officer and Corporate Secretary, DiaMedica Therapeutics Inc., 301 Carlson Parkway, Suite 210, Minneapolis, Minnesota 55305, Attn: Shareholder Information.

Item No.	Item	Method of Filing
3.1	Notice of Articles of DiaMedica Therapeutics Inc. dated May 31, 2019	Incorporated by reference to Exhibit 3.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2019 (File No. 001-36291)
3.2	Amended and Restated Articles of DiaMedica Therapeutics Inc. Effective May 17, 2023	Incorporated by reference to Exhibit 3.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 18, 2023 (File No. 001-36291)
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Filed herewith
4.2	Specimen Certificate representing Voting Common Shares of DiaMedica Therapeutics Inc.	Incorporated by reference to Exhibit 4.2 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2019 (File No. 001-36291)
4.3	Registration Rights Agreement dated as of September 28, 2021 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 4.5 to DiaMedica's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on October 5, 2021 (File No. 333-260066)
4.4	Registration Rights Agreement dated as of June 23, 2023 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 4.6 to DiaMedica's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on June 30, 2023 (File No. 333-273068)
10.1#	DiaMedica Therapeutics Inc. Amended and Restated 2019 Omnibus Incentive Plan	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 19, 2022 (File No. 001-36291)
10.2#	Form of Option Award Agreement under the DiaMedica Therapeutics Inc. 2019 Omnibus Incentive Plan	Incorporated by reference to Exhibit 10.2 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-36291)

Item No.	Item	Method of Filing
10.3#	Form of Restricted Stock Unit Award Agreement under the DiaMedica Therapeutics Inc. 2019 Omnibus Incentive Plan	Incorporated by reference to Exhibit 10.3 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 21, 2019 (File No. 001-36291)
10.4#	Form of Deferred Stock Unit Award Agreement under the DiaMedica Therapeutics Inc. 2019 Omnibus Incentive Plan	Incorporated by reference to Exhibit 10.1 to DiaMedica's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (File No. 001-36291)
10.5#	DiaMedica Therapeutics Inc. 2021 Employment Inducement Incentive Plan	Incorporated by reference to Exhibit 10.5 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-36291)
10.6#	Form of Inducement Option Award Agreement under the DiaMedica Therapeutics Inc. 2021 Employment Incentive Plan	Incorporated by reference to Exhibit 10.6 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-36291)
10.7#	DiaMedica Therapeutics Inc. Stock Option Plan Amended and Restated November 6, 2018	Incorporated by reference to Exhibit 10.1 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.8#	Form of Option Agreement under the DiaMedica Therapeutics Inc. Stock Option Plan Amended and Restated November 6, 2018	Incorporated by reference to Exhibit 10.3 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.9#	Form of Option Agreement under the DiaMedica Therapeutics Inc. Stock Option Plan Amended and Restated December 21, 2017	Incorporated by reference to Exhibit 10.2 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.10#	DiaMedica Therapeutics Inc. Amended and Restated Deferred Share Unit Plan	Incorporated by reference to Exhibit 10.4 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.11#	DiaMedica Therapeutics Inc. Short-Term Incentive Plan	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 21, 2019 (File No. 001-36291)
10.12#	Form of Indemnification Agreement between DiaMedica Therapeutics Inc. and Each Director and Officer	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 4, 2019 (File No. 001-36291)
10.13#	Employment Agreement effective as of September 12, 2018 between DiaMedica USA, Inc. and Rick Pauls	Incorporated by reference to Exhibit 10.6 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)

Item No.	Item	Method of Filing
10.14#	Employment Agreement effective as of September 12, 2018 between DiaMedica USA, Inc. and Scott Kellen	Incorporated by reference to Exhibit 10.7 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-36291)
10.15#	Employment Agreement effective as of January 3, 2022 between DiaMedica USA, Inc. and Kirsten Gruis	Incorporated by reference to Exhibit 10.17 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-36291)
10.16#	Consulting Services Agreement dated as of September 1, 2023 between DiaMedica USA, Inc. and Kirsten Gruis, M.D.	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 5, 2023 (SEC File No. 001-36291)
10.17#	Separation Agreement and Release dated as of September 3, 2023 between Kirsten Gruis, M.D. and DiaMedica USA, Inc.	Incorporated by reference to Exhibit 10.2 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 5, 2023 (SEC File No. 001-36291)
10.18	301 Carlson Parkway Office Lease dated June 22, 2022 between Medica Services Company, LLC and DiaMedica USA Inc.	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 29, 2022 (File No. 001-36291)
10.19	Lease Guaranty Agreement dated June 22, 2022 by DiaMedica Therapeutics Inc.	Incorporated by reference to Exhibit 10.2 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 29, 2022 (File No. 001-36291)
10.20[(1)]	GPEx® - Derived Cell Line Sale Agreement dated February 2, 2012 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Incorporated by reference to Exhibit 10.12 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.21	First Amendment to GPEx® Development and Manufacturing Agreement dated April 10, 2017 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Incorporated by reference to Exhibit 10.13 to DiaMedica's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on November 9, 2018 (File No. 333-228313)
10.22	Second Amendment to GPEx® Development and Manufacturing Agreement dated as of October 22, 2018 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Incorporated by reference to Exhibit 10.19 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-36291)
10.23	Third Amendment to GPEx® Development and Manufacturing Agreement dated as of April 11, 2022 between DiaMedica Therapeutics Inc. and Catalent Pharma Solutions, LLC	Filed herewith
10.24	Securities Purchase Agreement dated as of September 26, 2021 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 27, 2021 (File No. 001-36291)

Item No.	Item	Method of Filing
10.25#	Securities Purchase Agreement dated as of June 21, 2023 among DiaMedica Therapeutics Inc. and the Purchasers Party Thereto	Incorporated by reference to Exhibit 10.1 to DiaMedica's Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 21, 2023 (SEC File No. 001-36291)
21.1	Subsidiaries of DiaMedica Therapeutics Inc.	Incorporated by reference to Exhibit 21.1 to DiaMedica's Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-36291)
23.1	Consent of Baker Tilly US, LLP	Filed herewith
31.1	Certification of President and Chief Executive Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of President and Chief Executive Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
32.2	Certification of Chief Financial Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith
97.1	DiaMedica Therapeutics Inc. Clawback Policy	Filed herewith
101	The following materials from DiaMedica Therapeutics Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements	Filed herewith
104	Cover Page Interactive Data File	Embedded within the Inline XBRL document

# Indicates a management contract or compensatory plan or arrangement.

(1) Portions of this exhibit have been redacted and are subject to an order granting confidential treatment under Rule 406 of the United States Securities Act of 1933, as amended (File No. 333-228313, CF #36833). The redacted material was filed separately with the Securities and Exchange Commission.

Item 16.   Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**DIAMEDICA THERAPEUTICS INC.**

Date: March 19, 2024   By: /s/ Rick Pauls
                                                         Rick Pauls
                                                         President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Rick Pauls Rick Pauls	President, Chief Executive Officer and Director (principal executive officer)	March 19, 2024
/s/ Scott Kellen Scott Kellen	Chief Financial Officer and Secretary (principal financial and accounting officer)	March 19, 2024
/s/ Richard Pilnik Richard Pilnik	Chairman of the Board	March 19, 2024
/s/ Michael Giuffre, M.D. Michael Giuffre, M.D.	Director	March 19, 2024
/s/ Richard Kuntz Richard Kuntz	Director	March 19, 2024
/s/ Tanya N. Lewis Tanya N. Lewis	Director	March 19, 2024
/s/ James Parsons James Parsons	Director	March 19, 2024
/s/ Charles P. Semba, M.D. Charles P. Semba, M.D.	Director	March 19, 2024

[page intentionally left blank]

EXECUTIVE AND OTHER OFFICERS

Rick Pauls
President and Chief Executive Officer

Lorianne Masuoka, M.D.
Chief Medical Officer

Scott Kellen
Chief Financial Officer and Corporate Secretary

Ambarish Shah, Ph.D.
Chief Technology Officer

David Wambeke
Chief Business Officer

Dominic Cundari
Chief Commercial Officer

Julie VanOrsdel Daves
Senior Vice President, Clinical Development Operations

ANNUAL GENERAL MEETING

The Annual General Meeting of our shareholders will be held on Wednesday, May 22, 2024, beginning at 9:00 a.m., Central Daylight Savings Time, at the offices of:

DiaMedica Therapeutics Inc.
301 Carlson Parkway
Suite 210
Minneapolis, MN 55305

PROFESSIONAL SERVICE PROVIDERS

Independent Auditors
Baker Tilly US, LLP
225 South Sixth Street
Suite 2300
Minneapolis, MN 55402

Legal Counsel
Fox Rothschild LLP
City Center
33 South Sixth Street
Suite 3600
Minneapolis, MN 55402

Pushor Mitchell LLP
301 – 1665 Ellis Street
Kelowna, BC V1Y 2B3
Canada

Patent Counsel
Cooley LLP
1700 Seventh Avenue
Suite 1900
Seattle, WA 98101

Transfer Agent and Registrar
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
Canada
800.564.6253
+1 (514) 982 7555
service@computershare.com

SHARE INFORMATION

Our voting common shares are traded on The Nasdaq Capital Market under the symbol "DMAC."

DiaMedica Therapeutics Inc.
301 Carlson Parkway, Ste 210
Minneapolis, MN 55305
+1.763.479.1196 Phone
www.diamedica.com
info@diamedica.com



DiaMedica Therapeutics Inc.
301 Carlson Parkway, Ste 210
Minneapolis, MN 55305
+1.763.496.5454 Phone
www.diamedica.com
bd@diamedica.com

